Filed Pursuant to Rule 424(b)(4)
Registration No. 333-104419
PROSPECTUS

7,000,000 Shares

Common Stock

We are offering 7,000,000 shares of our common stock in this initial public offering. No public market currently exists for our common stock.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “NTGR.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public Offering Price	$14.00	$98,000,000
Underwriting Discount	$0.98	$6,860,000
Proceeds to NETGEAR (before expenses)	$13.02	$91,140,000

We have granted the underwriters a 30-day option to purchase up to 1,050,000 additional shares of common stock at the public offering price less the underwriting discount to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August 5, 2003.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

UBS INVESTMENT BANK

July 30, 2003

PROSPECTUS SUMMARY
The Offering
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      Until August 24, 2003, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

      This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

NETGEAR, Inc.

      We design, develop and market technologically advanced, branded networking products that address the specific needs of small business and home users. We supply networking products that meet the ease-of-use, quality, reliability, performance and affordability requirements of these users. Our suite of approximately 100 products enables users to share Internet access, peripherals, files, digital multimedia content and applications among multiple personal computers and other Internet-enabled devices.

      Since our inception in 1996, we have been focused solely on the networking needs of the small business, which we define as businesses with fewer than 250 employees, and home markets, and we have shipped over 17 million units. As a result of our brand name, the implementation of our operating strategy and the growth in demand for networking products within small businesses and homes, we have achieved net revenue growth in each year since our inception, reaching $237.3 million in net revenue for 2002. In 2002, we had net income of $8.1 million. As a result of a deemed dividend on preferred stock of $17.9 million recorded during 2002, we had a net loss attributable to common stockholders of $9.7 million for the year. We had net income of $1.6 million for the three months ended March 30, 2003. We have operated at a net loss for three of the last five years and our accumulated deficit as of March 30, 2003 was $36.8 million. Continued growth and profitability of our business will depend on many factors, including growth in demand for networking products by small business and home users.

      Our net revenue is balanced worldwide, with 63% of our 2002 net revenue derived from sales in the United States and 37% derived from international sales. Our global sales channel network includes traditional retailers with over 2,800 retail locations in North America, including Best Buy, CompUSA and Staples, and over 2,500 international retail locations such as PC World in the United Kingdom and MediaMarkt in Germany, as well as online retailers such as Amazon.com and Buy.com. In addition, we sell our products both domestically and internationally through direct market resellers such as CDW and MicroWarehouse, and thousands of value added resellers. We are also increasingly selling our products through broadband service providers such as Time-Warner Cable and Telewest UK. In 2002, sales to our largest distributors, Ingram Micro, Inc. and Tech Data Corporation, and their affiliates, accounted for approximately 52% of our net revenue.

      A number of factors are driving increased demand for networking products within small businesses and homes, including the need to share information, broadband Internet access and resources among multiple users and devices. Users are also demanding the convenience and flexibility of wireless networking and are increasingly focused on the security of their network connections. Our networking products for the small business and home markets are classified into the following three categories:

        Ethernet networking products, including switches (multiple port devices used to network personal computers and peripherals); network interface cards, or adapters, and bridges (devices that connect personal computers and other equipment to a network); and peripheral servers such as print servers (devices that manage printing on a network).

        Broadband products, including routers (intelligent devices used to connect two networks together, such as a local area network and the Internet), gateways (a router with an integrated modem for Internet access), and products that include an integrated wireless access point such as a wireless gateway.

        Wireless networking products, including access points (devices that provide a wireless link between the wired network and wireless devices), wireless network interface cards, or adapters, and bridges (devices that wirelessly connect personal computers and other equipment to a network).

      We believe that our products meet the specific needs of small business and home users and that we have the following competitive strengths:

•	Reliable, easy-to-use, affordable products. Our networking products are easy to install, use and maintain, and satisfy the budgetary requirements of small business and home users.

•	Broad product offering. We offer a broad range of networking products for small business and home users for use in a variety of networking environments, including traditional Ethernet cabling and wireless.

•	Global channel presence. We sell our products in North America, Europe and Asia Pacific through an extensive sales channel network, which includes traditional retailers, online retailers, direct market resellers, value added resellers and broadband service providers.

•	History of product innovation. We have a history of introducing new technologies to the small business and home markets. We believe our experience, market presence and global reach enable us to identify trends in product demand and rapidly introduce products to meet that demand.

•	Operational discipline. We work closely with our component vendors as well as our design and manufacturing partners in China and Taiwan to bring products to market quickly, minimize product costs and ensure product quality. In addition, we maintain operational discipline over product development and supply chain and channel inventory management.

      Our suite of products are designed specifically to meet the needs of the small business and home markets, including tailored component specifications, physical characteristics, and hardware and software features.

Corporate Information

      We were incorporated in Delaware on January 8, 1996 as a wholly-owned subsidiary of Bay Networks, Inc. to focus exclusively on providing networking solutions for small businesses and homes. In August 1998, Nortel Networks NA Inc. purchased Bay Networks, and we remained a wholly-owned subsidiary of Nortel Networks until March 2000, when we sold a portion of our capital stock to a third party. In September 2000, Nortel Networks sold a portion of its ownership interest in NETGEAR to third parties. In February 2002, Nortel Networks sold all of its remaining ownership interest to us in exchange for cash, non-cash consideration and a $20.0 million promissory note, which we intend to repay upon the completion of this offering. Our principal executive offices are located at 4500 Great America Parkway, Santa Clara, California 95054, and our telephone number is (408) 907-8000. We maintain a web site at www.NETGEAR.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

      NETGEAR is a registered trademark of ours. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of shares. In this prospectus, the “Company,” “NETGEAR,” “we,” “us” and “our” refer to NETGEAR, Inc., a Delaware corporation, and its consolidated subsidiaries.

The Offering

Common stock offered by NETGEAR	7,000,000 shares

Common stock to be outstanding after this offering	27,228,480 shares

Use of proceeds	We intend to use $20.0 million of the net proceeds from this offering to repay our outstanding subordinated unsecured convertible promissory note payable to Nortel Networks. We expect to use the remainder of the net proceeds for general corporate purposes, including working capital, sales and marketing expenses, research and development expenses, general and administrative expenses, capital expenditures, and possible joint ventures with, investments in, or acquisitions of businesses, products or technologies that complement our business. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	NTGR

      The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on March 30, 2003 and excludes:

•	6,436,817 shares of common stock subject to stock options outstanding as of March 30, 2003, with a weighted average exercise price of $4.76 per share;

•	218,750 shares of common stock subject to a warrant outstanding as of March 30, 2003, with an exercise price of $1.29 per share; and

•	956,933 shares of common stock available for future grant or issuance under our stock plan as of March 30, 2003.

      Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option granted to purchase additional shares in this offering and that all of our outstanding redeemable convertible preferred stock is converted into common stock on a 1-for-1 basis upon the closing of this offering. The share and per share amounts presented in this prospectus have been retroactively restated to give effect to a 1.75-for-1 split of our capital stock to be effected prior to the completion of this offering.

Summary Consolidated Financial Data

      The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

					Three Months
					Ended
					(unaudited)
	Year Ended December 31,
					March 31,	March 30,
	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue(1)	$111,856	$176,663	$192,440	$237,331	$45,528	$67,706
Gross profit(1)	20,591	31,132	19,645	60,215	10,777	18,471
Income (loss) from operations	(6,474)	4,752	(15,303)	10,612	689	3,236
Net income (loss)	(6,544)	2,654	(19,484)	8,139	537	1,612
Deemed dividend on preferred stock	—	(2,601)	—	(17,881)	(17,881)	—

Net income (loss) attributable to common stockholders:	$(6,544)	$53	$(19,484)	$(9,742)	$(17,344)	$1,612

Net income (loss) per share attributable to common stockholders:
Basic	$(0.25)	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.08

Diluted	$(0.25)	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.07

Pro forma net income per share(2):
Basic				$0.38		$0.08

Diluted				$0.36		$0.07

(1)	On January 1, 2000, we adopted Emerging Issues Task Force, or EITF, Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” and as a consequence, record cooperative marketing costs as a reduction in net revenue. Prior to January 1, 2000, it was not practical for us to determine the amount of cooperative marketing costs to record as a reduction of net revenue, and such amounts were included as sales and marketing expense.

(2)	Pro forma basic and diluted net income per share is presented for 2002 and three months ended March 30, 2003 to reflect per share data assuming the automatic conversion of all outstanding shares of preferred stock into common stock, which will occur upon the closing of a qualified initial public offering, as if the conversion had taken place at the beginning of the year, or at the date of issuance, if later. Basic pro forma per share data for 2002 was calculated by dividing net loss attributable to common stockholders, adding back the deemed dividend on preferred stock, by 21.1 million which is the weighted average number of shares of common stock into which the Preferred Stock outstanding during the period was convertible. Diluted pro forma net income per share data for 2002 was calculated the same as basic pro forma net income per share except that the denominator was adjusted to 22.5 million shares to include weighted average potential common shares (representing warrants and stock options) outstanding during the period. Anti-dilutive common stock options amounting to 652,428 were excluded from the weighted average shares outstanding for the diluted per share calculation. For the three months ended March 30, 2003, pro forma basic and diluted income per share did not differ from actual basic and diluted income per share.

	March 30, 2003 (unaudited)

			Pro Forma
	Actual	Pro Forma	as Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,755	$21,755	$90,695
Working capital	15,503	15,503	84,443
Total assets	101,416	101,416	170,356
Total current liabilities	82,017	82,017	68,362
Redeemable convertible preferred stock	48,039	—	—
Total stockholders’ equity (deficit)	(28,640)	19,399	101,994

      Pro forma amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into common stock upon the closing of this offering.

      Pro forma as adjusted amounts give effect to the issuance and sale of shares of our common stock at an initial public offering price of $14.00 per share, and the receipt and application of the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the repayment of a $20.0 million note payable to Nortel Networks (which is carried at its net present value of $13.7 million) and the incurrence of a related extinguishment of debt charge of approximately $6.3 million, as set forth under “Use of Proceeds” and “Capitalization.”

Recent Developments

      The following are our unaudited results for the quarter ended June 29, 2003, however we have not finalized our financial statements for this period. When actual results of operations are finalized, it is possible that the results will vary from the amounts set forth below. For the quarter ended June 29, 2003, our net revenue was $69.0 million. For this period, our gross profit was $19.1 million, with a gross margin of 27.6%. Our income from operations for the quarter ended June 29, 2003 was $3.3 million, which included amortization of deferred stock-based compensation of $422,000.

      This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Please see page 33 of this prospectus for selected quarterly results of operations for the quarter ended June 30, 2002 as well as our other past eight quarters.

RISK FACTORS

      You should carefully consider the following information about the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our common stock.

Risks Related to Our Business and Industry

We expect our operating results to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate and decline.

      Our operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond our control. As we implement our growth strategy, our expenditures may become significantly higher than our historical costs. We may not generate revenue sufficient to offset these expenditures or adjust spending in a timely manner to respond to any unanticipated decline in our revenue. If we are unable to manage our growth, we may experience significant losses on a quarterly and annual basis. As of December 31, 2002, we had an accumulated deficit of $38.4 million. Although we achieved net income of $2.7 million in 2000, we incurred a net loss of $19.5 million in 2001, before returning to profitability in 2002, with net income of $8.1 million for the year (although a deemed dividend on preferred stock resulted in a net loss attributable to common stockholders of $9.7 million for 2002). If our actual revenue were to fall below our estimates or the expectations of public market analysts or investors, our quarterly and annual results would be negatively impacted. Other factors that could affect our quarterly and annual operating results include those listed in this “Risk Factors” section of this prospectus and others such as:

•	changes in the pricing policies of or the introduction of new products or product enhancements by us or our competitors;

•	slow or negative growth in the networking product, personal computer, Internet infrastructure, home electronics and related technology markets, as well as decreased demand for Internet access;

•	changes in or consolidation of our sales channel and wholesale distributor relationships or failure to manage our sales channel inventory and warehousing requirements;

•	delay or failure to fulfill orders for our products on a timely basis;

•	our inability to accurately forecast our contract manufacturing needs;

•	delays in the introduction of new or enhanced products by us or market acceptance of these products;

•	increases in price protection claims, product returns and reserves for doubtful accounts;

•	operational disruptions, such as transportation delays or failure of our order processing system, particularly if they occur at the end of a fiscal quarter; and

•	seasonal patterns, including a higher concentration of sales during the second half of our fiscal year.

      As a result, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our future operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly, which could result in our being the target of a securities class action lawsuit.

Our future success is dependent on the acceptance of networking products in the small business and home markets into which we sell substantially all of our products. If the acceptance of networking products in these markets does not continue to grow, we will be unable to increase or sustain our net revenue, and our business will be severely harmed.

      We believe that growth in the small business market will depend, in significant part, on the growth of the number of personal computers purchased by these end users and the demand for sharing data intensive applications, such as large graphic files. We believe that acceptance of networking products in the home will depend upon the availability of affordable broadband Internet access and increased demand for wireless products. Unless these markets continue to grow, our business will be unable to expand, which could cause the value of your investment to decline. Moreover, if networking functions are integrated more directly into personal computers and other Internet-enabled devices, such as electronic games or personal video recorders, and these devices do not rely upon external network-enabling devices, sales of our products could suffer. In addition, if the small business or home markets experience a recession or other cyclical effects that diminish or delay networking expenditures, our business growth and profits would be severely limited, and our business could be more severely harmed than those companies that primarily sell to large business customers.

Some of our competitors have substantially greater resources than we do, and to be competitive we may be required to lower our prices, increase our advertising expenditures or other expenses, which could result in reduced margins and loss of market share.

      We compete in a rapidly evolving and highly competitive market, and we expect competition to intensify. Our principal competitors in the small business market include 3Com Corporation, Allied Telesyn International, Cisco Systems, Inc., Dell Computer Corporation, D-Link Systems, Inc., Hewlett-Packard Company, The Linksys Group (recently acquired by Cisco Systems) and Nortel Networks. Our principal competitors in the home market include D-Link, Linksys and Microsoft Corporation. Other current and potential competitors include numerous local vendors such as Corega International SA and Melco, Inc./ Buffalo Technology in Japan and TP-Link in China. Our potential competitors also include consumer electronics vendors who could integrate networking capabilities into their line of products.

      Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources, including Cisco Systems and Microsoft. These competitors may, among other things, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, obtain more favorable pricing from suppliers and manufacturers and exert more influence on the sales channel than we can. Cisco Systems recently acquired Linksys, a major competitor of ours. In particular, Cisco Systems has substantial resources that it may direct to developing or purchasing advanced technology, which might be superior to ours. In addition, it may direct substantial resources to expand its Linksys division’s distribution channel and to increase its advertising expenditures or otherwise use its resources to successfully compete. Any of these actions could cause us to materially increase our expenses, and could result in our being unable to successfully compete, which would harm our results of operations. We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. These competitors may have more advanced technology, more extensive distribution channels, stronger brand names, greater access to shelf space in retail locations, bigger promotional budgets and larger customer bases than we do. These companies could devote more capital resources to develop, manufacture and market competing products than we could. If any of these companies are successful in competing against us, our sales could decline, our margins could be negatively impacted, and we could lose market share, any of which could seriously harm our business and results of operations.

The average selling prices of our products typically decrease rapidly over the sales cycle of the product, which may negatively affect our gross margins.

      Our products typically experience price erosion, a fairly rapid reduction in the average selling prices over their respective sales cycles. In order to sell products that have a falling average selling price and maintain margins at the same time, we need to continually reduce product and manufacturing costs. To manage manufacturing costs, we must collaborate with our third-party manufacturers to engineer the most cost-effective design for our products. In addition, we must carefully manage the price paid for components used in our products. We must also successfully manage our freight and inventory costs to reduce overall product costs. We also need to continually introduce new products with higher sales prices and gross margins in order to maintain our overall gross margins. If we are unable to manage the cost of older products or successfully introduce new products with higher gross margins, our net revenue and average gross margin would likely decline.

If we fail to continue to introduce new products and product enhancements that achieve broad market acceptance on a timely basis, we will not be able to compete effectively and we will be unable to increase or maintain net revenue and gross margins.

      We operate in a highly competitive, quickly changing environment, and our future success depends on our ability to develop and introduce new products and product enhancements that achieve broad market acceptance in the small business and home markets. Our future success will depend in large part upon our ability to identify demand trends in the small business and home markets and quickly develop, manufacture and sell products that satisfy these demands in a cost effective manner. We will also need to respond effectively to new product announcements by our competitors by quickly introducing competitive products.

      We have experienced delays in releasing new products and product enhancements in the past, which resulted in lower quarterly net revenue than expected. For example, in 2000, we introduced a proprietary wireless networking solution. Later, we decided to re-design our products to be compliant with the 802.11 standard promulgated by the Institute of Electrical and Electronic Engineers. As a result, we introduced our wireless local area networking, or LAN, 802.11b products in the first quarter of 2001, six months behind some of our competitors. In addition, we have experienced unanticipated delays in product introductions beyond announced release dates. Also, we announced in the second quarter of 2001 that our Gigabit manageable switches would be available in 2001. These products were actually made available in the fourth quarter of 2002 due to delays in porting software to a new central processing unit. Delays in product development and introduction could result in:

•	loss of or delay in revenue and loss of market share;

•	negative publicity and damage to our reputation and brand;

•	decline in the average selling price of our products; and

•	adverse reactions in our sales channel, such as reduced shelf space or reduced online product visibility.

We depend substantially on our sales channel, and our failure to maintain and expand our sales channel would result in lower sales and reduced net revenue.

      To maintain and grow our market share, net revenue and brand, we must maintain and expand our sales channel. We sell our products through our sales channel, which consists of traditional retailers, on-line retailers, direct market resellers, or DMRs, value added resellers, or VARs, and, recently, broadband service providers. These entities typically purchase our products through our wholesale distributors. We sell to small businesses primarily through DMRs, VARs and retail locations, and we sell to our home users primarily through retail locations, online retailers and broadband service providers. We have no minimum purchase commitments or long-term contracts with any of these third parties.

      Traditional retailers have limited shelf space and promotional budgets, and competition is intense for these resources. A competitor with more extensive product lines and stronger brand identity, such as Microsoft or Cisco Systems, may have greater bargaining power with these retailers. The competition for retail shelf space may increase, which would require us to increase our marketing expenditures simply to maintain current levels of retail shelf space. The recent trend in the consolidation of online retailers and DMR channels has resulted in intensified competition for preferred product placement, such as product placement on an online retailer’s home page. Expanding our presence in the VAR channel may be difficult and expensive. We compete with established companies that have longer operating histories and longstanding relationships with VARs that we would find highly desirable as sales channel partners. If we were unable to maintain and expand our sales channel, our growth would be limited and our business would be harmed.

      We must also continuously monitor and evaluate emerging sales channels. If we fail to establish a presence in an important developing sales channel, such as selling networking products through broadband service providers such as cable operators and telecommunications carriers, our business could be harmed.

We rely on a limited number of wholesale distributors for most of our sales, and if they refuse to pay our requested prices or reduce their level of purchases, our net revenue could decline.

      We sell a substantial portion of our products through wholesale distributors, including Ingram Micro, Inc. and Tech Data Corporation. During 2002, sales to Ingram Micro and its affiliates accounted for 32% of our net revenue, and sales to Tech Data and its affiliates accounted for 20% of our net revenue. We expect that a significant portion of our net revenue will continue to come from sales to a small number of wholesale distributors for the foreseeable future. In addition, because our accounts receivable are concentrated with a small group of wholesale distributors, the failure of any of them to pay on a timely basis, or at all, would reduce our cash flow. We have no minimum purchase commitments or long-term contracts with any of these distributors. The wholesale distributors could decide at any time to discontinue, decrease or delay their purchases of our products. In addition, the prices that wholesale distributors pay for our products are subject to negotiation and could change at any time. If any of our major wholesale distributors reduce their level of purchases or refuse to pay the prices that we set for our products, our net revenue and operating results could be harmed. If our wholesale distributors increase the size of their product orders without sufficient lead-time for us to process the order, our ability to fulfill product demands would be compromised.

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

      If we are unable to properly monitor, control and manage our sales channel inventory and maintain an appropriate level and mix of products with our wholesale distributors and within our sales channel, we may incur increased and unexpected costs associated with this inventory. We currently have particularly limited visibility as to the inventory levels of our international wholesale distributors and sales channel. We generally allow wholesale distributors and traditional retailers to return a limited amount of our products in exchange for other products. Under our price protection policy, if we reduce the list price of a product, we are often required to issue a credit in an amount equal to the reduction for each of the products held in inventory by our wholesale distributors and retailers. If our wholesale distributors and retailers are unable to sell their inventory in a timely manner, we might lower the price of the products, or these parties may exchange the products for newer products. If we improperly forecast demand for our products we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand leaving limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory or lose sales and therefore suffer declining gross margins.

We depend on a limited number of third-party contract manufacturers for substantially all of our manufacturing needs. If these contract manufacturers experience any delay, disruption or quality control problems in their operations, we could lose market share and our brand may suffer.

      All of our products are manufactured, assembled, tested and packaged by a limited number of original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs. In recent years, most of our products have been manufactured by Delta Networks, Inc., Cameo Communications Corporation, Lite-On Technology Corporation, SerComm Corporation and Z-Com, Inc. We rely on our contract manufacturers to procure components and, in some cases, subcontract engineering work. Some of our products are manufactured by a single contract manufacturer. We do not have any long-term contracts with any of our third-party contract manufacturers. Some of these third-party contract manufacturers produce products for our competitors. The loss of the services of any of our primary third-party contract manufacturers could cause a significant disruption in operations and delays in product shipments. Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming.

      Our reliance on third-party contract manufacturers also exposes us to the following risks over which we have limited control:

•	unexpected increases in manufacturing and repair costs;

•	inability to control the quality of finished products;

•	inability to control delivery schedules; and

•	potential lack of adequate capacity to manufacture all or a part of the products we require.

      All of our products must satisfy safety and regulatory standards and some of our products must also receive government certifications. Our ODM and OEM contract manufacturers are primarily responsible for obtaining most regulatory approvals for our products. If our ODMs and OEMs fail to obtain timely domestic or foreign regulatory approvals or certificates, we would be unable to sell our products and our sales and profitability could be reduced, our relationships with our sales channel could be harmed, and our reputation and brand would suffer.

If we are unable to provide our third-party contract manufacturers an accurate forecast of our component and material requirements, we may experience delays in the manufacturing of our products and the costs of our products may increase.

      We provide our third-party contract manufacturers with a rolling forecast of demand which they use to determine our material and component requirements. Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time. Some of our components have long lead times, such as local access network repeaters, switching fabric chips, physical layer transceivers, connector jacks and metal and plastic enclosures. If our forecasts are less than our actual requirements, our contract manufacturers may be unable to manufacture products in a timely manner. If our forecasts are too high, our contract manufacturers will be unable to use the components they have purchased on our behalf. The cost of the components used in our products tends to drop rapidly as volumes increase and the technologies mature. Therefore, if our contract manufacturers are unable to promptly use components purchased on our behalf, our cost of producing products may be higher than our competitors due to an over supply of higher-priced components. Moreover, if they are unable to use components ordered at our direction, we will need to reimburse them for any losses they incur.

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell our products and our operating expenses could increase.

      We are highly dependent upon the transportation systems we use to ship our products, including surface and air freight. Our attempts to closely match our inventory levels to our product demand intensifies the need for our transportation systems to function effectively and without delay. The transportation network is subject to disruption from a variety of causes, including labor disputes or port strikes, acts of war or terrorism and natural disasters. For example, in September 2002, a major strike disrupted ports on the West Coast, which halted the transportation of our product shipments, resulting in our inability to meet some customer orders in a timely manner. Labor disputes among freight carriers are common, especially in Europe, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. Since September 11, 2001, the rate of inspection of international freight by governmental entities has substantially increased, and has become increasingly unpredictable. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially adversely affected and result in delayed or lost revenue. In addition, if the recent increases in fuel prices were to continue, our transportation costs would likely further increase. Moreover, the cost of shipping our products by air freight is greater than other methods. From time to time in the past, we have shipped products using air freight to meet unexpected spikes in demand or to bring new product introductions to market quickly. If we rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could severely disrupt our business and harm our operating results.

We obtain several key components from limited or sole sources, and if these sources fail to satisfy our supply requirements, we may lose sales and experience increased component costs.

      Any shortage or delay in the supply of key product components would harm our ability to meet scheduled product deliveries. Many of the semiconductors used in our products are specifically designed for use in our products and are obtained from sole source suppliers on a purchase order basis. In addition, some components that are used in all our products are obtained from limited sources. These components include connector jacks, plastic casings and physical layer transceivers. We also obtain switching fabric semiconductors, which are used in our Ethernet switches and Internet gateway products, from a limited number of suppliers. Our contract manufacturers purchase these components on our behalf on a purchase order basis, and we do not have any contractual commitments or guaranteed supply arrangements with our suppliers. If demand for a specific component increases, we may not be able to obtain an adequate number of that component in a timely manner. In addition, if our suppliers experience financial or other difficulties or if worldwide demand for the components they provide increases significantly, the availability of these components could be limited. It could be difficult, costly and time-consuming to obtain alternative sources for these components, or to change product designs to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products. If we are unable to obtain a sufficient supply of components, or if we experience any interruption in the supply of components, our product shipments could be reduced or delayed. This would affect our ability to meet scheduled product deliveries, damage our brand and reputation in the market, and cause us to lose market share.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology, our ability to sell technologically advanced products would be limited.

      We rely on third parties to obtain non-exclusive patented hardware and software license rights in technologies that are incorporated into and necessary for the operation and functionality of our products. Because the intellectual property we license is available from third parties, barriers to entry may be lower than if we owned exclusive rights to the technology we license and use. On the other hand, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, our ability to develop and sell products containing that technology would be severely limited. Our licenses often require royalty payments or other consideration to third parties. Our success will depend in part on our continued ability to have access to these technologies, and we do not know whether these third-party technologies will continue to be licensed to us on commercially reasonable terms or at all. If we are unable to license the necessary technology, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This would limit and delay our ability to offer competitive products and increase our costs of production. As a result, our margins, market share, and operating results could be significantly harmed.

If we are unable to secure and protect our intellectual property rights, our ability to compete could be harmed.

      We rely upon third parties for a substantial portion of the intellectual property we use in our products. For the intellectual property we own, we rely on a combination of copyright, trademark, patent and trade secret laws, nondisclosure agreements with employees, consultants and suppliers and other contractual provisions to establish, maintain and protect our proprietary rights. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our product design or to obtain and use technology and other intellectual property that we regard as proprietary. For example, one of our primary intellectual property assets is the NETGEAR name, trademark and logo. We may be unable to stop third parties from adopting similar names, trademarks and logos, especially in international markets where intellectual property rights may be less protected. Furthermore, our competitors may independently develop similar technology or duplicate our intellectual property. In addition, the technology and other intellectual property incorporated into or related to our products may infringe upon intellectual property rights owned by third parties. Our inability to secure and protect our proprietary rights could significantly harm our brand and our business, operating results and financial condition.

We could become subject to litigation, including litigation regarding intellectual property rights, which could be costly and subject us to significant liability.

      The networking industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent, trade secret and other intellectual property rights. In particular, leading companies in the data communications markets, some of which are competitors, have extensive patent portfolios with respect to networking technology. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights against us and demand license or royalty payments or payment for damages, seek injunctive relief and pursue other remedies. While there is currently no intellectual property litigation pending against us, we could become subject to lawsuits in the future in connection with claims by third parties who allege that we have infringed their intellectual property rights. We are currently engaged in discussions with third parties such as CSIRO, Fujitsu, ipValue and Vertical Networks, who are seeking royalties or compensation from us in exchange for a license to use their technology, which they believe we are using in our products. If we are unable to resolve these matters or obtain licenses on acceptable or commercially reasonable terms, we could be sued. For example, Vertical Networks has alleged that our IEEE 802.3 standard compliant products, as well as some of our wireless products, use the subject matter of one or more claims in their patent portfolios. Although we are engaged in good faith discussions with Vertical Networks, they, or any other of these third parties, could initiate litigation against us at any time, which could divert management attention, be costly to defend, prevent us from using or selling the challenged technology, require us to design around the challenged technology and cause the price of our stock to decline. In addition, third parties, some of which are potential competitors, may initiate litigation against our manufacturers, suppliers or members of our sales channel, alleging infringement of their proprietary rights with respect to existing or future products. In the event of a successful claim of infringement and our failure or inability to license or independently develop alternative technology on a timely basis, we may be unable to offer competitive products, our product portfolio would be limited, and we would experience increased expenses. As a result, our business, operating results and financial condition could be significantly harmed.

If our products contain defects or errors, we could incur significant unexpected expenses, experience product returns and lost sales, suffer damage to our brand and reputation, and be subject to product liability or other claims.

      Our products are complex and may contain defects, errors or failures, particularly when first introduced or when new versions are released. For example, in the quarter ended September 29, 2002, we recalled some of our 48 port 10/100 Mbps Ethernet switches due to an intermittent connectivity issue with a connector. Some errors and defects may be discovered only after a product has been installed and used by the end user. If our products contain defects or errors, we could experience decreased sales and increased product returns, loss of customers and market share, and increased service, warranty and insurance costs. In addition, our reputation and brand could be damaged, and we could face legal claims regarding our products. A successful product liability or other claim could result in negative publicity and further harm our reputation, result in unexpected expenses and adversely impact our operating results.

We intend to expand our operations and infrastructure, which may strain our operations and increase our operating expenses.

      We intend to expand our operations and pursue market opportunities domestically and internationally to grow our sales. For example, we are intensifying our efforts to sell our products in China. We expect that this expansion will strain our existing management information systems, and operational and financial controls. In addition, as we continue to grow, our expenditures will likely be significantly higher than our historical costs. We may not be able to install adequate controls in an efficient and timely manner as our business grows, and our current systems may not be adequate to support our future operations. The difficulties associated with installing and implementing these new systems, procedures and controls may place a significant burden on our management, operational and financial resources. In addition, as we grow internationally, we will have to expand and enhance our communications infrastructure. If we fail to continue to improve our management information systems, procedures and financial controls or encounter unexpected difficulties during expansion, our business could be harmed.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

      International sales comprise a significant amount of our overall net revenue. International sales were 33% of our net revenue in 2000, 37% in each of 2001 and 2002, and 46% in the quarter ended March 30, 2003. We anticipate that international sales may grow as a percentage of net revenue. We have committed resources to expanding our international operations and sales channels and these efforts may not be successful. International sales are subject to a number of risks. For example, we recognize revenue from our international sales when our products reach the country of destination. As a result, if these products are delayed in transit, we are unable to recognize revenue.

      International operations are subject to a number of risks, including:

•	political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•	preference for locally branded products, and laws and business practices favoring local competition;

•	exchange rate fluctuations;

•	increased difficulty in managing inventory;

•	delayed revenue recognition;

•	less effective protection of intellectual property; and

•	difficulties and costs of staffing and managing foreign operations.

      The recent outbreak of severe acute respiratory syndrome, or SARS, may have a negative impact on our operations. Our operations may be impacted by a number of SARS-related factors, including, but not limited to, disruptions at our third-party manufacturers, which are primarily located in China, reduced sales in our international retail channels and increased supply chain costs. If the number of cases continues to rise or spread to other areas, our international sales and operations could be harmed.

      We currently do not engage in any currency hedging transactions. Except for sales to Japan and Singapore, our foreign sales are currently invoiced in United States dollars. Nonetheless, as we expand our international operations, we may allow payment in additional foreign currencies and our exposure to losses in foreign currency transactions may increase. Moreover, the costs of doing business abroad may increase as a result of adverse exchange rate fluctuations. For example, if the United States dollar declined in value relative to a local currency, we could be required to pay more for our expenditures in that market, including salaries, commissions, local operations and marketing expenses, each of which is paid in local currency. In addition, we may lose customers if exchange rate fluctuations, currency devaluations or economic crises increase the local currency price of our products or reduce our customers’ ability to purchase products.

If we lose the services of our Chairman and Chief Executive Officer, Patrick C.S. Lo, or our other key personnel, we may not be able to execute our business strategy effectively.

      Our future success depends in large part upon the continued services of our key technical, sales, marketing and senior management personnel. In particular, the services of Patrick C.S. Lo, our Chairman and Chief Executive Officer, who has lead our company since its inception, are very important to our business. All of our executive officers or key employees are at will employees, and we do not maintain any key person life insurance policies. The loss of any of our senior management or other key research, development, sales or marketing personnel, particularly if lost to competitors, could harm our ability to implement our business strategy and respond to the rapidly changing needs of the small business and home markets.

Natural disasters could delay our ability to receive or ship our products, or otherwise disrupt our business.

      Our corporate headquarters are located in Northern California and one of our warehouses is located in Southern California, regions known for seismic activity. In addition, substantially all of our manufacturing occurs in a geographically concentrated area in mainland China, where disruptions from natural disasters and political, social and economic instability may affect the region. If our manufacturers or warehousing facilities are disrupted or destroyed, we would be unable to distribute our products on a timely basis, which could harm our business. We have not established a formal disaster recovery plan. Our back-up operations may be inadequate and our business interruption insurance may not be enough to compensate us for any losses that may occur. A significant business interruption could result in losses or damages and harm our business. For example, much of our order fulfillment process is automated and the order information is stored on our servers. If our computer systems and servers go down even for a short period at the end of a fiscal quarter, our ability to recognize revenue would be delayed until we were again able to process and ship our orders, which could cause our stock price to decline significantly.

Risks Related to this Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions and may result in a lower trading price for our stock than if ownership of our stock was less concentrated.

      Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in total, approximately 67.8% of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders. For example, our officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Please see “Principal Stockholders” for a more detailed description of our share ownership.

The large number of shares eligible for public sale after this offering could cause our stock price to decline.

      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 20,228,480 shares of common stock, consisting of shares issued upon conversion of our preferred stock, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all common stock that we may issue under our stock option plans and employee stock purchase plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

      Upon the closing of this offering we intend to use $20.0 million to repay debt owed to Nortel Networks. We will have broad discretion in how we use the remaining proceeds from this offering, and we may spend these proceeds in ways that do not improve our operating results or increase the value of your investment. You may not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $10.27 in net tangible book value per share from the price you paid, based on the initial offering price of $14.00 per share. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you may experience immediately after this offering, please see “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	the future growth of the small business and home markets;

•	our business strategies and development plans;

•	new products and technologies;

•	future expenses and financing requirements; and

•	competition and competitive factors in the small business and home markets.

      These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

      You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $88.9 million or approximately $102.6 million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us.

      We do not have any specific plans or proposals for the allocation of the net proceeds from this offering, other than using $20.0 million of the net proceeds from this offering to repay our outstanding subordinated unsecured convertible promissory note payable to Nortel Networks. The Nortel note would accrue interest at a rate of 7% per year beginning on February 7, 2005 and would become due and payable on February 7, 2009. The Nortel note would accelerate and become due and payable, at Nortel’s option, upon our change in control, as defined in the Nortel note. The Nortel note also becomes due and payable, to the extent provided in the Nortel note, upon equity financings such as this offering.

      We expect to use the remainder of the net proceeds from this offering for general corporate purposes, including:

•	working capital;

•	sales and marketing expenses;

•	research and development expenses;

•	general and administrative expenses;

•	capital expenditures; and

•	possible joint ventures with, investments in or acquisitions of businesses, products or technologies that complement our business.

      Although we may use a portion of the net proceeds to enter into joint ventures, investments or acquisitions with respect to businesses, products or technologies that are complementary to our business, we have no current plans in this regard. Pending such uses, we plan to invest the net proceeds in short-term investment grade, interest-bearing securities.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business. Therefore, we do not anticipate paying cash dividends on our capital stock in the foreseeable future. In addition, if we were to borrow against our existing credit facility, we would be prohibited from paying cash dividends.

CAPITALIZATION

      The following table summarizes our capitalization as of March 30, 2003:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of redeemable convertible preferred stock on a 1-for-1 basis into 20,228,480 shares of common stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to give effect to receipt of the net proceeds from the sale by us in this offering of 7,000,000 shares of common stock at the initial public offering price of $14.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds” and the repayment of the note payable to Nortel Networks as described in footnote (1) below.

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following table sets forth our capitalization as of March 30, 2003:

	As of March 30, 2003
	(unaudited)

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share
	and per share data)
Cash and cash equivalents	$21,755	$21,755	$90,695

Note payable to Nortel Networks(1)	$13,655	$13,655	$—

Redeemable convertible preferred stock: $0.001 par value; shares authorized, 40,508,038 actual, 5,000,000 pro forma and pro forma as adjusted
Series A, shares designated: 26,250,000; Shares issued and outstanding: 5,973,557 actual; none pro forma and pro forma as adjusted	6,624	—	—
Series B, shares designated: 3,320,538; Shares issued and outstanding: 3,320,537 actual; none pro forma and pro forma as adjusted	14,955	—	—
Series C, shares designated: 10,937,500; Shares issued and outstanding: 10,934,386 actual; none pro forma and pro forma as adjusted	26,460	—	—

	48,039	—	—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; shares authorized, 63,656,250 actual, 200,000,000 pro forma and pro forma as adjusted; shares issued and outstanding; none actual, 20,228,480 pro forma and 27,228,480 pro forma as adjusted	—	20	27
Additional paid-in capital	13,111	61,130	150,063
Deferred stock-based compensation	(4,953)	(4,953)	(4,953)
Accumulated deficit	(36,798)	(36,798)	(43,143)

Total stockholders’ equity (deficit)	(28,640)	19,399	101,994

Total capitalization	$33,054	$33,054	$101,994

(1)	The $20.0 million note payable to Nortel Networks is carried at its net present value of $13.7 million as of March 30, 2003. We expect to use $20.0 million of the net proceeds from this offering to repay the Nortel note. As a result of this $20.0 million cash payment, we will incur an extinguishment of debt charge of approximately $6.3 million in the quarter in which we make the repayment.

      The table above excludes the following shares:

•	6,436,817 shares of common stock subject to stock options outstanding as of March 30, 2003, with a weighted average exercise price of $4.76 per share;

•	218,750 shares of common stock subject to a warrant outstanding as of March 30, 2003, with an exercise price of $1.29 per share; and

•	956,933 shares of common stock available for future grant or issuance under our stock plan as of March 30, 2003.

      We expect to complete a 1.75-for-1 split of our capital stock prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect to the stock split.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding assuming the conversion of all shares of redeemable convertible preferred stock outstanding as of March 30, 2003, into 20,228,480 shares of common stock.

      Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was $18.8 million, or $0.93 per share of common stock, after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock upon the completion of this offering. Based on the sale by us of 7,000,000 shares of common stock offered in this offering at the initial public offering price of $14.00 per share, and after deducting the underwriting discount and estimated offering expenses, and assuming the repayment of a note payable to Nortel Networks, our pro forma as adjusted net tangible book value as of March 30, 2003, would have been $101.4 million, or $3.73 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.80 per share of common stock to our existing stockholders and an immediate dilution of $10.27 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 30, 2003	$0.93
Increase in pro forma net tangible book value per share attributable to this offering	2.80

Pro forma as adjusted net tangible book value per share after the offering		3.73

Dilution per share to new investors		$10.27

      The following table sets forth on a pro forma as adjusted basis, as of March 30, 2003, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors, after deducting the underwriting discount and estimated offering expenses payable by us (dollars in thousands, except per share amounts).

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	20,228,480	74%	$48,039	35%	$2.37
New investors	7,000,000	26	88,940	65	12.71

Total	27,228,480	100.0%	$136,979	100.0%

      If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 72% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to 8,050,000 shares or 28% of the total number of shares of common stock outstanding after this offering. See “Principal Stockholders.”

      The discussion and tables above assume no exercise of the underwriters’ over-allotment option, the outstanding warrant or any outstanding stock options. As of March 30, 2003, there were 6,436,817 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.76 per share, and 956,933 shares available for future grant or issuance under our 2000 Stock Plan. As of March 30, 2003, there were also 218,750 shares of common stock issuable upon exercise of a warrant with an exercise price of $1.29 per share. In April 2003, our board of directors approved a new 2003 Stock Plan under which they reserved 750,000 shares for future grant or issuance and a 2003 Employee Stock Purchase

Plan under which they reserved 500,000 shares for future issuance. To the extent that these options and warrants are exercised, there will be further dilution to new investors.

      Following the completion of this offering, we intend to repay in full the $20.0 million subordinated unsecured convertible promissory note we issued to Nortel Networks using a portion of the proceeds from this offering. Moreover, under the terms of the Nortel note, Nortel Networks may require us to repay the note upon the completion of this offering. If we do not repay the $20.0 million promissory note, then for the two-year period following the completion of this offering Nortel Networks may convert any outstanding amounts owing under the note into shares of our common stock at the public offering price of the shares sold in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

      Selected consolidated financial data for the period from January 1, 1998 to August 31, 1998 is referred to as the “Predecessor Company” information. On August 31, 1998, Nortel Networks NA Inc. acquired Bay Networks, Inc., including its ownership interest in NETGEAR, in a transaction that was accounted for using the purchase method. The selected financial data after August 31, 1998 includes the financial statement impact of recording fair value adjustments arising from the acquisition of Bay Networks.

      The consolidated statements of operations data for NETGEAR and its Predecessor Company for the period from January 1, 1998 to August 31, 1998, the period from September 1, 1998 to December 31, 1998 and the year ended December 31, 1999, and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 are derived from audited financial statements included elsewhere in this prospectus. Deloitte & Touche LLP performed the audit of the consolidated financial statements for the year ended December 31, 2000. PricewaterhouseCoopers LLP performed the audits of the consolidated financial statements as of December 31, 2001 and 2002 and for the years then ended.

      The consolidated statement of operations data for the three months ended March 31, 2002 and March 30, 2003, and the consolidated balance sheet data as of March 30, 2003, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period, and the results for the three months ended March 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year or any other period.

	Predecessor
	Company
							Three Months Ended
							(unaudited)
	January 1,	September 1,
	1998 to	1998 to	Year Ended December 31,
	August 31,	December 31,					March 31,	March 30,
	1998	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenue(1)	$32,801	$25,099	$111,856	$176,663	$192,440	$237,331	$45,528	$67,706

Cost of revenue:
Cost of revenue	25,696	20,830	91,265	145,531	172,795	176,972	34,685	49,246
Amortization (recovery) of deferred stock-based compensation	—	—	—	—	—	144	66	(11)

Total cost of revenue	25,696	20,830	91,265	145,531	172,795	177,116	34,751	49,235

Gross profit	7,105	4,269	20,591	31,132	19,645	60,215	10,777	18,471

Operating expenses:
Research and development	1,175	676	2,641	3,319	4,432	7,359	894	2,016
Sales and marketing(1)	8,081	5,104	20,320	18,309	24,267	32,622	7,180	10,961
General and administrative	2,374	918	3,769	4,417	5,914	8,103	1,528	1,902
Goodwill amortization	—	112	335	335	335	—	—	—
Amortization of deferred stock-based compensation:
Research and development	—	—	—	—	—	306	143	96
Sales and marketing	—	—	—	—	—	346	143	109
General and administrative	—	—	—	—	—	867	200	151

Total operating expenses	11,630	6,810	27,065	26,380	34,948	49,603	10,088	15,235

Income (loss) from operations	(4,525)	(2,541)	(6,474)	4,752	(15,303)	10,612	689	3,236
Interest income	—	—	—	1,092	308	119	21	28
Interest expense	—	—	—	—	(939)	(1,240)	(18)	(361)
Other expense, net	(25)	(152)	(70)	(1,322)	(478)	(19)	(68)	(78)

Income (loss) before taxes	(4,550)	(2,693)	(6,544)	4,522	(16,412)	9,472	624	2,825
Provision for income taxes	—	—	—	1,868	3,072	1,333	87	1,213

Net income (loss)	(4,550)	(2,693)	(6,544)	2,654	(19,484)	8,139	537	1,612
Deemed dividend on preferred stock	—	—	—	(2,601)	—	(17,881)	(17,881)	—

Net income (loss) attributable to common stockholders:	$(4,550)	$(2,693)	$(6,544)	$53	$(19,484)	$(9,742)	$(17,344)	$1,612

Net income (loss) per share attributable to common stockholders:
Basic(2)	$(0.17)	$(0.10)	$(0.25)	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.08

Diluted(2)	$(0.17)	$(0.10)	$(0.25)	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.07

Pro forma net income per share (unaudited):
Basic(3)						$0.38		$0.08

Diluted(3)						$0.36		$0.07

(1)	On January 1, 2000, we adopted Emerging Issues Task Force, or EITF, Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products,” and as a consequence, record cooperative marketing costs as a reduction in net revenue. Prior to January 1, 2000, it was not practical for us to determine the amount of cooperative marketing costs to record as a reduction of net revenue, and such amounts were included as sales and marketing expense.

(2)	Information regarding calculation of per share data is described in Note 4 to the consolidated financial statements.

(3)	Pro forma basic and diluted net income per share is presented for 2002 and three months ended March 30, 2003 to reflect per share data assuming the automatic conversion of all outstanding shares of preferred stock into common stock, which will occur upon the closing of a qualified initial public offering, as if the conversion had taken place at the beginning of the year, or at the date of issuance, if later. Basic pro forma per share data for 2002 was calculated by dividing net loss attributable to common stockholders, adding back the deemed dividend on preferred stock, by 21.1 million which is the weighted average number of shares of common stock into which the preferred stock outstanding during the period was convertible. Diluted pro forma net income per share data for 2002 was calculated the same as basic pro forma net income per share except that the denominator was adjusted to 22.5 million shares to include weighted average potential common shares (representing warrants and stock options) outstanding during the period. Anti-dilutive common stock options amounting to 652,428 were excluded from the weighted average shares outstanding for the diluted per share calculation. For the three months ended March 30, 2003, pro forma basic and diluted income per share did not differ from actual basic and diluted income per share.

	December 31,					March 30,

	1998	1999	2000	2001	2002	2003

						(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,313	$10,427	$6,447	$9,152	$19,880	$21,755
Working capital	6,649	22,989	36,253	16,179	13,753	15,503
Total assets	32,618	62,220	112,142	62,902	93,851	101,416
Total current liabilities	23,862	37,635	73,946	44,891	76,396	82,017
Redeemable convertible preferred stock	—	—	44,078	44,078	48,052	48,039
Total stockholders’ equity (deficit)	8,567	24,129	(6,583)	(26,067)	(30,597)	(28,640)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

      We design, develop and market technologically advanced, branded networking products that address the specific needs of small business and home users. We supply innovative networking products that meet the ease-of-use, quality, reliability, performance and affordability requirements of these users. From our inception in January 1996 until May 1996, our operating activities related primarily to research and development, developing relationships with outsourced design, manufacturing and technical support partners, testing prototype designs, staffing a sales and marketing organization and establishing relationships with distributors and resellers. We began product shipments during the quarter ended June 30, 1996, and recorded net revenue of $4.0 million in 1996. In 2002, our net revenue was $237.3 million and our net income was $8.1 million. In the first quarter of 2003, our net revenue was $67.7 million and our net income was $1.6 million.

      We were incorporated in January 1996 as a wholly owned subsidiary of Bay Networks, Inc. to focus exclusively on providing networking solutions for small businesses and homes. In August 1998, Nortel Networks purchased Bay Networks, including its wholly owned subsidiary NETGEAR. We remained a wholly owned subsidiary of Nortel Networks until March 2000 when we sold a portion of our capital stock to Pequot Private Equity Fund II, L.P. as part of a joint effort by us and Nortel Networks to reduce Nortel Networks’ ownership interest in us. In September 2000, Nortel Networks sold a portion of its ownership interest in us to Shamrock Holdings of California, Inc., which is a related party to Shamrock Capital Growth Fund, L.P.; Blue Ridge Limited Partnership and an affiliated fund; Halyard Capital Fund, LP; The Abernathy Group Institutional HSN Fund, L.P. and an affiliated fund; and Delta International Holding Ltd. In February 2002, Nortel Networks sold its remaining ownership interest in NETGEAR to us in exchange for cash, non-cash consideration, and a $20.0 million promissory note, which we intend to repay upon the completion of this offering.

      Our extensive product line currently includes approximately 100 different products. These products are available in multiple configurations to address the needs of our customers in each geographic region in which our products are sold. Our products are grouped into three major segments within the small business and home markets: Ethernet networking products, broadband products and wireless networking products. Ethernet networking products include switches, network interface cards, or NICs, and print servers. Broadband products include routers and gateways. Wireless networking products include wireless access points and wireless NICs. Since we originally launched our business in 1996 with the shipment of Ethernet networking products and a single broadband product, we have continually introduced new products in response to market demand. For example, in 2002, we introduced approximately 40 new products.

      Our products are sold through multiple sales channels worldwide, including traditional retailers, online retailers, direct market resellers, or DMRs, value added resellers, or VARs, and, recently, broadband service providers. Our retail channel includes traditional retail locations domestically and internationally and online retailers, such as Amazon.com and Buy.com. We sell directly to Best Buy, Circuit City, Costco, Fry’s Electronics and Staples. The remaining traditional retailers, as well as our online retailers, DMRs and VARs are fulfilled through approximately 65 wholesale distributors. These wholesale distributors are located in the United States, the United Kingdom, France, Germany, Japan and Canada and approximately 30 other countries. A substantial portion of our net revenue to date has been derived from a limited number of wholesale distributors, the largest of which are Ingram Micro and Tech Data. The table below sets forth the percentage of net revenue derived from these major wholesale distributors, and their affiliates, in 2000, 2001, 2002 and the first quarter of 2002 and 2003. We expect that these wholesale distributors will continue to contribute a significant percentage of our net revenue for the foreseeable future.

	Year Ended			Three Months Ended
	December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

Ingram Micro, Inc.	33%	36%	32%	30%	32%
Tech Data Corporation	20	23	20	28	20

Total	53%	59%	52%	58%	52%

      We derive a substantial portion of our net revenue from international sales. International sales as a percentage of net revenue grew from 33% in 2000 to 37% in each of 2001 and 2002 and 44% and 46% in the first quarter of 2002 and 2003. Sales in Europe grew from $38.9 million in 2000 to $68.0 million in 2002, representing an increase of approximately 75% during that period. In addition, we are targeting emerging and growing markets such as China, where in 2002 we opened three sales offices and began shipping products. The table below sets forth our net revenue by major geographic region.

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

	(in thousands)
United States	$118,422	$121,688	$150,096	$25,279	$36,661
Europe	38,935	52,977	68,006	15,951	24,455
Asia Pacific	17,899	16,294	18,053	4,065	6,436
Rest of the world	1,407	1,481	1,176	233	154

Total	$176,663	$192,440	$237,331	$45,528	$67,706

      Our net revenue consists of gross product shipments, less allowances for estimated returns for stock rotation and warranty, price protection, customer rebates and cooperative marketing expenses and net changes in deferred revenue. Revenue from product sales is generally recognized at the time the product is shipped, provided that persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable and collectibility of the related receivable is reasonably assured. At the end of each quarter, we estimate and defer revenue related to the product in-transit to international customers and retail customers that purchase directly from us based upon title passage, and distributor and reseller channel inventory that we estimate may be returned to us under their stock rotation rights. Currently, for our international customers, title passes upon delivery to the port of destination. For our retailers to whom we sell directly, title passes upon their receipt of product.

      Prior to the year ended December 31, 2001, we recognized revenue on shipments to domestic distributors upon resale by those distributors, and on shipment to international distributors upon cash collection. Beginning in 2001, we had sufficient historical evidence with respect to returns and cash collections to enable us to recognize revenue in accordance with our current policy as described above and in Note 1 to the consolidated financial statements. Our net revenue for the year ended December 31, 2001 reflects the one-time effect of this change, resulting in additional net revenue of $21.0 million in the quarter ended March 31, 2001, offset partially by provisions for returns for stock rotation and warranty and price protection of $9.4 million.

      Our financial condition and results of operations have been and are likely to continue to be affected by seasonal patterns. In the past, we have experienced higher net revenue during the second half of our fiscal year, with our highest net revenue during the year-end holiday season. Absent other factors, we would therefore expect higher net revenue in the third and fourth quarter of each calendar year. To the extent our retail sales increase as a percentage of our net revenue, we expect to experience seasonally higher sales as a percentage of net revenue in the third and fourth quarters.

      The small business and home networking markets are characterized by intense competition and technological advances. As a result, we expect to experience rapid erosion of average selling prices over the course of the lifecycle of our products due to competitive pricing pressures. In order to maintain our margins, it is necessary to offset average sales price erosion by proactively negotiating with component suppliers and contract manufacturers to reduce unit costs of incoming inventory. We also expect to continue to introduce new products and broaden our geographic and channel reach. These efforts require significant up front investment in advance of incremental revenue, which could impact our margins. In addition, our international expansion will expose us to additional risks related to foreign currency fluctuations.

      Cost of revenue consists primarily of the following: the cost of finished products from our third-party contract manufacturers; overhead costs including purchasing, product planning, inventory control, warehousing and distribution logistics; and freight, warranty and inventory costs. We outsource our manufacturing, warehousing and distribution logistics. We believe this outsourcing strategy allows us to better manage our product costs and gross margin. Our gross margin is affected by other factors, including changes in average sales prices, fluctuations in warranty and overhead costs, prices paid for components and freight and increases in excess or obsolete inventory caused by fluctuations in manufacturing volumes and transitions from older to newer products.

      Research and development expenses consist primarily of personnel expenses, payments to suppliers for design services, tooling, safety and regulatory testing, product certification expenditures to qualify our products for sale into specific markets and other consulting fees and product certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We have invested in building our research and development organization to allow us to introduce innovative and easy to use products. For example, in 2002, we more than doubled the number of employees focused on research and development. We expect to continue to hire a significant number of additional employees in our research and development department. We believe that research and development expenses will increase in absolute dollars in the future as we expand into new hardware and software networking product technologies, enhance the ease-of-use of our products and broaden our core competencies.

      Sales and marketing expenses consist primarily of advertising, trade shows, corporate communications and other marketing expenses, personnel expenses for sales and marketing staff, product marketing expenses and technical support expenses. We believe that maintaining and building brand awareness is key to both net revenue growth and maintaining our gross margin. We also believe that maintaining widely available and high quality technical support is key to building and maintaining brand awareness. Accordingly, we expect sales and marketing expenses to increase in absolute dollars in the future, related to the planned growth of our business.

      General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional fees, bad debt provision, and other corporate expenses. We expect general and administrative expenses to increase in absolute dollars as we add personnel and incur additional expenses related to the growth of our business and operations as a public company.

      Goodwill amortization relates to goodwill recorded in connection with Nortel Networks’ purchase of Bay Networks in August 1998. In connection with our adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, we discontinued amortizing goodwill in the year ended December 31, 2002.

      During the year ended December 31, 2002, we recorded deferred stock-based compensation of $6.7 million in connection with stock options granted with exercise prices below the deemed fair value of our common stock on the date of grant. We are amortizing this deferred stock-based compensation over the four-year vesting period of the stock options and such amounts are allocated to the respective operating expense categories based upon individual employee departments.

      Interest income represents amounts earned on our cash and cash equivalent deposits. Interest expense consists of interest paid on loans, and beginning in February 2002, includes imputed interest associated with a note payable to Nortel Networks. The note has a principal amount of $20.0 million, with principal and accrued but unpaid interest due on February 7, 2009. Interest on the note, at 7% per year, starts to accrue on February 7, 2005. We carry this note at its present value and are accreting its carrying value to reflect its imputed interest. We intend to use approximately $20.0 million of the net proceeds from this offering to repay this note. As a result of this $20.0 million cash payment, we will incur an extinguishment of debt charge of approximately $6.3 million in the quarter in which we make the repayment.

      Other expense, net, represents gains and losses on foreign currency transactions and, in 2000, included direct costs associated with an equity financing transaction that was not completed.

      Our business incurred net losses in each year from our inception in 1996 through 1999 as we invested in building our research and development capabilities, our sales channels and staff, and our operations and financial infrastructure. We incurred an accumulated deficit of $24.6 million during this time period. In 2000 we earned net income of $2.7 million primarily due to growth in revenue of $64.8 million. In 2001 we incurred a net loss of $19.5 million primarily due to excess inventory levels brought about by the overall weak economic conditions in the networking markets we serve. We were again profitable in 2002, with net income of $8.1 million, due to increased revenue and improved gross margins. In the first quarter of 2003 we had net income of $1.6 million. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Risk Factors” beginning on page 6.

Results of Operations

      The following table sets forth the consolidated statements of operations, expressed as a percentage of net revenue, for the periods indicated:

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue:
Cost of revenue	82.4	89.8	74.6	76.2	72.7
Amortization (recovery) of deferred stock-based compensation	—	—	0.0	0.1	(0.0)

Total cost of revenue	82.4	89.8	74.6	76.3	72.7

Gross margin	17.6	10.2	25.4	23.7	27.3

Operating expenses:
Research and development	1.9	2.3	3.1	2.0	3.0
Sales and marketing	10.3	12.6	13.8	15.8	16.2
General and administrative	2.5	3.1	3.4	3.4	2.8
Goodwill amortization	0.2	0.2	—	—	—
Amortization of deferred stock-based compensation:
Research and development	—	—	0.1	0.3	0.1
Sales and marketing	—	—	0.1	0.3	0.2
General and administrative	—	—	0.4	0.4	0.2

Total operating expenses	14.9	18.2	20.9	22.2	22.5

Income (loss) from operations	2.7	(8.0)	4.5	1.5	4.8
Other income (expense), net	(0.1)	(0.5)	(0.5)	(0.1)	(0.6)

Income (loss) before taxes	2.6	(8.5)	4.0	1.4	4.2
Provision for income taxes	1.1	1.6	0.6	0.2	1.8

Net income (loss)	1.5%	(10.1)%	3.4%	1.2%	2.4%

Quarter ended March 30, 2003 Compared to Quarter Ended March 31, 2002

          Net Revenue

      Net revenue increased $22.2 million, or 49%, to $67.7 million for the quarter ended March 30, 2003, from $45.5 million for the quarter ended March 31, 2002. This increase was due to an increase in gross shipments of $22.2 million associated primarily with broadband and wireless products. In addition, our channel inventories were reduced, resulting in the recognition of $5.2 million in net revenue that had been deferred in prior periods. These increases in net revenue were partially offset by an increase in rebates and cooperative marketing costs associated with increased retail product sales of $3.5 million, and an increase in returns and price protection of $1.7 million.

          Cost of Revenue and Gross Margin

      Cost of revenue increased $14.5 million, or 42%, to $49.2 million for the quarter ended March 30, 2003, from $34.8 million for the quarter ended March 31, 2002. In addition, our gross margin improved to 27.3% for the quarter ended March 30, 2003, from 23.7% for the quarter ended March 31, 2002. This improvement in gross margin of 3.6% was due primarily to the operational efficiency programs we implemented that led to a reduction in the average material cost per product of 3.7%, a volume increase of 1.2% that leveraged our fixed cost base, and a reduction in inventory revaluation cost of 2.4%. This improvement in gross margin was partially offset by an increase in cooperative marketing costs of 2.4%, and an increase in freight expenses of 1.4%.

          Operating Expenses

      Research and development. Research and development expenses increased $1.1 million, or 126%, to $2.0 million for the quarter ended March 30, 2003, from $894,000 for the quarter ended March 31, 2002. This increase was primarily due to increase of $670,000 in headcount and salaries for existing employees, and an increase in payments to suppliers of $274,000.

      Sales and marketing. Sales and marketing expenses increased $3.8 million, or 53%, to $11.0 million for the quarter ended March 30, 2003, from $7.2 million for the quarter ended March 31, 2002. This increase was primarily due to increased product promotion, advertising and outside technical support expenses of $2.2 million and increased salary and related expenses for additional sales and marketing personnel and increased compensation for existing personnel of $1.1 million.

      General and administrative. General and administrative expenses increased $374,000, or 24%, to $1.9 million for the quarter ended March 30, 2003, from $1.5 million for the quarter ended March 31, 2002. This increase was primarily due to increased accounting and legal fees of $284,000, and increased salary and related expenses of $177,000 for additional employees and increased compensation expenses for existing personnel, offset by a reduction in bad debt allowance of $175,000.

      Goodwill amortization. Goodwill amortization expenses were zero in both the quarter ended March 30, 2003, and the quarter ended March 31, 2002 due to the discontinuation of goodwill amortization under SFAS 142 adopted on January 1, 2002.

      Amortization of deferred stock-based compensation. During the quarter ended March 30, 2003, we recorded a recovery of $11,000 in cost of revenue, and charges of $96,000 in research and development expenses, $109,000 in sales and marketing expenses, and $151,000 in general and administrative expenses related to amortization of deferred stock-based compensation. If an employee forfeits an option award due to termination of employment, any compensation expense previously recognized with the forfeited award is reversed to income and recorded as a recovery on amortization of deferred stock-based compensation. During the quarter ended March 31, 2002, we recorded amortization of deferred stock-based compensation in cost of revenue of $66,000, $143,000 in research and development expenses, $143,000 in sales and marketing expenses, and $200,000 in general and administrative expenses.

          Other Income (Expense), Net

      Other expense, net increased $346,000, to $411,000 for the quarter ended March 30, 2003, from $65,000 for the quarter ended March 31, 2002. This increase was primarily due to an increase of $361,000 in imputed interest associated with the Nortel note.

          Provision for Income Taxes

      Provision for income taxes increased $1.1 million, to $1.2 million for the quarter ended March 30, 2003, from $87,000 for the quarter ended March 31, 2002. This increase occurred due to a change in the effective tax rate primarily as a result of utilization of net operating losses in the prior year.

          Net Income

      Net Income increased $1.1 million, to $1.6 million for the quarter ended March 30, 2003 from $537,000 for the quarter ended March 30, 2002. This increase was due to an increase in gross profit of $7.7 million, offset by an increase in operating expenses of $5.1 million, an increase in provision for income taxes of $1.1 million and an increase in interest expense of $343,000.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

          Net Revenue

      Net revenue increased $44.9 million, or 23%, to $237.3 million for the year ended December 31, 2002, from $192.4 million for the year ended December 31, 2001. This increase was primarily due to an increase in gross shipments associated with the introduction of new wireless LAN and broadband gateway products such as our 802.11b Wireless PC Card NIC and our Cable/ DSL Web Safe Gateway during 2002, partially offset by an increase in rebates and cooperative marketing costs associated with increased retail product sales of $9.2 million. Net revenue for years ended December 31, 2001 and 2002 was reduced for cooperative marketing expenses in the amount of $10.3 million and $15.4 million, respectively, deemed to be sales incentives under Emerging Issues Task Force Issue (“EITF”) 01-9. The adoption of EITF Issue 01-9 did not have an impact on net income because there was a corresponding reduction in sales and marketing expenses.

          Cost of Revenue and Gross Margin

      Cost of revenue increased $4.3 million, or 2%, to $177.1 million for the year ended December 31, 2002 from $172.8 million for the year ended December 31, 2001. However, our gross margin improved to 25.4% for the year ended December 31, 2002, from 10.2% for the year ended December 31, 2001. This improvement in gross margin was due primarily to operational efficiency programs we implemented that led to a reduction in both the average material cost per product and the level of price protection expenses paid to our channel partners. This improvement in gross margin was partially offset by an increase in air freight expenses.

          Operating Expenses

      Research and development. Research and development expenses increased $2.9 million, or 66%, to $7.4 million for the year ended December 31, 2002, from $4.4 million for the year ended December 31, 2001. This increase was primarily due to increased headcount and salary increases for existing employees of $1.8 million, an increase in payments to suppliers of $1.3 million, and an increase in certification expenses paid to third parties of $440,000 offset by a reduction in a one-time charge associated with the discontinuation of a product development project recognized in prior year of $645,000.

      Sales and marketing. Sales and marketing expenses increased $8.4 million, or 34%, to $32.6 million for the year ended December 31, 2002, from $24.3 million for the year ended December 31, 2001. This increase was primarily due to increased salary and related expenses for additional sales and marketing personnel and increased compensation for existing personnel of $4.8 million, and increased product promotion, advertising and outside technical support expenses of $3.6 million.

      General and administrative. General and administrative expenses increased $2.2 million, or 37%, to $8.1 million for the year ended December 31, 2002, from $5.9 million for the year ended December 31, 2001. This increase was primarily due to increased salary expenses of $1.6 million for additional employees and increased compensation expenses for existing personnel, and $285,000 related to depreciation expense and bad debt allowance.

      Goodwill amortization. Goodwill amortization expenses decreased to zero for the year ended December 31, 2002, from $335,000 for the year ended December 31, 2001 due to the discontinuation of goodwill accounting treatment under SFAS 142 on January 1, 2002.

      Amortization of deferred stock-based compensation. During the year ended December 31, 2002, we recorded amortization of deferred stock-based compensation in cost of revenue of $144,000, $306,000 in research and development expenses, $346,000 in sales and marketing expenses, and $867,000 in general and administrative expenses. The remaining balance of deferred stock-based compensation of $5.0 million is expected to be amortized in future periods as follows: $1.5 million in 2003, $1.7 million in 2004, $1.3 million in 2005 and $500,000 in 2006.

Other Income (Expense), Net

      Other expense, net remained approximately the same at $1.1 million for both the year ended December 31, 2002 and the year ended December 31, 2001. During these periods, an increase in interest expense of $301,000 primarily due to imputed interest associated with the Nortel note payable offset a reduction in foreign exchange losses of $470,000 due to a decline in the value of the Japanese yen and other foreign currencies as compared to the United States dollar.

          Provision for Income Taxes

      Provision for income taxes decreased by $1.7 million from $3.1 million for the year ended December 31, 2001 to $1.3 million for the year ended December 31, 2002. This decrease occurred because we were able to reduce taxable income by utilizing almost all of our approximately $7.7 million of federal net operating loss carryforwards.

          Net Income (Loss)

      Net income was $8.1 million in 2002 versus a net loss of $19.5 million in 2001. This improvement of $27.6 million was due to an increase in gross profit of $40.6 million, offset by an increase in operating expenses of $14.7 million. Net income was also higher in 2002 due to a reduction in provision for income taxes of $1.7 million.

     Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

          Net Revenue

      Net revenue increased $15.8 million, or 9%, to $192.4 million for the year ended December 31, 2001, from $176.7 million for the year ended December 31, 2000. This increase was primarily due to our ability to recognize $20.1 million of revenue as a result of our change in methodology of recognizing net revenue described in “Overview” above, partially offset by provisions for returns for stock rotation and warranty and price protection of $9.4 million. In addition, our net revenue increased as a result of the introduction of new broadband gateway products such as our Cable/ DSL Web Safe Router during 2001. Net revenue for years ended December 31, 2000 and 2001 was reduced for cooperative marketing expenses in the amount of $10.1 million and $10.3 million, respectively, deemed to be sales incentives under EITF 01-9. The adoption of EITF Issue 01-9 did not have an impact on net income because there was a corresponding reduction in sales and marketing expenses.

Cost of Revenue and Gross Margin

      Cost of revenue increased $27.3 million, or 19%, to $172.8 million for the year ended December 31, 2001 from $145.5 million for the year ended December 31, 2000. However, our gross margin declined to 10.2% for the year ended December 31, 2001 from 17.6% for the year ended December 31, 2000. This decline in gross margin was due primarily to reductions in average selling prices, increased price protection claims and charges related to excess and obsolete inventory, as we made a significant effort to reduce excess inventory levels during the year.

Operating Expenses

      Research and development. Research and development expenses increased $1.1 million, or 34%, to $4.4 million for the year ended December 31, 2001, from $3.3 million for the year ended December 31, 2000. This increase was primarily due to a one-time charge of $645,000 associated with the discontinuation of a product development project, an increase in payments to suppliers for design services, tooling, safety and regulatory testing of $265,000, and an increase in salary and related expenses of $208,000 due to additional headcount and salary increases for existing employees.

      Sales and marketing. Sales and marketing expenses increased $6.0 million, or 33%, to $24.3 million for the year ended December 31, 2001, from $18.3 million for the year ended December 31, 2000. This increase was primarily due to increased product promotion, advertising and outside technical support expenses of $4.8 million, and an increase in salary and related expenses for additional sales and marketing personnel and increased compensation expenses for existing personnel of $1.1 million.

      General and administrative. General and administrative expenses increased $1.5 million, or 34%, to $5.9 million for the year ended December 31, 2001, from $4.4 million for the year ended December 31, 2000. This increase was primarily the result of increased salary expenses of $1.1 million for additional employees and increased compensation expenses for existing personnel, and an increase of $284,000 for bad debt allowance.

      Goodwill amortization. Goodwill amortization expenses remained constant at $335,000 for both the year ended December 31, 2001 and the year ended December 31, 2000.

Other Income (Expense), Net

      Other expense, net increased from $230,000 in 2000 to $1.1 million in 2001. The increase was primarily due to growth in interest expense of $939,000 related to borrowings under our line of credit, a reduction in interest income of $784,000, and an increase in foreign exchange losses of $309,000 offset by a reduction in expenses of $1.2 million recorded in 2000 relating to an equity financing transaction that was not completed.

Provision for Income Taxes

      We recorded a provision for income taxes in 2001 to provide a full valuation allowance against our net deferred tax assets because we believe that it is more likely than not that the deferred tax assets will not be utilized.

          Net Income (Loss)

      Net loss was $19.5 million in 2001 versus net income of $2.7 million in 2000. This decrease of $22.2 million was due to a reduction in gross profit of $11.5 million, an increase in operating expenses of $8.6 million, an increase in other expense of $879,000, and an increase in provision for income taxes of $1.2 million.

Selected Quarterly Results

      The following tables set forth our unaudited consolidated results of operations for each of our last nine quarters in dollars and as a percentage of our net revenue. In the opinion of our management, this unaudited quarterly information has been prepared on a basis consistent with our audited financial statements and includes all adjustments, consisting of normal and recurring adjustments, that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future quarterly patterns or future patterns or results. This information should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended(1) (unaudited)

	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 29,	Dec 31,	March 30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(in thousands)
Net revenue	$61,354	$44,411	$43,773	$42,902	$45,528	$55,538	$64,362	$71,903	$67,706

Cost of revenue:
Cost of revenue	53,539	45,268	38,350	35,638	34,685	41,326	48,188	52,773	49,246
Amortization (recovery) of deferred stock-based compensation	—	—	—	—	66	20	22	36	(11)

Total cost of revenue	53,539	45,268	38,350	35,638	34,751	41,346	48,210	52,809	49,235

Gross profit (loss)	7,815	(857)	5,423	7,264	10,777	14,192	16,152	19,094	18,471

Operating expenses:
Research and development	952	1,655	907	918	894	1,606	2,378	2,481	2,016
Sales and marketing	5,657	6,257	5,613	6,740	7,180	7,809	8,456	9,177	10,961
General and administrative	897	1,645	1,444	1,928	1,528	2,024	2,113	2,438	1,902
Goodwill amortization	84	84	84	83	—	—	—	—	—
Amortization of deferred stock-based compensation:
Research and development	—	—	—	—	143	37	51	75	96
Sales and marketing	—	—	—	—	143	45	59	99	109
General and administrative	—	—	—	—	200	167	130	370	151

Total operating expenses	7,590	9,641	8,048	9,669	10,088	11,688	13,187	14,640	15,235

Income (loss) from operations	225	(10,498)	(2,625)	(2,405)	689	2,504	2,965	4,454	3,236
Other income (expense), net	(13)	(689)	(142)	(265)	(65)	(373)	(234)	(468)	(411)

Income (loss) before taxes	212	(11,187)	(2,767)	(2,670)	624	2,131	2,731	3,986	2,825
Provision for income taxes	3,072	—	—	—	87	299	385	562	1,213

Net income (loss)	(2,860)	(11,187)	(2,767)	(2,670)	537	1,832	2,346	3,424	1,612
Deemed dividend on Preferred Stock	—	—	—	—	(17,881)	—	—	—	—

Net income (loss) attributable to common stockholders	$(2,860)	$(11,187)	$(2,767)	$(2,670)	$(17,344)	$1,832	$2,346	$3,424	$1,612

Net income (loss) per share attributable to common stockholders:
Basic	$(0.10)	$(0.38)	$(0.09)	$(0.09)	$(0.72)	$0.09	$0.12	$0.17	$0.08
Diluted	$(0.10)	$(0.38)	$(0.09)	$(0.09)	$(0.72)	$0.09	$0.10	$0.15	$0.07

(1)	Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. Effective January 1, 2002, we began reporting our results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters is 13 weeks long, ending on Sundays closest to the calendar quarter end, with the fourth quarter covering the remaining part of the fiscal year. Because the adoption of the fiscal quarter method resulted in only a change of few days in the financial reporting periods, we have determined that fiscal 2002 and 2003 quarterly financial information is sufficiently comparable to the corresponding fiscal 2001 quarterly financial information, as originally reported, in terms of seasonality and other factors.

	As a Percentage of Net Revenue

	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	Sept 29,	Dec 31,	March 30,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue:
Cost of revenue	87.3	101.9	87.6	83.1	76.2	74.4	74.9	73.4	72.7
Amortization (recovery) of deferred stock-based compensation	—	—	—	—	0.1	0.0	0.0	0.0	(0.0)

Total cost of revenue	87.3	101.9	87.6	83.1	76.3	74.4	74.9	73.4	72.7

Gross margin (loss)	12.7	(1.9)	12.4	16.9	23.7	25.6	25.1	26.6	27.3

Operating expenses:
Research and development	1.6	3.7	2.1	2.1	2.0	2.9	3.7	3.5	3.0
Sales and marketing	9.2	14.1	12.8	15.7	15.8	14.1	13.1	12.8	16.2
General and administrative	1.5	3.7	3.3	4.5	3.4	3.6	3.3	3.4	2.8
Goodwill amortization	0.1	0.2	0.2	0.2	—	—	—	—	—

Amortization of deferred stock-based compensation
Research and development	—	—	—	—	0.3	0.1	0.1	0.1	0.1
Sales and marketing	—	—	—	—	0.3	0.1	0.1	0.1	0.2
General and administrative	—	—	—	—	0.4	0.3	0.2	0.5	0.2
Total operating expenses	12.4	21.7	18.4	22.5	22.2	21.1	20.5	20.4	22.5

Income (loss) from operations	0.3	(23.6)	(6.0)	(5.6)	1.5	4.5	4.6	6.2	4.8
Other income (expense), net	—	(1.6)	(0.3)	(0.6)	(0.1)	(0.7)	(0.4)	(0.6)	(0.6)

Income (loss) before taxes	0.3	(25.2)	(6.3)	(6.2)	1.4	3.8	4.2	5.6	4.2
Provision for income taxes	5.0	—	—	—	0.2	0.5	0.6	0.8	1.8

Net income (loss)	(4.7)%	(25.2)%	(6.3)%	(6.2)%	1.2%	3.3%	3.6%	4.8%	2.4%

      Our net revenue for the quarter ended March 31, 2001, reflects the one-time impact of our change in methodology of recognizing net revenue, as described in “Overview” above. We were able to recognize $21.0 million as net revenue in the quarter ended March 31, 2001, which was partially offset by the recording of provisions for returns for stock rotation and warranty and price protection of $9.4 million. Our net revenue exhibited little or no growth from the quarter ended June 30, 2001 through the quarter ended March 31, 2002 due primarily to weaker industry conditions as a result of the continued economic downturn. However, our net revenue increased in the three subsequent quarters beginning in the quarter ended June 30, 2002 due to the introduction of new products, development of our retail channels, geographic expansion in Europe, and increased sales and marketing efforts. Our net revenue declined in the quarter ended March 30, 2003 due to geo-political instability, timing of introduction of products by both us and our competitors, and traditional seasonal demand patterns.

      Gross margin as a percentage of net revenue was 12.7% for the quarter ended March 31, 2001, and reflected the impact of our change in revenue recognition described above. Gross loss as a percentage of net revenue was 1.9% for the quarter ended June 30, 2001. This gross loss was primarily due to declining average selling prices, price protection charges and excess and obsolete inventory charges. In addition, our gross margin in the quarter ended March 31, 2001 was positively impacted by the one-time effect of our change in methodology of recognizing revenue. Since that time, our gross margin has increased in each of the subsequent quarters, with the exception of a slight decline in the quarter ended September 29, 2002, which was due to increased cooperative marketing costs and price protection. This general quarterly improvement has been due to our ability to decrease product costs faster than the decline in average selling prices and reduce warranty costs, offset by increases in freight costs.

      The amounts of research and development, sales and marketing and general and administrative expenses as a percentage of net revenue in the quarter ended March 31, 2001 were lower than in subsequent quarters due to the one-time impact of our change in methodology of recognizing net revenue, as described above. The amount of research and development expenses declined in the quarter ended September 30, 2001 due to a one-time charge associated with the discontinuation of a product development project recognized in the prior quarter. These expenses increased in the subsequent four quarters primarily due to additional headcount and salary increases for existing employees, as well as increases in payments to suppliers for design services and certification expenses paid to third parties, and declined slightly in the quarter ended March 30, 2003 due to reduced certification expenses and a reduction in payments to suppliers for design services.

      The amount of sales and marketing expenses also declined slightly in the three months ended September 30, 2001 due to a drop in technical support expense. The amount of these expenses increased in each of the subsequent quarters due to increased product promotion, advertising and outside service expenses associated with growth in revenues, and an increase in salary expenses for additional sales and marketing personnel and increased compensation expenses for existing personnel, but declined as a percentage of net revenue in the quarter ended March 31, 2002. Sales and marketing expenses grew as a percentage of net revenue in the quarter ended March 30, 2003 due to increases in headcount and technical support relating to geographic expansion as well as the timing and channel mix of marketing expenditures.

      The amount of general and administrative expenses have remained relatively constant during the quarters indicated above with a slight increase in recent quarters due to additional headcount, depreciation expense associated with installation of new enterprise reporting systems, as well as related support expenses, such as legal, facilities and other outside services. General and administrative expenses decreased in the quarter ended March 30, 2003 due to lower bonus accruals.

Liquidity and Capital Resources

      We began 2001 with $6.4 million in cash and ended 2001 with a cash balance of $9.2 million. We began 2002 with $9.2 million in cash and ended 2002 with a cash balance of $19.9 million. As of December 31, 2002 and March 30, 2003, we had outstanding letters of credit in the aggregate amount of $756,000 and had the ability to borrow approximately $19.6 million under our existing $20.0 million line of credit with Comerica Bank-California.

      Our cash balance increased from $19.9 million as of December 31, 2002, to $21.8 million as of March 30, 2003. Operating activities during the three months ended March 30, 2003 provided cash of $2.6 million primarily from working capital. Our days sales outstanding increased from 51 days as of March 31, 2002 to 61 days as of March 30, 2003. This increase was attributable primarily to an increase in the amount of our net revenues occurring during the last month of the quarter ended March 30, 2003 compared to the last month of the quarter ended March 31, 2002. This was partially offset by cash used for the purchase of property and equipment.

      Our cash balance increased from $9.2 million as of December 31, 2001, to $19.9 million as of December 31, 2002. Operating activities during 2002 provided cash of $15.2 million primarily from a net income of $8.1 million, non-cash items of $4.2 million and contribution from working capital of $2.8 million. Our days sales outstanding increased from 40 days as of December 31, 2001 to 55 days as of December 31, 2002. This increase was attributable primarily to an increase in the amount of our net revenues occurring during the last month of the quarter ended December 31, 2002 compared to the last month of the quarter ended December 31, 2001. Investing activities for this period used $3.2 million due to purchases of property and equipment. Financing activities for this period used cash of $1.2 million primarily due to the repurchase of preferred stock of $4.7 million offset by proceeds from the issuance of preferred stock of $3.5 million. In addition, our financing activities for this period included borrowings under our line of credit. We borrowed under our line of credit on 21 separate occasions during the quarter ended March 31, 2002 principally to fund our daily working capital requirements. On average, such borrowings individually amounted to $2.3 million, and were generally repaid within a relatively short time frame as we collected accounts receivable. The average outstanding borrowings during this period amounted to $1.1 million, and as of March 31, 2002 we had an insignificant amount outstanding.

      Our cash balance increased from $6.4 million as of December 31, 2000, to $9.2 million as of December 31, 2001. Operating activities during 2001 provided cash of $3.8 million primarily from a decrease in deferred income taxes of $3.5 million, non cash items of $1.2 million and contribution from working capital of $18.6 million, partially offset by a net loss of $19.5 million. Investing activities for this period used $1.1 million due to purchases of property and equipment. Financing activities provided no net cash since the bank line of credit was utilized and subsequently repaid within the year.

      In March 2001, we entered into a $20.0 million revolving line of credit with Bank of America, which was terminated on June 28, 2002. Borrowings under this line of credit bore interest at either a prime rate or LIBOR plus between 2.25% and 2.75% depending on our financial performance and were collateralized by substantially all of our assets. In March 2001, we drew down $12.0 million of this line of credit. We used approximately $7.0 million of this initial drawdown to pay outstanding obligations to Celestica Asia who served as our primary third-party warehousing and logistics provider. The remaining amounts borrowed were used for working capital. The $12.0 million draw on the line of credit was completely repaid by December 31, 2001. As of March 30, 2003, letters of credit in the aggregate amount of $360,000 were outstanding with Bank of America.

      As part of our repurchase of Series A preferred stock from Nortel Networks completed on February 7, 2002, we entered into a subordinated unsecured convertible promissory note payable to Nortel Networks Limited. The Nortel note has a principal amount of $20.0 million. Principal and accrued but unpaid interest are due on February 7, 2009. The promissory note bears interest at 7% per year, and begins to accrue on February 7, 2005. The entire $20.0 million balance remained payable as of March 30, 2003. The promissory note is carried at its net present value of $13.7 million as of March 30, 2003. We intend to use a portion of the proceeds of this offering to repay in full the promissory note. As a result of this $20.0 million cash payment, we will incur an extinguishment of debt charge of approximately $6.3 million in the quarter in which we make the payment. For more information concerning this note, please see Note 8 to the consolidated financial statements.

      On July 25, 2002, we entered into a revolving line of credit agreement with Comerica Bank-California that provides for a maximum line of credit of $20.0 million, which includes direct loans, letters of credit, foreign exchange contracts, and corporate credit cards. Availability under this line of credit is based on a formula of eligible accounts receivable balances. Direct borrowings bear interest at the bank’s prime rate plus 75 basis points. Borrowings are collateralized by all of the Company’s assets. The credit line contains covenants, including but not limited to certain financial covenants based on earnings before interest, taxes, depreciation and amortization, or EBITDA, and tangible net worth, and does not allow for declaration of dividends. We are not required to maintain compensation balances, however, we are required to keep 50% of total deposits in Comerica accounts and we are required to pay a fee of 0.25% per annum on the unused portion of the total facility and 1.50% per annum for letters of credit. During 2002 we borrowed amounts under this line of credit for working capital purposes. As of March 30, 2003, all amounts borrowed under this credit line had been repaid, but letters of credit in the aggregate amount of $396,000 were outstanding, leaving approximately $19.6 million available for borrowing under this line of credit.

      After repayment of the Nortel note, we intend to use proceeds of this offering for general corporate purposes. As our net revenue grows and as we continue to invest in building our business, we expect growth in our operating expenses and working capital requirements for the foreseeable future. We believe that our cash on hand, cash flows from operations, amounts available under our bank line of credit and the net proceeds from the sale of common stock in this offering will be sufficient to meet our working capital requirements for the next 12 months.

      We lease office space and equipment under noncancelable operating leases with various expiration dates through December 2004. Rent expense was $1.8 million for the year ended December 31, 2000, $1.2 million for the year ended December 31, 2001 and $959,000 for the year ended December 31, 2002. The terms of the facility lease provide for rental payments on a graduated scale. We recognize rent expense on a straight-line basis over the lease period, and have accrued for rent expense incurred but not paid.

      We enter into various inventory-related purchase agreements with suppliers. Generally, under these agreements, orders are cancelable by giving notice 30 to 60 days prior to the expected shipment date and payment of a cancellation fee. At March 30, 2003, we had approximately $16.8 million in noncancelable purchase commitments with suppliers and $22.8 million subject to cancellation fees. We expect to sell all products which we have committed to purchase from suppliers.

      The following table describes our commitments to settle contractual obligations in cash as of December 31, 2002.

	Payments Due By Period

	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total

Note payable to Nortel Networks	—	—	—	$25,600	$25,600
Operating leases	$1,047	$634	—	—	1,681
Purchase obligations	38,359	—	—	—	38,359

	$39,406	$634	$—	$25,600	$65,640

      Based on our current plans and market conditions, we believe that our existing cash and our credit facility will be sufficient to satisfy our anticipated cash requirements for the next twelve months. However, we cannot be certain that our planned levels of revenue, costs and expenses will be achieved. If our operating results fail to meet our expectations or if we fail to manage our inventory, accounts receivable or other assets, we could be required to seek additional funding through public or private financings or other arrangements. In addition, as we continue to expand our product offerings, channels and geographic presence, we may require additional working capital. In such event, adequate funds may not be available when needed or may not be available on favorable or commercially reasonable terms, which could have a negative effect on our business and results of operations. While we do not have any specific proposals for the allocation of the net proceeds from this offering other than to repay our note payable to Nortel Networks, in the future we may fund possible joint ventures, investments or acquisitions complementary to our business.

Backlog

      As of March 30, 2003, we had a backlog of approximately $10.8 million. Our order backlog as of March 31, 2002 was approximately $8.8 million. Our backlog consists of products for which customer purchase orders have been received and which are scheduled or in the process of being scheduled for shipment. While we expect to fulfill the order backlog within the current fiscal year, most orders are subject to rescheduling or cancellation with little or no penalties. Because of the possibility of customer changes in product scheduling or order cancellation, our backlog as of any particular date may not be an indicator of net sales for any succeeding period.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate significant estimates used in preparing our financial statements including those related to sales returns and allowances; bad debt; inventory reserves; and deferred taxes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates. The following are critical judgments, assumptions, and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

      Revenue from product sales is generally recognized at the time the product is shipped, provided that persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. At the end of each quarter, we estimate and defer revenue related to the product in-transit to international customers and retail customers that purchase direct from us based upon title passage. We use an estimated number of days based on historical transit periods for different geographies to estimate the amount of revenue to be deferred. Currently, for our international customers, title passes upon delivery to the port of destination, and for our retailers to whom we sell directly, title passes upon their receipt of product. In addition, we monitor distributor and reseller channel inventory levels to identify any excess inventory in the channel that may be subject to stock rotation rights. Gross revenue is reduced for estimated returns for stock rotation and warranty, price protection programs, customer rebates and cooperative marketing expenses deemed to be a sales incentive under Emerging Issues Task Force, or EITF, Issue 01-9, to derive net revenue.

      At the time of each transaction, we assess whether collection of the receivable is reasonably assured. We assess collectibility based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection is not reasonably assured, we defer revenue until receipt of cash.

      Material differences may result in the amount and timing of our revenue for any period if our management made different judgments and estimates.

      Prior to January 1, 2001, revenue on shipments to domestic distributors was deferred until resale to end users because we could not reasonably estimate the amount of future returns. Revenue on all shipments to international distributors was recognized upon cash collection, as the Company had not established a history of collection with foreign distributors. In 2001, we determined that we had accumulated sufficient historical evidence with respect to returns and cash collections with our distributors to enable us to make reasonable estimates for all shipments on and after January 1, 2001.

Reserves for Returns for Stock Rotation and Warranty, Price Protection Programs and Doubtful Accounts

      Management makes estimates of potential future product returns and price protection claims related to current period revenue. Such estimates are based on historical returns or claims rates, channel inventory levels, current economic trends and changes in customer demand and acceptance of our products. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments and estimates.

      We evaluate our ability to collect our receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer’s inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

      As of December 31, 2002, we have provided allowances for a total of $873,000 for doubtful accounts, $3.1 million for price protection, and $12.3 million for sales returns. After applying these allowances to our gross accounts receivable balance of $49.8 million, we had $33.6 million in net accounts receivable outstanding as of December 31, 2002.

Valuation of Inventory

      We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We continually assess the value of our inventory and will periodically write down its value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. On a quarterly basis, we review inventory quantities on hand and on order, under non-cancellable purchase commitments, in comparison to our estimated forecast of product demand for the next twelve months. As demonstrated during 2001, demand for our products can fluctuate significantly. If actual demand is lower than our forecasted demand we could be required to record additional inventory write-downs, which would have a negative effect on our gross margin.

Income Taxes

      As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

      Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance as of December 31, 2001 and 2002, because, based on the available evidence, we believe it is more likely than not that we will not be able to utilize all of our deferred tax assets in the future. Deferred tax assets, net of valuation allowance, were zero as of December 31, 2001 and 2002.

     Stock-based Compensation

      Our stock-based employee compensation plans are described more fully in Note 10 to the consolidated financial statements. We account for those plans under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25 and related interpretations. We amortize stock-based compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

      We have recorded deferred stock-based compensation representing the difference between the deemed fair value of our common stock for accounting purposes and the option exercise price. We determined the deemed fair value of our common stock based upon several factors, including a valuation report from an independent appraiser, trends in the broad market for technology stocks and the expected valuation we would obtain in an initial public offering. We recorded deferred stock-based compensation of $6.7 million for stock options granted to employees during the year ended December 31, 2002, and we amortized $1.7 million of this amount in the year ended December 31, 2002. Had different assumptions or criteria been used to determine the deemed fair value of our common stock, materially different amounts of stock-based compensation could have been reported.

      Pro forma information regarding net income (loss) and net income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method of SFAS No. 123, as amended by SFAS No. 148. This information is contained in Note 1 to our consolidated financial statements. The fair value of options and shares issued pursuant to our option plans at the grant date were estimated using the Black-Scholes option-pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

      The effects of applying pro forma disclosures of net income (loss) and net income (loss) per share are not likely to be representative of the pro forma effects on net income and earnings per share in the future years for the following reasons: (1) the number of future shares to be issued under these plans is not known and (2) the assumptions used to determine the fair value can vary significantly.

Quantitative and Qualitative Disclosure Regarding Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments in 2002 was less than one year. Due to the short-term nature of these investments, we believe we currently have no material exposure to interest rate risk arising from our investments.

      Inflation has not had a significant impact on our operations during the periods presented.

      We transact business in various foreign countries. All foreign currency cash flow requirements are met using spot foreign exchange transactions. We currently do not hedge any of our local currency cash flows, however we may in the future review the potential for hedging local currency cash flows.

Related Party Transactions

      For a description of our related party transactions, see “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity to be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on the our financial position, results of operations or cash flows.

      In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. Our guarantees issued before December 15, 2002, which would have been disclosed in accordance with disclosure requirements of FIN 45, were not material.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF No. 00-21 to have a material impact on our financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The alternative methods of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS

No. 148 is effective for interim periods beginning after December 15, 2002. The Company follows APB 25 in accounting for its employee stock options. The adoption of this standard did not have a material effect on our financial position or results of operations.

Change in Auditors

      Deloitte & Touche LLP previously served as our independent accountants as well as the independent accountants for our prior parent Nortel Networks. In February 2002, concurrent with Nortel Networks selling its remaining ownership of our capital stock, we changed from Deloitte & Touche to PricewaterhouseCoopers LLP as our independent auditors. Our board of directors approved the decision to change accountants.

      In connection with the audit of the fiscal year ended December 31, 2000, we had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused Deloitte & Touche LLP to make reference in connection with their opinion to the subject matter of the disagreement.

      The audit report of Deloitte & Touche LLP on our consolidated financial statements for the year ended December 31, 2000, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

Principal Accountant Fees and Services

      The following table presents fees billed for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of our financial statements and other services during the year ended December 31, 2002. The total fees billed by PricewaterhouseCoopers LLP for the year ended December 31, 2002 were $230,071.

      The aggregate fees for professional services rendered by PricewaterhouseCoopers LLP in connection with its audit of our consolidated financial statements and its limited reviews of our unaudited condensed consolidated interim financial statements during the year ended December 31, 2002 were $150,676. During the year ended December 31, 2002, PricewaterhouseCoopers LLP rendered no audit-related services for us. The aggregate fees for tax compliance and tax advisory services rendered by PricewaterhouseCoopers LLP for the year ended December 31, 2002 were $79,395. During the year ended December 31, 2002, PricewaterhouseCoopers LLP rendered no other services for us.

BUSINESS

General

      We design, develop and market technologically advanced, branded networking products that address the specific needs of the small business, which we define as a business with fewer than 250 employees, and home users. We supply innovative networking products that meet the ease-of-use, quality, reliability, performance and affordability requirements of these users. Our broad suite of approximately 100 products enables users to share Internet access, peripherals, files, digital multimedia content and applications among multiple personal computers, or PCs, and other Internet-enabled devices. Our products are grouped into three major segments within the small business and home markets: Ethernet networking products, broadband products and wireless networking products, including switches, adapters, and wired and wireless routers and gateways. We sell our products primarily through a global sales channel network, which includes traditional retailers with over 5,000 locations worldwide, online retailers, direct market resellers, or DMRs, value added resellers, or VARs, and broadband service providers.

Industry Background

      A number of factors are driving today’s increasing demand for networking products within small businesses and homes. As the number of computing devices, such as PCs, has increased in recent years, networks are being deployed in order to share information and resources among users and devices. This information and resource sharing occurs internally, through a local area network, or LAN, or externally, via the Internet. To take advantage of complex applications, advanced communication capabilities and rich multimedia content, users are upgrading their Internet connections by deploying high-speed broadband access technologies. Users are also demanding the convenience and flexibility of operating their PCs, laptops and related computing devices in a more mobile, or wireless, manner. Finally, as the usage of networks, including the Internet, has increased, users have become much more focused on the security of their connections and the protection of the data within their networks.

      The number of PCs within small businesses and homes is increasing. The increased affordability and capabilities of these devices are driving small businesses and homes to deploy multiple PCs within these environments. According to International Data Corporation, or IDC, at the end of 2002, 69% of U.S. businesses with less than 100 employees have multiple PCs, while only 32% have deployed networks. As the number of PCs has grown and users have become more familiar with and dependent upon their capabilities, users are demanding networks that enable them to share devices (printers and storage), access data and rich content (pictures, music and video files), leverage collaborative applications (email and instant messaging) and share Internet access.

      As small business and home users increasingly need to access and interact with bandwidth intensive files and applications, they are demanding an upgrade from dial-up connections to broadband connections, using cable or digital subscriber line, or DSL, modems, which enable Internet access at speeds up to 20 times faster than dial-up modems. Broadband Internet access services have become increasingly affordable and available, thereby fueling penetration of these services. According to IDC, the number of DSL and cable modem broadband Internet connections worldwide is expected to increase from 58.6 million in 2002 to 183.9 million in 2006, reflecting a compound annual growth rate of 33%. Increasingly, networking products are being deployed within small businesses and homes in order to share these high-speed Internet connections among multiple users and devices.

      As wireless technologies have become more prevalent, cost-efficient and easy-to-use and install, small business and home users increasingly value the flexibility to wirelessly access and interact with their networks, including the Internet. For small businesses or homes, wireless LANs provide mobility for users and can be an affordable alternative to a wired network. Users are also able to utilize their notebook computers to access networks from a variety of locations, including their homes, offices and various other ‘hot spot’ locations, such as airports, cafes and university campuses. The adoption of industry standards for wireless LAN communications has helped spur the proliferation of a variety of wireless products for both the small business and home markets. Cahners’ In-Stat/ MDR estimates that the total number of worldwide shipments of wireless LAN equipment, including both network interface cards, or NICs, and access points, will grow from 18.4 million in 2002 to 75.0 million in 2006, reflecting a compound annual growth rate of 42%.

      With the proliferation of networks, maintaining the security of information and protecting the privacy of communication becomes essential to both small business and home users alike. Unlike the private dedicated communication networks of past decades, which were relatively secure from intruders, the Internet and networks connected to it are increasingly susceptible to security threats. In recent years, there has been a heightened awareness of the need to protect against breaches of network security. Accordingly, there has been an increase in the demand for security related products, or the integration of security features into networking products such as Internet routers and wireless networking equipment, to protect information on networks and to limit the usage of networks only to authorized individuals.

      Networking products for the small business and home markets are primarily classified into three broad categories:

           Ethernet networking products, including switches (multiple port devices used to network PCs and peripherals), NICs or adapters, and bridges (devices that connect PCs and other equipment to a network), and peripheral servers such as print servers (devices that manage printing on a network).

           Broadband products, including routers (intelligent devices used to connect two networks together, such as a local area network and the Internet), gateways (a router with an integrated modem for Internet access), and products that include an integrated wireless access point such as a wireless gateway.

           Wireless networking products, including access points (devices that provide a wireless link between the wired network and wireless devices) and wireless NICs or adapters, and bridges (devices that wirelessly connect PCs and other equipment to a network).

      A typical small business network consists of:

•	multiple PCs;

•	peripherals such as printers and storage devices;

•	a network connection device such as a router, which often includes security functionality;

•	a NIC for each personal computer; and

•	a central network controller such as a switch.

      A typical home network consists of:

•	one or more PCs;

•	peripherals such as printers and scanners;

•	Internet access devices such as a router or a gateway; and

•	a NIC for each personal computer.

      Within both the small business and home markets, devices are typically linked together through Ethernet cables or, increasingly, wireless connections. In-home power lines can also be used to transmit data among components to form a home network.

      Small business and home users demand a complete set of wired and wireless networking and broadband solutions that are tailored to their specific needs and budgets and also incorporate the latest networking technologies. These users require the continual introduction of new and refined products. Small business and home users often lack extensive IT resources and technical knowledge and therefore demand ‘plug-and-play’ or easy-to-install and use solutions. These users demand reliable products that require little or no maintenance, and are supported by effective technical support and customer service. We believe that these users also prefer the convenience of obtaining a networking solution from a single vendor with whom they are familiar, and as they expand their networks, tend to be loyal purchasers of that vendor. In addition, purchasing decisions of users in the small business and home markets are also driven by the affordability of networking products. To provide reliable, easy-to-use products at an attractive price, we believe a successful vendor must have a company-wide focus on the unique requirements of this market and the operational discipline and cost-efficient company infrastructure and processes that allow for efficient product development, manufacturing and distribution.

Our Strategy

      Our objective is to be the leading provider of innovative networking products that address the needs of the small business and home markets. The following are key elements of our strategy:

      Be first to market with innovative products. We believe that our experience in the small business and home markets, along with our access to technology road maps through our relationships with leading semiconductor and software companies, enable us to quickly introduce innovative products to the market. We intend to strengthen current relationships and forge new relationships with emerging suppliers of software and semiconductor technology. We intend to continue to invest in internal research and development activities designed to enhance our products to satisfy the wide range of evolving networking requirements in small businesses and homes. We plan to further broaden our product portfolio into new areas that will complement our current product offerings while leveraging our brand, channel presence and operational efficiency. For example, we believe our recent introduction of managed Ethernet switches for small businesses addresses an important market opportunity.

      Expand and enhance our sales channels. We believe that the most effective way to sell networking products to the small business and home markets is through a diverse set of traditional retailers, online retailers, DMRs, VARs and broadband service providers. We plan to expand relationships with our retail network, and continue to add new resellers, such as general merchandise retailers like Costco, which began selling our products in the fourth quarter of 2002. Similarly we intend to continue to work closely with the VAR channel, both in terms of expanding the number of our relationships as well as developing products specifically addressing their customers’ needs. We are increasingly developing and enhancing relationships with broadband service providers in North America and internationally and have, as an example, begun reselling our products through Time-Warner Cable and Telewest UK. We intend to continue these initiatives and expect to pursue similar relationships with broadband service providers in the future.

      Extend our geographic presence. We believe that one of our most significant competitive advantages is our global presence. We derive substantial revenue from each of the North American, European and Asia Pacific markets. In 2002, 37% of our net revenue was generated from international sales. We view several international markets as opportunities for continued significant growth for our business. We have recently entered the market in China by setting up sales offices and establishing a presence with local retailers and VARs. We intend to continue to expand our geographic presence by targeting emerging and growing markets, such as China and India, either through direct investment or teaming with existing local companies. In addition, we plan to leverage our success in European countries, such as Italy, that are experiencing growing demand for networking products. From time to time, we may also consider acquisitions, strategic alliances or joint ventures to increase our penetration in identified markets.

      Expand our marketing initiatives. NETGEAR is one of the most widely recognized brands in the small business and home networking markets, known for affordable, reliable and easy-to-use products. We believe that the purchasing decisions of small business and home users are influenced by brand recognition. Consequently, we have made significant investments to establish the NETGEAR brand, our GearGuy logo and the consistent and recognizable design of our products. We intend to continue building our brand identity through product design, packaging, public relations, advertising campaigns and other marketing efforts.

      Enhance operational efficiencies. We believe one of the keys to our success in operating a profitable business within the small business and home networking markets has been our ability to control operational costs while continuing to provide first-to-market, innovative products. We have implemented processes to manage product development efficiency, inventory and channel costs, and overall operating expenses. We plan to continue to invest in personnel, technology and processes to enhance our operational discipline and efficiencies with respect to product development, manufacturing, demand assessment and supply chain and channel inventory management. By focusing on operational efficiencies, we intend to continue to meet the demands of our target markets for affordable, high quality products while maintaining a profitable business model.

Products

      Our extensive product line currently includes approximately 100 different products. These products are available in multiple configurations to address the needs of our customers in each geographic region in which our products are sold. Our Ethernet networking products have historically generated a majority of our net revenue. However, in recent periods, the percentage of our net revenue attributable to broadband and wireless networking products has increased. Our products target the following three major segments within the small business and home markets:

•	Ethernet networking products, including switches, NICs or adapters, bridges and print servers;

•	broadband products, including wired and wireless routers and gateways; and

•	wireless networking products, including access points, wireless NICs or adapters, and bridges.

      The following table identifies our principal products as of May 30, 2003:

	SMALL BUSINESS	HOME

Switches
• 10/100 megabits per second (Mbps) using copper cables
• 10/100/1000 Mbps using copper or fiber cables
• 10/100/1000 Mbps Stackable using copper or fiber cables
	• 10/100/1000 Mbps Managed using copper or fiber cables	Switches • 10/100 Mbps Platinum Series using copper cables Bridges • 14Mbps Wall-Plugged Ethernet Bridge
ETHERNET NETWORKING PRODUCTS	NICs • 10/100 Mbps Peripheral Component Interconnect (PCI) NIC • 10/100 Mbps PC Card NIC • 10/100 Mbps Ethernet Universal Serial Bus (USB) NIC • 1000 Mbps PCI NIC	NICs • 10/100 Mbps PCI NIC • 10/100 Mbps PC card NIC • 10/100 Mbps Ethernet USB NIC
	Servers	Servers
	• Print Servers	• Print Servers

Routers
• Ethernet Cable/DSL Web Safe Router
• Ethernet Cable/ DSL ProSafe Firewall Router
• Ethernet Cable/ DSL ProSafe Virtual Private Network (VPN) Firewall Router
• Wireless 802.11b ProSafe Firewall Router
• Wireless 802.11b ProSafe VPN Firewall Router
• Wireless 802.11a Cable/ DSL High-Speed Router
• Wireless 802.11b ProSafe VPN Security Firewall Router	Routers/ Gateways
• Ethernet Cable Modem
• Ethernet DSL Modem with USB Port
• Ethernet Cable Modem Gateway
• Ethernet DSL Modem Gateway
• Ethernet Cable/ DSL Web Safe Router
• Wireless 802.11b DSL Modem Gateway
• Wireless 802.11b Cable/ DSL Router
• Wireless 802.11b Cable Modem Gateway
• Wireless 802.11g Cable/DSL Router

BROADBAND PRODUCTS

	Access Points	Access Points

• 802.11a Access Point
• 802.11a/b Wireless Access Point
• Power Over Ethernet Adapter
• 802.11b Wireless ProSafe Access Point
NICs
• 802.11a Wireless PCI NIC
• 802.11a Wireless PC Card NIC
• 802.11a/b Wireless PC Card NIC
• 802.11a/g Dual Band Wireless PC Card NIC	• 802.11b Access Point
• 802.11g Access Point
Bridges
• 802.11b Wireless Bridge
NICs
• 802.11b Wireless USB NIC
• 802.11b Wireless PCI NIC
• 802.11b Wireless PC Card NIC
• 802.11b Compact Flash NIC
• 802.11g Wireless PC Card NIC
• 802.11g Wireless PC/NIC

WIRELESS NETWORKING PRODUCTS

      We customize our products to meet the specific needs of both the small business and home markets, tailoring various elements of the product design, including component specification, physical characteristics such as casing, design and coloration, and specific hardware and software features to meet the needs of these markets. However, we leverage many of our technological developments, high volume manufacturing, technical support and engineering infrastructure across both markets to maximize business efficiencies.

      Our small business products are designed with an industrial look and feel, including metal cases, and for some product categories, the ability to mount the product within standard data networking racks. These products typically include higher port counts, higher data transfer rates and other performance characteristics designed to meet the needs of a small business user. For example, we offer data transfer rates up to one Gigabit per second for our business products to meet the higher capacity requirements of business users. These products are also designed to support transmission modes such as fiber optic cabling, which is common in more sophisticated business environments. Security requirements within our broadband products include firewall and virtual private network capabilities that allow for secure interactions between remote offices and business headquarter locations. Our wireless product offerings for the small business market include higher transfer rates as well as enhanced security capabilities often required in a business setting.

      Our current development efforts for Ethernet networking products for the small business market include expanding our network management capabilities, as well as offering higher port counts and densities for Fast Ethernet and Gigabit products to support the needs of growing small business customers. For our broadband products in the small business market, we plan to continue enhancing the capabilities of our routers with advanced firewall and virtual private network capabilities and to permit voice calls over the Internet. We expect that these capabilities will be offered in both traditional copper cabling as well as wireless connectivity modes including 802.11b, dual-mode 802.11a/b and tri-mode 802.11a/b/g. Developments in the wireless networking product area include additional 802.11g and tri-mode 802.11a/b/g and 802.11a/b capabilities for access points and NICs, offering advanced speeds, security and backward compatibility.

      Our home products are designed with pleasing visual and physical aesthetics that are more desirable in a home environment. For example, products featuring our Platinum series physical designs have a silver/gray coloring and lighter plastic casings to appeal to home users. Our Ethernet products for the home market use a lower cost electrical component design and contain lower port counts to meet the increased price sensitivity and specific data networking requirements of home consumers. Our wireless offerings in the home support sufficient data transfer rates for most home user applications, but at a lower price than higher capacity wireless offerings for the small business market. Our broadband products are available with features such as parental control capabilities and firewall security, to allow for safer, more controlled Internet usage in families with children. Our broadband products designed for the home market also contain advanced installation software that guides a less sophisticated data networking user through the installation process with their broadband service provider, using a graphical user interface and simple point and click operations. Our home product offerings include wall-plug data transmission modes which allow home users to take advantage of their existing electrical wiring infrastructure for transmitting data among network components.

      We are developing a substantial number of new product offerings for the home market. Our current development efforts for Ethernet networking products include expanding our product lines using in-home power lines to form a network, low cost Gigabit Ethernet NICs, and engineering redesigns to allow for price and cost reductions in our switch line. For our broadband products, we plan to expand our portfolio of wired and wireless gateways with integrated asynchronous DSL and cable modem capabilities, with enhanced ease-of-setup installation and ease-of-use capabilities. We expect these capabilities will be offered in both traditional copper cabling as well as 802.11b, and 802.11g wireless connectivity modes. Our development efforts in the wireless networking product area include a line of 802.11g access points, routers and gateways, NICs and bridges with faster speeds, expanded range and enhanced security.

Competitive Strengths

      Since our inception in 1996, we have been solely focused on the networking needs of the small business and home markets. We provide a broad family of innovative networking products and have shipped over 17 million units worldwide. Over the course of the past seven years, we have built a significant market share in several of the geographic and product markets we serve. We believe that the NETGEAR brand name is widely recognized for quality products that meet the networking needs of small business and home users worldwide.

      Reliable, Easy-to-Use, Affordable Products. We design quality products, perform rigorous technology evaluation and conduct significant product testing, which we believe allow us to achieve a high degree of customer satisfaction and a low rate of product returns and defects. Our networking products are easy to install, use and maintain and minimize the need for users to perform hardware or software configuration. For example, our proprietary, Internet browser-based ‘Smart Wizard’ application provides users with simple graphical step-by-step installation instructions, including the automatic detection of their Internet connection type in order to automatically configure their routers or gateways. We also provide comprehensive technical support and customer service. Our products satisfy the budgetary requirements of small businesses and home users.

      Broad Product Offering. We offer an extensive range of networking products to users within the small business and home markets, including routers, gateways, access points, switches and NICs. Our product line includes approximately 100 products that are available in multiple configurations to serve the geographic region in which they are sold. Our products are designed for a variety of networking environments, including traditional Ethernet cabling and wireless as well as emerging in-home electrical wiring communication. We offer broadband products for a wide range of connection types, such as DSL and cable modems. Our wireless products include wireless LAN and security functionality to address the increasing mobility and security requirements of users. We believe users in the small business and home markets prefer to purchase all of their networking products from one vendor. We therefore believe the breadth of our product line represents a competitive strength due to our ability to meet a wide range of their networking needs.

      Extensive Global Channel Presence. We sell our products in North America, Europe and Asia Pacific through an extensive network of sales channels. Our net revenue is well balanced worldwide, with 63% of our net revenue in 2002 being derived from sales in the United States and 37% derived from international sales. Our worldwide channel presence enables our end-user customers to purchase our products with the same ease with which they purchase personal computers and software. We currently sell products through traditional retailers with more than 2,800 retail locations in North America, including Best Buy, Circuit City, CompUSA, Costco, Fry’s Electronics and Staples domestically, and 2,500 international retail locations, such as MediaMarkt (Germany, Austria) and PC World (UK) in Europe, and Harris (Australia) in Asia Pacific. Our broad product offering and sales volume enables us to command substantial shelf space at our traditional retailers worldwide, which we believe is a significant competitive advantage in our target markets. We also sell through online stores such as Amazon.com and Buy.com. We have a significant DMR presence, in both catalog sales and direct marketing channels, including relationships with CDW and PC Connections domestically and Misco Global, MicroWarehouse and Insight Direct both domestically and internationally. We have relationships with thousands of VARs worldwide, including over 5,000 domestically and more than 1,500 internationally, which participate in our Powershift Partner program. This program provides incentives and training to select members who meet quarterly sales goals. In addition, we recently began selling our products through broadband service providers such as Time-Warner Cable and Telewest UK.

      History of Product Innovation. The product requirements of small business and home networking users are continually changing with the rapid adoption of new technologies. We believe that our experience, market presence, and global reach enable us to identify trends in product demand and rapidly introduce products to meet that demand. Our main headquarters are based in Silicon Valley and we team with a number of leading semiconductor and software companies in order to offer products that incorporate emerging technologies. In addition, our internal research and development efforts focus on designing products that meet the requirements of both the small business and home markets. We believe that the combination of our demand assessment capabilities and our technology collaborations often provides us with a time-to-market advantage. We have a history of being the first company to introduce a number of new technologies to the small business and home markets including unmanaged Gigabit Ethernet switches, Cable/ DSL routers, wireless routers and gateways with high security capabilities and 802.11a/b/g wireless NICs. In 2002, we introduced 40 new products.

      Operational Discipline. We utilize our management team’s significant experience in the networking, computer and retail industries to maintain tight operational discipline over product development and supply chain and channel inventory management. This has resulted in reduced manufacturing lead times, warranty costs, price protection expenses and channel inventory. Once we have identified a promising new networking technology, we work closely with our component vendors and original design manufacturer partners, or ODMs, in China and Taiwan to bring our products to market quickly, minimize product costs and ensure product quality. We have implemented several operational efficiency initiatives, including refining our supply chain management by introducing computerized monitoring of inventory levels and end-user purchases for many of our domestic resellers. We have also introduced a sophisticated demand assessment process, which allows us to work with our resellers to closely monitor demand for specific product offerings.

Sales Channels

      Our products are sold through multiple sales channels worldwide, including traditional retailers, online retailers, DMRs, VARs and, recently, broadband service providers. We sell our products through more than 5,000 traditional retail locations, including domestic and international stores and online retailers, such as Amazon.com and Buy.com. Our retail channel primarily supplies products that are sold into the home market. We sell directly to Best Buy, Circuit City, Costco, Fry’s Electronics and Staples. The remaining traditional retailers, as well as our online retailers, are fulfilled through approximately 65 wholesale distributors, the largest of which are Ingram Micro and Tech Data. These wholesale distributors are located in the United States, the United Kingdom, France, Germany, Japan and Canada and approximately 30 other countries. We work directly with our retail channels on market development activities, such as co-advertising, in-store promotions and demonstrations, event sponsorship and sales associate training as well as establishing “store within a store” websites and banner advertising.

      We primarily sell our small business products through an extensive network of DMRs and VARs. Our DMRs include companies such as CDW and Insight. VARs include over 5,000 registered Powershift Partners in the United States and more than 1,500 Powershift Partners internationally. Our Powershift Partners are resellers who achieve prescribed quarterly sales goals and as a result may receive sales incentives, which can be used to offset marketing costs or marketing development funding. In addition, our Powershift Partners receive other sales tools, including select products available as demonstration units at an additional discount from our standard list price, exclusive promotions and rebates, monthly e-mails and newsletters with technical, marketing and sales updates, training and seminars, and co-marketing funds. In addition, our products are also resold by a large number of smaller VARs whose sales are not large enough to qualify them for our Powershift Partner program. Our DMRs and VARs purchase our products through our wholesale distributors, primarily Ingram Micro and Tech Data. We earn revenue upon the sale of products to distributors and earn no additional revenue upon the resale of our products.

      The top five resellers of our products by dollar value as of December 31, 2002, in each category, are set forth in alphabetical order in the table below:

Retail

Domestic Stores	International Stores	Online Retailers	DMRs

• Best Buy*	• Future Shops (Canada)	• 4sure.com	• CDW
• Circuit City*	• MediaMarkt (Germany, Austria)	• Amazon.com	• Insight
• CompUSA	• PC World (UK)	• Buy.com	• MicroWarehouse
• Fry’s Electronics*	• Saturn (Germany, Austria)	• Dabs.com	• Misco
• Staples*	• Surcouf (France)	• Systemax	• PC Connection

*	These customers buy our products directly from us. The remaining customers on this list buy their products through our wholesale distributors.

     We are currently developing and enhancing relationships with broadband service providers in North America and internationally and have recently signed agreements with Time-Warner Cable and Telewest UK to distribute our products to their subscribers.

Research and Development

      As of March 30, 2003, we had 28 employees engaged in research and development. We believe that our success depends on our ability to develop products that meet the changing user needs and to anticipate and proactively respond to evolving technology in a timely and cost-effective basis. Accordingly, we have made investments in our research and development department in order to effectively evaluate new technologies and develop new products. Our research and development employees work closely with our manufacturing partners to bring our products to market in a timely, high quality and cost-efficient manner.

      We identify and qualify new technologies, and we work closely with our various technology suppliers and manufacturing partners to develop products using one of two manufacturing methodologies as described below.

      ODM. Under the ODM methodology, which we use for most of our product development activities, we define the product concept and specification and perform the technology selection and component qualification. We then work with our technology suppliers to develop the chipsets and detailed circuit designs. If additional software is required, we either develop the software in-house, subcontract the development of the software, or purchase it from a third-party vendor. Once prototypes are completed, we work with our ODMs to complete the debugging and systems integration and testing. Our ODMs conduct all of the agency approval processes for electrical safety and electromagnetic interference. After completion of the final tests, agency approvals and product documentation, the product is released for production.

      OEM. Under the OEM methodology, which we use for a limited number of products, we define the product specification and then purchase the product from OEM suppliers that have existing products fitting our design requirements. Once a technology supplier’s product is selected, we work with the OEM supplier to complete the cosmetic changes to fit into our mechanical and packaging design, as well as our documentation standard. If software is involved, the look and feel of the software is modified by the OEM supplier to meet our standards. The OEM supplier completes regulatory approvals on our behalf. When all design verification and regulatory testing is completed, the product is released for production.

      Our internal research and development efforts focus on improving the industrial design of our products and enhancing their ease-of-use through the development of software such as our proprietary ‘Smart Wizard’ application. Our total research and development expenses were $3.3 million in 2000, $4.4 million in 2001 and $7.7 million in 2002.

Manufacturing

      Our primary manufacturing contractors are Delta Networks, Cameo Communications Inc., Lite-On Group, SerComm Corporation and Z-Com, Inc., all of which are headquartered in Taiwan. Most of the actual manufacturing of our products occurs in mainland China. We allocate a substantial majority of our manufacturing to Delta Electronics, which is associated with Delta International Holding Ltd., one of our stockholders. Please see “Certain Relationships and Related Transactions” for a further discussion of this relationship. In addition to their responsibility for the manufacturing of our products, our manufacturers purchase all necessary parts and materials to produce complete, finished goods. To maintain quality standards for our suppliers, we have established our own product testing and quality organization based in Hong Kong, which is responsible for auditing and inspecting product quality on the premises of our subcontractors.

      Through our ODM and OEM suppliers, we indirectly purchase several key components from limited sources. Many of the semiconductors used in our products are specifically designed for use in these products and are obtained from sole source suppliers on a purchase order basis. In addition, other key components we obtain from limited sources are connector jacks, plastic casings, physical layer transceivers, which are used in all of our products, and switching fabric semiconductors, which are used in our Ethernet switches and Internet gateway products.

      We currently outsource warehousing and distribution logistics to three third party logistics providers who are responsible for warehousing, customer order fulfillment and distribution of products. In addition, these parties are also responsible for some final packaging of our products including bundling components to form kits, and inserting appropriate documentation and power adapters. APL Logistics Americas Ltd in Walnut, California serves the Americas region, Kerry Logistics Ltd in Hong Kong is our logistics provider serving the Asia Pacific region, and Furness Logistics BV in the Netherlands serves the Europe, Middle East and Africa regions.

Sales and Marketing

      As of March 30, 2003, we had 64 employees in our sales department and 15 employees in our marketing department. We work directly with our resellers on market development activities, such as co-advertising, in-store promotions and demonstrations, event sponsorship and sales associate training. We also participate in major industry trade shows and marketing events. Our marketing department is comprised of our product marketing and corporate marketing groups.

      Our product marketing group focuses on product strategy, product development roadmaps, the new product introduction process, product lifecycle management, demand assessment and competitive analysis. The group works closely with our sales and research and development groups to align our product development roadmap to meet key channel technology requirements from a strategic perspective. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, manufacturing, and sales groups, as well as our ODM, OEM and sales channel partners.

      Our corporate marketing group is responsible for defining and building our corporate brand. The group focuses on defining our mission, brand promise and marketing messages on a worldwide basis. This group also defines the marketing approaches in the areas of advertising, public relations, events, channel programs and our web delivery mechanisms. These marketing messages and approaches are customized for both the small business and home markets through a variety of delivery mechanisms designed to effectively reach end users in a cost-efficient manner.

      The needs of our small business and home customers differ, and therefore our marketing initiatives for each of these segments are distinct. In the small business market, we have focused on emphasizing our product line expansion, such as our introduction of an 802.11a/b/g dual band tri-mode wireless adapter, performance and reliability, and on channel development, while in the home market we have emphasized our wireless offerings, ease-of-use and aesthetics. In both markets, we have focused on developing the NETGEAR brand name, expanding our advertising programs and increasing public awareness through high visibility in the technical and popular press.

      We conduct much of our international sales and marketing operations through NETGEAR International, Inc., our domestic subsidiary, as well as through NETGEAR Deutschland GmbH, a German company and wholly-owned subsidiary of NETGEAR International, Inc.

Technical Support

      As of March 30, 2003, we employed eight persons in our technical support function. Although we design our products to require minimal technical support, if an end user is in need of support, we provide free, high-quality, technical support worldwide over the phone and Internet. We use approximately 175 people, whose services we contract for through third parties, to provide technical support for our products. We currently subcontract first and second level technical support for our products to third parties. First level technical support represents the first team member a customer will reach with questions, and typically these individuals are able to answer routine technical questions. If they are unable to answer the question, the first level support member will forward the question to our second level support team, who are more experienced and have a greater level of technical expertise. The most difficult or unique questions are forwarded to NETGEAR employees who provide third level technical support. In the United States, Canada, the United Kingdom and Australia, first and second level technical support is provided 24 hours a day, 7 days a week, 365 days a year on toll-free lines. Local language support is also available during local business hours in China, France, Germany, Italy, Japan, Korea, Spain and Sweden. In addition to providing third level technical support, internal NETGEAR employees design our technical support database and are responsible for training and managing the third-party operations. We use the feedback from our technical support organization to enhance our current and future products.

Competition

      The small business and home markets are intensely competitive and subject to rapid technological change. We expect competition to continue to intensify. We estimate that we have approximately ten principal competitors, as well as numerous smaller competitors and potential competitors. Our principal competitors include:

•	within the small business market, companies such as 3Com, Allied Telesyn, Cisco Systems/Linksys, Dell Computer, D-Link, Hewlett-Packard and Nortel Networks; and

•	within the home market, companies such as Belkin Corporation, D-Link, Cisco/Linksys and Microsoft.

      Other current competitors include numerous local vendors such as Correga and Melco/ Buffalo Technology in Japan and TP-Link in China. Our potential competitors include consumer electronics vendors who could integrate networking capabilities into their line of products.

      Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. For example, Dell Computer has significant brand name recognition and has an advertising presence substantially greater than ours. Similarly, Cisco Systems is well recognized as a leader in providing networking solutions to businesses and has substantially greater financial resources than we do. Several of our competitors, such as Linksys and D-Link, offer a range of products that directly compete with most of our product offerings. Several of our other competitors primarily compete in a more limited manner. For example, Hewlett-Packard and Cisco Systems sell networking products primarily targeted at larger businesses or enterprises. However, the competitive environment in which we operate changes rapidly. For example, Cisco Systems recently acquired Linksys. Cisco Systems has substantial resources that it may use to expand the Linksys business. Because Cisco Systems has a large international business, it may be able to negotiate more favorable terms with manufacturers and the resale channel and other third parties. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts.

      We believe that the principal competitive factors in the small business and home markets for networking products are:

•	product breadth;

•	size and scope of the sales channel;

•	brand name;

•	timeliness of new product introductions;

•	product performance, features, functionality and reliability;

•	price;

•	ease-of-installation, maintenance and use; and

•	customer service and support.

      We believe that we compete favorably in each of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products, expanding our sales channels and maintaining customer satisfaction worldwide.

Intellectual Property

      We believe that our continued success will depend primarily on the technical expertise, speed of technology implementation, creative skills and management abilities of our officers and key employees, plus ownership of a limited but important set of copyrights, trademarks, trade secrets and patents. We primarily rely on a combination of copyright, trademark and trade secret and patent laws, nondisclosure agreements with employees, consultants and suppliers and other contractual provisions to establish, maintain and protect our proprietary rights. We also hold one patent relating to our home product industrial design and one provisional patent in the United States relating to our automatic installation program, the ‘Smart Wizard.’

      In addition, we rely on third-party licensors for patented hardware and software license rights in technology that are incorporated into and are necessary for the operation and functionality of our products. We typically retain limited exclusivity over intellectual property we jointly develop with our OEM and ODM manufacturers. Our success will depend in part on our continued ability to have access to these technologies.

      We have trade secret rights for our products, consisting mainly of product design, technical product documentation and software. We also own and use distinctive trademarks on or in connection with our products, including NETGEAR, the GearGuy logo, FirstGear, ProSafe and Web Safe. NETGEAR is a trademark registered in Argentina, Australia, Brazil, Canada, the European Union, Japan, New Zealand and the United States. We have obtained or applied for registration for the “Everybody’s Connecting” trademark in Australia, the European Union, Japan, Korea and the United States. We have registered several Internet domain names that we use for electronic interaction with our customers including dissemination of product information, marketing programs, product registration, sales activities, and other commercial uses.

Employees

      As of March 30, 2003, we had 178 employees, with 87 in sales, marketing and technical support, 28 in research and development, 35 in operations, and 28 in finance, information systems and administration. We have never had a work stoppage among our employees and no personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

      TriNet Employer Group, Inc. provides human resource services to NETGEAR and our employees including payroll, employee relations and certain employee benefit plans. TriNet is an employer services company contracted by us to perform certain employer responsibilities on our behalf, and TriNet is the employer of record for payroll, benefits and other functions involving our employment related administration. Our agreement with TriNet is terminable by either party with 90 days notice.

Facilities

      Our principal administrative, sales, marketing and research and development facilities occupy approximately 56,000 square feet in an office complex in Santa Clara, California, under a lease that expires in December 2004. Several of our domestic sales employees perform their duties using leases of individual offices. Our international sales personnel reside in local sales offices in Great Britain, Germany, France, Sweden, Italy, Spain, Japan, Korea, Australia and China. We also have operations personnel using a facility in Hong Kong, which is subleased from our third party logistics provider, Kerry Logistics. We believe our existing facilities are adequate for our current needs.

      We use third parties to provide warehousing services to us, consisting of facilities in Southern California, Hong Kong and the Netherlands.

Legal Proceedings

      We are not currently a party to any material legal proceedings. We may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth the names, ages and positions of our executive officers and directors as of June 29, 2003.

Name	Age	Position

Patrick C.S. Lo	46	Chairman and Chief Executive Officer
Raymond P. Robidoux	53	President
Jonathan R. Mather	52	Vice President and Chief Financial Officer
Mark G. Merrill	48	Chief Technology Officer
Leslie A. Adams	48	Vice President of Marketing
Michael F. Falcon	47	Vice President of Operations
Charles T. Olson	47	Vice President of Engineering
Timothy M. Brown(1)	29	Director
Linwood A. Lacy, Jr.(2)	58	Director
Gerald A. Poch(2)	56	Director
Gregory J. Rossmann(3)	42	Director
Stephen D. Royer(2)(3)	38	Director
Ralph E. Faison	44	Director Nominee (effective upon completion of this offering)
A. Timothy Godwin	53	Director Nominee (effective upon completion of this offering)

(1)	Mr. Brown has announced his intention to resign as a director effective upon the completion of this offering.

(2)	Messrs. Lacy, Poch and Royer are members of the audit committee.

(3)	Messrs. Rossmann and Royer are members of the compensation committee.

      Patrick C.S. Lo has served as our Chairman and Chief Executive Officer since March 2002. From September 1999 to March 2002, he served as our President, and since our inception in 1996 to September 1999, he served as Vice President and General Manager. Mr. Lo joined Bay Networks, a networking company, in August 1995 to launch a division targeting the small business and home markets and established the NETGEAR division in January 1996. From 1983 until 1995, Mr. Lo worked at Hewlett-Packard Company, a computer and test equipment company, where he served in various management positions in software sales, technical support, network product management, sales support and marketing in the United States and Asia, most recently as the Asia/ Pacific marketing director for Unix servers. Mr. Lo received a B.S. degree in Electrical Engineering from Brown University.

      Raymond P. Robidoux has served as our President since July 2002. From July 2001 to May 2002, Mr. Robidoux worked at Quantum Corporation, a data technology company, where he served as senior vice president and general manager of the networked attached storage division. From March 1997 to March 2001, Mr. Robidoux was at Compaq Computer, a computer and test equipment company, where he served as vice president of its North America consumer business group, focused on sales, marketing and service, from March 1999 to March 2001, and as vice president of business planning and operations from March 1997 to February 1999. Prior to that, he held various management positions in the computer hardware industry, including sales, marketing and product development. Mr. Robidoux received a B.S. degree in Aerospace Engineering from California State Polytechnic University and an M.B.A. from Pepperdine University.

      Jonathan R. Mather has served as our Vice President and Chief Financial Officer since August 2001. From July 1995 to March 2001, Mr. Mather worked at Applause Inc., a consumer products company, where he served as president and chief executive officer from 1998 to 2001, as chief financial officer and chief operating officer from 1997 to 1998 and as chief financial officer from 1995 to 1997. From 1985 to 1995, Mr. Mather was at Home Fashions Inc., a consumer products company, where he served as chief financial officer from 1992 to 1995, and as vice president, finance of an operating division, Louverdrape, from 1988 to 1992. Prior to that, he spent more than two years at the semiconductor division of Harris Corporation, a communications equipment company, where he served as the finance manager of the offshore manufacturing division. He has also worked in public accounting for four years with Coopers & Lybrand (now part of PricewaterhouseCoopers LLP) and for two years with Ernst & Young. Mr. Mather is a certified management accountant (CMA) and is also a chartered accountant from the Institute of Chartered Accountants in Sri Lanka, where Mr. Mather received his undergraduate B.A. degree equivalent. Mr. Mather received an M.B.A. from Cornell University, New York.

      Mark G. Merrill has served as our Chief Technology Officer since January 2003. From September 1999 to January 2003, he served as Vice President of Engineering and served as Director of Engineering from September 1995 to September 1999. From 1987 to 1995, Mr. Merrill worked at SynOptics Communications, a local area networking company, which later merged with Wellfleet to become Bay Networks, where his responsibilities included system design and analog implementations for SynOptic’s first 10BASE-T products. Mr. Merrill received both a B.S. degree and an M.S. degree in Electrical Engineering from Stanford University.

      Leslie A. Adams has served as our Vice President of Marketing since October 2002. From October 1995 to October 2002, Ms. Adams worked at Compaq Computer, a computer and test equipment company, where she served as Vice President of Marketing services and integration after Compaq’s merger with Hewlett-Packard Company and, prior to that, as vice president of volume marketing and vice president of its Americas consumer business group. Prior to that, Ms. Adams spent seven years at AT&T Consumer Products in several marketing director roles, including international business director, and five years at AT&T Information Systems in computer systems and small business systems management roles. Ms. Adams received a B.A. degree in Physics and English from Bucknell University and an M.B.A. from The Wharton School of the University of Pennsylvania.

      Michael F. Falcon has served as our Vice President of Operations since November 2002. From September 1999 to November 2002, Mr. Falcon worked at Quantum Corporation, a data technology company, where he served as Vice President of Operations and supply chain management. From April 1999 to September 1999, Mr. Falcon was at Meridian Data, a storage company acquired by Quantum Corporation, where he served as vice president of operations. From February 1989 to April 1999, Mr. Falcon was at Silicon Valley Group, a semiconductor equipment manufacturer, where he served as director of operations, strategic planning and supply chain management. Prior to that, he served in management positions at SCI Systems, an electronics manufacturer, Xerox Imaging Systems, a provider of scanning and text recognition solutions, and Plantronics, Inc., a provider of lightweight communication headsets. Mr. Falcon received a B.A. degree in Economics from the University of California, Santa Cruz and has completed coursework in the M.B.A. program at Santa Clara University.

      Charles T. Olson has served as our Vice President of Engineering since January 2003. From July 1978 to January 2003, Mr. Olson worked at Hewlett-Packard Company, a computer and test equipment company, where he served as director of research and development for ProCurve networking from 1998 to 2003, as research and development manager for the Enterprise Netserver division from 1997 to 1998, and, prior to that, in various other engineering management roles in Hewlett-Packard’s Unix server and personal computer product divisions. Mr. Olson received a B.S. degree in Electrical Engineering from the University of California, Davis and an M.B.A. from Santa Clara University.

      Timothy M. Brown has served as one of our directors since February 2002. From April 2000 to the present, Mr. Brown has served as Vice President of Harris Nesbitt Corp., which is associated with the Halyard Capital Fund, LP. From May 1998 to April 2000, Mr. Brown served as an associate in the Media & Telecommunications Group of CIBC World Markets Corp., an investment bank. From August 1996 to May 1998, Mr. Brown served as an analyst at UBS Securities LLC, an investment bank. Mr. Brown received a

B.S. degree in Economics from The Wharton School of the University of Pennsylvania. Mr. Brown has announced his intention to resign as a director effective upon completion of this offering.

      Linwood A. Lacy, Jr. has served as one of our directors since September 2002. From July 1998 to July 2001, Mr. Lacy served as chairman of 4Sure.com, a direct marketer of computer and technology products. From October 1996 to October 1997, Mr. Lacy served as president and chief executive officer of Micro Warehouse Incorporated, a micro computer direct-marketing company. From 1985 to May 1996, he served as the co-chairman and chief executive officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries Inc. From April 1996 to May 1996, Mr. Lacy served as vice chairman of Ingram Industries Inc.; from June 1995 to April 1996, he served as its president and chief executive officer; and from December 1993 to June 1995, he served as its president. Mr. Lacy is a director of EarthLink, Inc., a public company, as well as a director of several private companies, including Ingram Industries Inc. Mr. Lacy received both a B.S. degree in Chemical Engineering and an M.B.A from the University of Virginia.

      Gerald A. Poch has served as one of our directors since March 2000. From January 2000 to the present, Mr. Poch has served as a Managing Director of Pequot Capital Management, Inc. and co-head of Pequot Ventures. Since August 1998, Mr. Poch has been one of the leaders of the venture capital team responsible for the growth and strategic direction of the group. From August 1996 to June 1998, he was the chairman, president and chief executive officer of G.E. Capital Information Technology Solutions, Inc., a technology solutions provider. Prior to that, he served as co-founder, co-chairman and co-president of AmeriData Technologies, Inc. (the predecessor company of G.E. Capital Information Technology Solutions, Inc.), a value-added reseller and systems integrator of hardware and software systems. Mr. Poch is a director of BriteSmile, Inc. and Andrew Corporation, both public companies, as well as a director of several private companies. Mr. Poch received a B.S. degree from the University of Connecticut and a J.D. degree cum laude from Boston University Law School.

      Gregory J. Rossmann has served as one of our directors since February 2002. From April 2000 to the present, Mr. Rossmann has served as a General Partner of Pequot Capital Management, Inc.’s venture and private equity investment funds. From April 1994 to April 2000, Mr. Rossmann served as Managing Director and partner at Broadview International, an investment banking firm. From June 1991 to April 1994, he worked at Dynatech Corporation, a technology holding company, where he served as manager of new business development. Prior to that, he was a co-founder of Telemaster Corporation. Mr. Rossmann is a director of several private companies. Mr. Rossmann received a B.S. degree in Electrical Engineering from the University of Cincinnati and an M.B.A. from Santa Clara University.

      Stephen D. Royer has served as one of our directors since September 2000. From 1991 to the present, Mr. Royer has been with Shamrock Capital Advisors, Inc., a merchant banking company, where he has served as a Managing Director for more than five years. Mr. Royer is a director of several private companies. Mr. Royer received a B.A. degree in Quantitative Economics from Stanford University and an M.B.A. degree from the University of California in Los Angeles.

      Ralph E. Faison has agreed to serve as one of our directors to be effective upon completion of this offering. From February 2003 to the present, Mr. Faison has served as chief executive officer of Andrew Corporation, a public company and a manufacturer of communications equipment and systems, and from June 2002 to the present, Mr. Faison has also served as president and a director of Andrew Corporation. From June 2002 to February 2003, Mr. Faison served as chief operating officer of Andrew Corporation. From June 2001 to June 2002, Mr. Faison served as president and chief executive officer of Celiant Corporation, a manufacturer of power amplifiers and wireless radio frequency systems, which was acquired by Andrew Corporation in June 2002. From October 1997 to June 2001, Mr. Faison was vice president of the New Ventures Group at Lucent Technologies, a communications service provider, and from 1995 to 1997, he was vice president of advertising and brand management at Lucent Technologies. Prior to joining Lucent, Mr. Faison held various positions at AT&T, a voice and data communications company, including as vice president and general manager of AT&T’s wireless business unit and manufacturing vice president for its consumer products unit in Bangkok, Thailand. He is a member of the board of directors of WatchMark

Corporation, a telecommunications company and a member of the board of directors of The Chicago Executives Club. Mr. Faison received a B.A. degree in marketing from Georgia State University and a M.S. degree in management as a Sloan Fellow from Stanford University.

      A. Timothy Godwin has agreed to serve as one of our directors to be effective upon completion of this offering, and he will also serve as chairman of the audit committee of our board of directors at such time. From July 1989 to January 1997, Mr. Godwin worked at Tech Data Corporation, an information technology products distributor, in various capacities including serving as a member of its board of directors, vice chairman focusing on worldwide finance and administration, president and chief operating officer, chief financial officer and senior vice president of finance. From 1974 to June 1989, Mr. Godwin was employed by Price Waterhouse (now part of PriceWaterhouseCoopers LLP), most recently as an audit partner from July 1987 to June 1989. Mr. Godwin is a Certified Public Accountant and received a B.S. degree in Accounting from the University of West Florida.

Board Composition

      Our board of directors currently consists of six members, who are Messrs. Lo, Brown, Lacy, Poch, Rossmann and Royer. Mr. Lo is the only management member of our board of directors. Upon completion of this offering, Messrs. Faison and Godwin will join our board of directors, and Mr. Godwin will also serve as chairman of the audit committee of our board of directors. Mr. Brown has announced his intention to resign as a director effective upon the completion of this offering. Our preferred stockholders are parties to a voting agreement pursuant to which our current directors have been elected and ratified, which agreement will terminate upon the closing of this offering, provided that the aggregate gross proceeds to us are not less than $35.0 million and our valuation is at least $250.0 million. Upon the termination of the voting agreement, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, disqualification or removal. There are no family relationships among any of our directors and executive officers.

Director Compensation

      Following this offering, our non-employee directors will receive $1,000 per meeting and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. The chairman of our audit committee will receive an additional $1,000 per committee meeting attended and the chairman of the compensation committee will receive an additional $500 per meeting attended. In addition, our directors, including non-employee directors, are eligible to receive stock options under our 2000 Stock Option Plan. Non-employee directors who join our board of directors after completion of this offering will receive automatic, non-discretionary initial options to acquire 25,000 shares of our common stock, subject to three-year vesting. Directors who have served at least six months with us will also receive an annual option of 15,000 shares beginning at the first annual meeting following the completion of this offering, which will be subject to one-year vesting, under our 2003 Stock Plan. See “Benefit Plans — Director Option Program.”

Board Committees

      Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has an audit committee and a compensation committee.

     Audit Committee

      Our audit committee is responsible for annually recommending independent accountants, preparing the reports, statements or charters as may be required by Nasdaq or the securities laws, and reviewing:

•	the adequacy of our system of internal accounting controls;

•	our audited financial statements and reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	disclosures by independent accountants concerning relationships with our company and the performance of our independent accountants.

      Our audit committee currently consists of Messrs. Lacy, Poch and Royer, each of whom is a non-management member of our board of directors. Upon completion of this offering, Mr. Godwin will become a member of our board of directors and will also serve as chairman of the audit committee.

     Compensation Committee

      Our compensation committee is primarily responsible for reviewing and approving the compensation, benefits, corporate goals and objectives of our chief executive officer and our other executive officers; evaluating the performance and compensation of our executive officers in light of those goals and objectives; administering our employee benefit plans and making recommendations to our board of directors regarding these matters. Our compensation committee currently consists of Messrs. Rossmann and Royer, each of whom is a non-management member of our board of directors.

Compensation Committee Interlocks and Insider Participation

      Mr. Royer, a member of our compensation committee, is managing director of Shamrock Capital Advisors, Inc., which is a related party to Shamrock Capital Growth Fund, L.P. Mr. Royer is also an Executive Vice President of Shamrock Capital Partners, L.L.C., the general partner of Shamrock Capital Growth Fund, L.P. In September 2000, Nortel Networks sold 2,068,809 shares of our Series A preferred stock to Shamrock Holdings of California, Inc. Shamrock Holdings transferred all shares of our capital stock held by it to Shamrock Capital Growth Fund, L.P. in March 2001. In addition on March 13, 2002, we issued a warrant to Shamrock Capital Advisors, Inc. to purchase 218,750 shares of our common stock at an exercise price of $1.29 per share, for services rendered to us by Shamrock in connection with our February 2002 Series C preferred stock financing.

      No other interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our employee benefit plans and makes recommendations to our board of directors regarding such matters.

Executive Compensation

      The following table sets forth information regarding the compensation earned by our Chief Executive Officer and each of our four other most highly compensated executive officers, collectively referred to as the named executive officers in this prospectus, during the fiscal year ended December 31, 2002.

Summary Compensation Table

			Long Term Compensation
	Annual Compensation(1)
			Securities Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation(2)

Patrick C.S. Lo	$275,000	$55,000	—	$5,280	(3)
Chairman and Chief Executive Officer
Raymond P. Robidoux(4)	115,000	23,077	396,042	750
President
Jonathan R. Mather	250,000	50,000	396,042	31,500	(5)
Vice President and Chief Financial Officer
Mark G. Merrill	203,000	37,555	39,501	1,500
Chief Technology Officer
Richard A. Fabiano(6)	190,000	36,860	13,286	1,500
Vice President of Finance

(1)	With respect to each of the named executive officers, the aggregate amount of perquisites and other personal benefits, securities or property received was the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such named executive officer, unless otherwise stated.

(2)	All other compensation consists of discretionary matching contributions to our 401(k) plan on behalf of each named executive officer, unless otherwise stated.

(3)	Mr. Lo received other compensation consisting of a $1,500 matching contribution to our 401(k) plan on his behalf and the payment of insurance premiums in the amount of $3,780 for the year.

(4)	Mr. Robidoux joined us as President in July 2002. His annual base salary is $250,000, and he is eligible to receive an annual bonus of up to $100,000.

(5)	Mr. Mather received other compensation consisting of a $1,500 matching contribution to our 401(k) plan on his behalf and a housing allowance of $30,000 for the year.

(6)	As of February 1, 2003, Mr. Fabiano is no longer serving as Vice President of Finance, and has assumed the title of Vice President of Business Development.

      In addition, two persons who served as executive officers during the year ended December 31, 2002, and who received compensation in excess of $100,000 during that year, have since terminated their employment with us.

      Leslie A. Adams, our Vice President of Marketing, began her employment with us in October 2002. Her annual base salary is $215,000 and she is eligible to earn an annual bonus of up to 40% of her annual base salary. As part of her employment agreement, Ms. Adams was granted an option to purchase 175,000 shares of our common stock. In addition, Ms. Adams will receive a temporary housing allowance of $3,000 per month for up to two years.

      Michael F. Falcon, our Vice President of Operations, began his employment with us in November 2002. His annual base salary is $190,000 and he is eligible to earn an annual bonus of up to 40% of his annual base salary. As part of his employment agreement, Mr. Falcon was granted an option to purchase 105,000 shares of our common stock.

      Charles T. Olson, our Vice President of Engineering, began his employment with us in January 2003. His annual base salary is $190,000 and he is eligible to earn an annual bonus of up to $76,000. As part of his employment agreement, Mr. Olson was granted an option to purchase 122,500 shares of our common stock. In addition, Mr. Olson will receive a temporary housing allowance of $2,000 per month for the first twelve months of his employment with the Company.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during 2002. The percentage of total options set forth below is based on an aggregate of 2,408,791 options granted to employees during the fiscal year ended December 31, 2002. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

	Individual Grants(1)
					Potential Realizable
		Percentage			Value at Assumed
		of Total			Annual Rate of Stock
		Options	Exercise		Price Appreciation for
	Number of	Granted to	or Base		Option Term(2)
	Shares of	Employees in	Price Per	Expiration
	Common Stock	FY 2002	Share	Date	0%	5%	10%

Patrick C.S. Lo	—	—	—	—	—	—	—
Raymond P. Robidoux	396,042	16.4%	$5.10	07/31/12	$3,524,774	$6,828,900	$11,798,187
Jonathan R. Mather	396,042	16.4	1.29	02/08/12	5,033,694	8,135,540	12,696,776
Mark G. Merrill	39,501	1.6	6.00	10/30/12	316,008	656,361	1,174,335
Richard A. Fabiano	13,286	0.6	6.00	10/30/12	106,288	220,764	394,983

(1)	These outstanding stock options were granted under our 2000 Stock Option Plan. The options vest over the course of four years, at a rate of 25% upon the first anniversary of their vesting start dates and then at a rate of 1/48 per month thereafter. See “Benefit Plans — 2000 Stock Option Plan” for a further description of certain terms relating to these options. In addition, the stock options granted to our officers are subject to the vesting acceleration provisions described under “Employment Agreements and Change of Control Arrangements” set forth below.

(2)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 0%, 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the initial public offering price of $14.00 per share, and do not represent our estimate or projection of the future stock price.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      None of the named executive officers exercised options during the fiscal year ended December 31, 2002. The following table sets forth the number and value of securities underlying options held as of December 31, 2002.

			Number of Shares Underlying		Value of Unexercised In-the-Money
	Number		Unexercised Options at Year-End		Options at Year-End(1)
	of Shares	Value
Name	Acquired	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Patrick C.S. Lo	—	—	747,570	249,191	$7,091,235	$2,363,755
Raymond P. Robidoux	—	—	—	396,042	—	3,524,774
Jonathan R. Mather	—	—	132,014	264,027	1,677,898	3,355,783
Mark G. Merrill	—	—	420,101	151,005	3,953,168	1,405,493
Richard A. Fabiano	—	—	246,440	85,298	2,266,221	782,002

(1)	There was no public trading market for our common stock as of December 31, 2002. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on a fair market value of our common stock of $14.00 per share, less the applicable exercise price.

Employment Agreements and Change of Control Arrangements

      We have entered into employment agreements with the following of our named executive officers and current executive officers. Each agreement may be terminated by either us or the executive officer at any time with or without cause. In addition, the employment agreements provide for annual salary and bonus amounts and severance benefits, as may be adjusted from time to time by the board of directors.

      On December 3, 1999, we entered into an employment agreement with Patrick C.S. Lo, our Chairman and Chief Executive Officer. The agreement provides that if within one year following a change of control of the company, Mr. Lo is terminated without cause or resigns for good reason, he is entitled to full acceleration of any unvested portion of his stock options, and severance payments at his final base salary rate for a period of one year after his termination or resignation. If Mr. Lo is terminated without cause, he is entitled to receive severance payments at his final base salary rate for a period of one year and will continue to have his stock options vest for one year after such termination.

      On December 9, 1999, we entered into an employment agreement with Mark G. Merrill, our Chief Technology Officer, and an employment agreement with Richard A. Fabiano, our Vice President of Business Development. The agreements provide that if within one year following a change of control of the company, the officer is terminated without cause or resigns for good reason, he is entitled to receive two years acceleration of any unvested portion of his stock options. If the officer is terminated without cause, he is entitled to receive severance payments at his final base salary rate for 26 weeks and will continue to have his stock options vest for one year after such termination.

      On July 15, 2002, we entered into an employment agreement with Raymond P. Robidoux, our President, and on August 10, 2001, we entered into an employment agreement with Jonathan R. Mather, our Vice President and Chief Financial Officer. The agreements provide that if within one year following a change of control of the company (in the case of Mr. Mather, if such change of control occurs after August 31, 2003), the officer is terminated without cause or resigns for good reason, he is entitled to receive two years acceleration of any unvested portion of his stock options. If the officer is terminated without cause, he is entitled to receive severance payments at his final base salary rate for a period of 39 weeks and will continue to have his stock options vest for one year after such termination. With respect to Mr. Mather, if a change of control occurs prior to August 31, 2003, he is entitled to one year acceleration of any unvested portion of his stock options, and if he is terminated without cause or resigns for good reason within one year following the change of control, he is entitled to receive an additional one year acceleration of any unvested portion of his stock options. In addition, Mr. Mather is eligible to receive a no-interest housing loan not to exceed $250,000, which would be due and payable upon his termination of employment.

      In April 2003, we entered into an employment agreement with Leslie A. Adams, our Vice President of Marketing. On November 4, 2002, we entered into an employment agreement with Michael F. Falcon, our Vice President of Operations. On January 6, 2003, we entered into an employment agreement with Charles T. Olson, our Vice President of Engineering. The agreements provide that if within one year following a change of control of the company, the officer is terminated without cause or resigns for good reason, he or she is entitled to receive two years acceleration of any unvested portion of his or her stock options. If the officer is terminated without cause, he or she is entitled to receive severance payments at his or her final base salary rate for a period of 26 weeks and will continue to have his or her stock options vest for one year after such termination.

Benefit Plans

2000 Stock Option Plan

      Our 2000 Stock Option Plan, or the 2000 Stock Plan, was adopted by our board of directors in April 2000, and our stockholders initially approved our plan in April 2000. Our 2000 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants.

      Our board of directors has determined that no future options will be granted under our 2000 Stock Plan following the effective date of this offering. A total of 7,350,000 shares of our common stock were authorized for issuance under this plan. As of March 30, 2003, options to purchase an aggregate of 6,436,817 shares of our common stock were outstanding, and 956,933 shares were available for future grant. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of the 2000 Stock Plan, and such options will continue to be administered by our board of directors.

      The 2000 Stock Plan provides that in the event of (1) the direct or indirect sale by stockholders of more than 50% of our voting stock, (2) our merger with or into another corporation, (3) the sale of all or substantially all of our assets, or (4) our liquidation or dissolution, the successor corporation may assume or substitute for each option. If the successor corporation does not assume or substitute for the options, the options will become fully vested and exercisable as of ten days prior to the merger, provided that such options will terminate if not exercised prior to the acquisition or other transaction.

     2003 Stock Plan

      Concurrently with this offering, we intend to establish a 2003 Stock Plan. Our board of directors adopted the 2003 Stock Plan in April 2003, and our stockholders approved the plan in July 2003. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options, stock purchase rights and stock appreciation rights to our employees, directors and consultants.

      Number of Shares of Common Stock Available Under the 2003 Stock Plan. As of April 8, 2003, a total of 750,000 shares of our common stock were reserved for issuance pursuant to our 2003 Stock Plan. In addition, upon the closing of this offering, authorized but unissued shares under the 2000 Stock Plan, which equaled 956,933 shares at March 30, 2003, plus any shares returned to our 2000 Stock Plan as a result of termination of options or repurchase of shares issued thereunder, will be transferred to our 2003 Stock Plan for future issuance. No options have yet been issued pursuant to our 2003 Stock Plan.

      If an option, stock purchase right or stock appreciation right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares which were subject to such award will become available for future grant or sale under our plan (unless our plan has terminated). However, shares that have actually been issued under our plan, upon exercise of an option, stock purchase right or stock appreciation right, will not be returned to our plan and will not be available for future distribution under our plan, except if shares of restricted stock are repurchased by us at their original price, in which case such shares will be available for future grant under our plan.

      Administration of the 2003 Stock Plan. Our board of directors, or one or more committees appointed by our board, will administer our 2003 Stock Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the options, stock purchase rights or stock appreciation rights granted, including the exercise price (which may be changed by the administrator after the date of grant), the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

      Options. The administrator will determine the exercise price of options granted under our 2003 Stock Plan. The terms of our 2003 Stock Plan allow the administrator to grant options at exercise prices that are equal to or above fair market value. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110%

of the fair market value on the date of grant. The administrator determines the term of all other options. No optionee may be granted options to purchase more than 750,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 750,000 shares.

      Stock Purchase Rights. Our 2003 Stock Plan allows the administrator to issue stock purchase rights at purchase prices that are equal to or above fair market value of the shares. Unless the administrator determines otherwise, the restricted stock purchase agreement, the agreement between us and an optionee which governs the terms of his or her stock purchase rights, will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the optionee’s service with us for any reason including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the optionee. The administrator determines the rate at which our repurchase option will lapse.

      Stock Appreciation Rights. A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. We may pay the appreciation in either cash or in shares of our common stock. Stock appreciation rights are subject to the terms established by the administrator and become exerciseable as specified by the administrator in a notice of grant.

      Transferability of Awards. Unless the administrator determines otherwise, our 2003 Stock Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

      Adjustments upon Change in Control. Our 2003 Stock Plan provides that in the event of our change in control, including the sale of all or substantially all of our assets, the successor corporation will assume or substitute for each option or right. Any outstanding options or rights not assumed or substituted for will be fully exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of 15 days from the date of notice to the optionee. The option or right will terminate at the end of the 15-day period.

      Amendment and Termination of Our 2003 Stock Plan. Our 2003 Stock Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2003 Stock Plan provided it does not adversely affect any award previously granted under our plan.

Director Option Program

      The director option program is part of our 2003 Stock Plan and provides for the automatic, periodic grant of nonstatutory stock options to our non-employee directors. Each non-employee director who joins our board after completion of this offering will receive an initial option to purchase 25,000 shares when such person first becomes a non-employee director, except for those directors who became non-employee directors through the termination of their employment with us. In addition, beginning in 2004, each non-employee director who has been a director for at least six months will receive a subsequent option to purchase 15,000 shares following each annual meeting of our stockholders.

      All options granted under our director option program have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant. Each initial option becomes exercisable as to one-third of the shares subject to the option on each anniversary of the date of grant, provided the individual remains a non-employee director on such dates. Each subsequent option becomes exercisable as to 100% of the shares subject to the option on the first anniversary of the grant date, provided the individual remains a service provider on such date. If an outside director terminates service, he or she may generally exercise his or her options for 12 months following such termination or five years if termination is due to a qualifying retirement. In the event of our change in control, each non-employee director option will vest in full.

2003 Employee Stock Purchase Plan

      Concurrently with this offering, we intend to establish a 2003 Employee Stock Purchase Plan. Our board of directors adopted the 2003 Employee Stock Purchase Plan in April 2003, and our stockholders approved the plan in July 2003.

      Number of Shares of Common Stock Available Under Our Plan. A total of 500,000 shares of our common stock will be made available for sale.

      Administration of Our Plan. Our board of directors or a committee appointed by our board will administer our plan and will have full and exclusive authority to interpret its terms and to determine eligibility under it.

      Eligibility to Participate. Our employees and employees of designated subsidiaries are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our plan if such employee:

•	immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

      Offering Periods and Contributions. Our 2003 Employee Stock Purchase Plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code of 1986, as amended, and contains consecutive six-month offering periods. However, the first offering period under this plan will start on the effective date of this offering and will end on January 31, 2004. Thereafter, the offering periods will generally start on the first trading day on or after February 1 and August 1 of each year. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under our plan.

      Our plan permits participants to purchase shares of our common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base straight time gross earnings, commissions, overtime and shift premiums, but excludes all other compensation paid to our employees. A participant may purchase no more than 10,000 shares during any six-month offering period.

      Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accumulated payroll deductions upon withdrawal. Participation ends automatically three months following termination of employment with us unless terminated earlier at the participants’ request.

      Transferability of Rights. A participant may not transfer rights granted under our plan other than by will or the laws of descent and distribution.

      Adjustments Upon Change in Control. In the event of our change in control, including the sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, the offering period then in progress will be shortened by setting a new exercise date, any offering period then in progress will end on the new exercise date and participant payroll deductions held by us will be used to purchase shares of our common stock on the new exercise date.

      Amendment and Termination. The administrator has the authority to amend or terminate our plan, except that, subject to certain exceptions described in our plan, no such action may adversely affect any outstanding rights to purchase stock under our plan.

401(k) Retirement Savings Plan

      We sponsor a 401(k) retirement savings plan covering our employees who are at least 21 years of age. Our 401(k) retirement savings plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) retirement savings plan and income earned on such contributions are not taxable to employees until withdrawn from the 401(k) retirement savings plan. Subject to restrictions imposed by the Internal Revenue Code on highly compensated employees, employees may generally defer up to 15% of their pre-tax earnings up to the statutorily prescribed annual limit, which is $12,000 for the 2003 calendar year, and to have the amount contributed to the 401(k) retirement savings plan. The 401(k) retirement savings plan permits, but does not require, additional matching contributions to the plan. To date, we have made limited matching contributions to the 401(k) savings plan up to a maximum of $1,500 per year per person. The 401(k) retirement savings plan may be amended or terminated by us at any time in our sole discretion.

Limitation on Liability and Indemnification Matters

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

      The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

      Our certificate of incorporation allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

      We have entered into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; and

•	in certain cases obtain directors’ and officers’ insurance.

      At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation or proceeding that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

      We also describe below certain other transactions with our directors, executive officers and stockholders.

Our Formation and Separation from Nortel Networks

      We were incorporated in 1996 as a wholly-owned subsidiary of Bay Networks. Nortel Networks acquired Bay Networks in August 1998. We remained a wholly owned subsidiary of Nortel Networks until March 2000 when we issued and sold 3,320,537 shares of our Series B preferred stock to Pequot Private Equity Fund II, L.P. At such time, we also entered into a number of agreements with Nortel Networks, including a contribution agreement, an intellectual property license agreement, a transition services agreement and a loaned employee agreement. The transition services agreement and the loaned employee agreement have been terminated. Nortel Networks sold part of its ownership interest in us in September 2000 and sold the remainder of its ownership interest in February 2002.

Equity Transactions and Related Matters

Series B Preferred Stock Financing

      In March 2000, we issued and sold an aggregate of 3,320,537 shares of our Series B preferred stock to Pequot Private Equity Fund II, L.P. for an aggregate purchase price of $15.0 million. The Series B preferred stock is convertible into an equal number of shares of common stock, subject to future adjustments for dilution. Gerald A. Poch is a Managing Director of Pequot Capital Management, Inc. and co-head of Pequot Ventures, and Gregory M. Rossmann is a General Partner of Pequot Private Equity Fund II, L.P. Both Mr. Poch and Mr. Rossmann serve as members of our board of directors.

Nortel Networks Sale of Series A Preferred Stock

      In September 2000, Nortel Networks sold the following shares of our Series A preferred stock then held by it, at a price of $7.25 per share, to the following entities:

	No. of
Purchaser	Shares	Purchase Price

		(in thousands)
Shamrock Holdings of California, Inc. (which is a related party to Shamrock Capital Growth Fund, L.P.)	2,068,809	$14,990
Entities affiliated with Blue Ridge Limited Partnership	1,131,703	8,200
BMO Nesbitt Burns Capital (U.S.) Inc. (which is a related party to Harris Nesbitt Corp.)	966,087	7,000
Entities affiliated with The Abernathy Group Institutional HSN Fund, L.P.	1,395,459	10,111
Delta International Holding Ltd.	414,037	3,000

Total	5,976,095	$43,301

      Patrick C.S. Lo, our Chairman and Chief Executive Officer, was a limited partner in The Abernathy Group. In December 2000, The Abernathy Group funds transferred an aggregate of 648,527 shares of our Series A preferred stock held by them to 60 of their limited partners, which included an aggregate of 94,192 shares transferred to a trust on behalf of Mr. Lo. Each of the transferees thereby became direct stockholders of NETGEAR.

      Stephen D. Royer, one of our directors, is managing director of Shamrock Capital Advisors, Inc., which is a related party to Shamrock Capital Growth Fund, L.P. Mr. Royer is also an Executive Vice President of Shamrock Capital Partners, L.L.C., the general partner of Shamrock Capital Growth Fund, L.P. In March 2001, Shamrock Holdings of California, Inc. transferred all shares of our capital stock held by it to Shamrock Capital Growth Fund, L.P.

      Timothy M. Brown, one of our directors, is a Vice President of Harris Nesbitt Corp., which is a related party to the Halyard Capital Fund, LP.

      Delta International Holding Ltd. is an affiliate of Delta Networks, one of our primary contract manufacturers. Please see “Business — Manufacturing” for a further discussion of our relationship with Delta Networks.

Series C Preferred Stock Financing and Repurchase of Series A Preferred Stock Held by Nortel Networks

      In February 2002, we issued and sold an aggregate of 10,937,408 shares of our Series C preferred stock to our stockholders of record (other than Nortel Networks), on a pro rata basis, for an aggregate purchase price of $5.2 million. As payment for the Series C preferred stock, the stockholders (other than Nortel Networks and Pequot Private Equity Fund, II, L.P.) transferred to us 75% of a contractual liquidation preference right that such stockholders previously obtained from Nortel Networks in connection with their purchase of shares of our Series A preferred stock from Nortel Networks in September 2000. The liquidation preference right required Nortel Networks to, in the event of a liquidation of the company at a price of less than $7.43 per share, pay to all holders of Series A preferred stock (other than Nortel Networks) an amount up to $2.19 per share. Since Pequot Private Equity Fund, II, L.P. did not hold any shares of our Series A preferred stock, Pequot Private Equity Fund, II, L.P. paid us approximately $4.7 million in cash to purchase shares of our Series C preferred stock in the financing. The Series C preferred stock is convertible into an equal number of shares of common stock, subject to future adjustments for dilution.

      We used the cash proceeds from the sale of our Series C preferred stock as partial consideration to repurchase 20,273,918 shares of the our Series A preferred stock held by Nortel Networks. In consideration for the repurchase of the shares, we (1) paid Nortel Networks $4.7 million in cash, (2) issued a $20.0 million subordinated unsecured convertible promissory note and (3) assumed 75% of the contractual liquidation preference obligation previously payable by Nortel Networks as described above. We intend to pay the promissory note in full using a portion of the proceeds from this offering. Nortel Networks remains obligated to pay the remaining 25% of the contractual liquidation preference obligation.

      In connection with the stock repurchase, we also entered into a tax matters agreement with Nortel Networks which allocates rights and responsibilities for tax matters between us and Nortel Networks for prior tax years during which we were included in a joint tax return with Nortel Networks. The agreement provides that Nortel Networks will indemnify us for any tax liabilities arising on or before September 6, 2000 and we will indemnify Nortel Networks for any tax liabilities arising from our operations after September 6, 2000. We ceased to be included in Nortel Networks’ consolidated tax returns on September 6, 2000 for federal and state income tax purposes. We also entered into a letter agreement with Nortel Networks that sets forth the repayment terms of a $4.2 million trade payable obligation that we owed to Nortel Networks, which we have repaid in full after December 31, 2002.

Common Stock Warrant to Shamrock Capital Advisors, Inc.

      On March 13, 2002, we issued a warrant to Shamrock Capital Advisors, Inc. to purchase 218,750 shares of our common stock at an exercise price of $1.29 per share, for services rendered to us by Shamrock in connection with our February 2002 Series C preferred stock financing. The warrant is currently exercisable and will expire upon the closing of this offering, provided that the aggregate gross proceeds to us are not less than $35.0 million and our valuation is at least $250.0 million, and will otherwise expire on March 13, 2007. The exercise price may be paid in cash or a net exercise in which a portion of the warrant is surrendered in lieu of paying the exercise price.

Registration Rights

      Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock — Registration Rights.”

Indemnification and Employment Agreements

      We have entered into indemnification agreements with each of our directors and officers. See “Management — Limitation on Liability and Indemnification Matters.” We have also entered into employment agreements with our officers. See “Management — Employment Agreements and Change of Control Arrangements.”

Certain Other Transactions with Executive Officers and Directors

      A. Timothy Godwin has agreed to serve as one of our directors to be effective upon completion of this offering, and he will also serve as chairman of the audit committee of our board of directors at such time. From 1989 to March 1997, Mr. Godwin worked at Tech Data Corporation, an information technology products distributor, in various capacities, including as vice chairman, president, chief operating officer and a director of Tech Data from September 1995 to March 1997. A substantial portion of our revenue to date has been derived from a limited number of wholesale distributors, including Tech Data.

      Linwood A. Lacy, Jr., one of our directors, has been a director of Ingram Industries Inc. since 1991, and from 1985 to May 1996, he served as the co-chairman and chief executive officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries Inc. A substantial portion of our revenue to date has been derived from a limited number of wholesale distributors, the largest of which is Ingram Micro. From October 1996 to October 1997, Mr. Lacy also served as president and chief executive officer of Micro Warehouse Incorporated, a micro computer direct-marketing company and one of our top five direct market resellers.

      In April 2002, we issued a stand-alone nonstatutory stock option to Michael Ressner, one of our former directors associated with Nortel Networks, to purchase 43,750 shares of our common stock at an exercise price of $3.31 per share. The option is fully vested and expires on April 22, 2006, or earlier in connection with our change in control if not assumed or substituted by the successor company. Mr. Ressner resigned from our board of directors in February 2002 in connection with our repurchase of all of the shares of Series A preferred stock then held by Nortel Networks. We issued the stock option to Mr. Ressner pursuant to a settlement agreement and release in connection with such termination of services.

      In April 2003, we entered into separation and release agreements with each of Stephen Dix and Arthur J. Smith, two of our former executive officers. Pursuant to the terms of their separation agreements, each officer received twenty-six weeks of severance pay and benefits and option acceleration and exercise rights pursuant to the terms of their employment agreements with us.

Stock Option Grants

      We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal Stockholders.”

Stock Option Exchange Program

      On October 30, 2002, we completed a stock option exchange program whereby eligible officers and employees of the company had the opportunity to exchange all or part of their then existing stock options for new options pursuant to a six months and a day option exchange program.

      Mark G. Merrill, our chief technology officer, participated in the option exchange program, pursuant to which he tendered, and we accepted for cancellation, options to purchase 57,750 shares of common stock, with an exercise price of $8.57 per share, which were cancelled on March 15, 2002. We granted Mr. Merrill a new option to purchase 39,501 shares of common stock on October 30, 2002, with an exercise price of $6.00 per share.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of June 29, 2003, and as adjusted to reflect the sale of common stock offered by us in this offering, for

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by them. The table below assumes the conversion of all outstanding preferred stock into common stock at the current one-to-one ratio. We currently have no shares of common stock outstanding. The number of shares of common stock outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of June 29, 2003, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 20,230,946 shares of common stock outstanding as of June 29, 2003, after giving effect to the conversion of all outstanding preferred stock upon the closing of this offering. The numbers shown in the table assume no exercise by the underwriters of their over-allotment option. Unless otherwise indicated, the principal address of each of the stockholders below is c/o NETGEAR, Inc., 4500 Great America Parkway, Santa Clara, California 95054.

		Percentage of Shares
		Outstanding

	Shares Beneficially	Prior to
	Owned Prior to	This	After This
Name of Beneficial Owner	This Offering	Offering	Offering

5% Stockholders:
Pequot Capital Management, Inc.(1)	6,953,486	34.4%	25.5%
Shamrock Capital Growth Fund, L.P.(2)	4,816,251	23.6	17.5
Blue Ridge Limited Partnership(3)	2,514,976	12.4	9.2
Halyard Capital Fund, LP(4)	2,146,929	10.6	7.9
The Abernathy Group(5)	1,324,576	6.5	4.9
Executive Officers and Directors:
Patrick C.S. Lo(6)	1,123,016	5.3	4.0
Raymond P. Robidoux(7)	107,261	*	*
Jonathan R. Mather(8)	198,021	1.0	*
Mark G. Merrill(9)	515,284	2.5	1.9
Leslie A. Adams	—	*	*
Michael F. Falcon	—	*	*
Charles T. Olson	—	*	*
Richard A. Fabiano(10)	300,111	1.5	1.1
Timothy M. Brown(4)	2,146,929	10.6	7.9
Linwood A. Lacy, Jr.	—	*	*
Gerald A. Poch(1)	6,953,486	34.4	25.5
Gregory J. Rossmann(1)	6,953,486	34.4	25.5
Stephen D. Royer(2)	4,816,251	23.6	17.5
Ralph E. Faison (Director Nominee)	—	*	*

Percentage of Shares
Outstanding

	Shares Beneficially	Prior to
	Owned Prior to	This	After This
Name of Beneficial Owner	This Offering	Offering	Offering

A. Timothy Godwin (Director Nominee)	—	*	*
All executive officers and directors as a group (15 persons)(11)	16,160,359	71.9	54.8

*	Represents beneficial ownership of less than 1%.

(1)	Shares beneficially owned by Pequot Capital Management, Inc., the investment manager of Pequot Private Equity Fund II, L.P., represents 6,953,486 shares held of record by Pequot Private Equity Fund II, L.P. Pequot Capital Management, Inc. holds voting and dipositive power for all shares held by Pequot Private Equity Fund II, L.P. Gerald A. Poch is a Managing Director of Pequot Capital Management, Inc. and co-head of Pequot Ventures, and Gregory M. Rossmann is a General Partner of Pequot Private Equity Fund II, L.P. Both Mr. Poch and Mr. Rossmann serve as members of our board of directors and may be deemed to beneficially own the securities held of record by Pequot Private Equity Fund II, L.P. Mr. Poch and Mr. Rossmann disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address of Pequot Capital Management, Inc. and Pequot Private Equity Fund II, L.P. is 500 Nyala Farm Road, Westport, CT 06880.

(2)	Shares beneficially owned by Shamrock Capital Growth Fund, L.P. represent 4,597,501 shares held of record by Shamrock Capital Growth Fund, L.P. and 218,750 shares issuable pursuant to a warrant issued to Shamrock Capital Advisors, Inc. exercisable within 60 days of June 29, 2003. Stephen D. Royer, one of our directors, is a managing director of Shamrock Capital Advisors, Inc., which is a related party to Shamrock Capital Growth Fund, L.P. Shamrock Capital Partners, L.L.C. holds voting and dispositive power for the shares held of record by Shamrock Capital Growth Fund, L.P. Shamrock Capital Advisors, Inc. holds voting and dispositive power for the shares issuable pursuant to the warrant held by Shamrock Capital Advisors, Inc. Mr. Royer is also an executive vice president of Shamrock Capital Partners, L.L.C., the general partner of Shamrock Capital Growth Fund, L.P. Mr. Royer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Shamrock Capital Advisors, Inc. and Shamrock Capital Growth Fund, L.P. is 4444 Lakeside Drive, Second Floor, Burbank, CA 91505.

(3)	Shares beneficially owned by Blue Ridge Limited Partnership represent 2,453,636 shares held of record by Blue Ridge Limited Partnership and 61,340 shares held of record by Blue Ridge Private Equity Fund, LLC. The sole managing member of each of Blue Ridge Private Equity Fund, LLC and JAG Holdings, LLC is John A. Griffin. JAG Holdings, LLC holds voting and dispositive power for the shares held by Blue Ridge Limited Partnership and Mr. Griffin holds voting and dispositive power for the shares held by Blue Ridge Private Equity Fund, LLC. Mr. Griffin disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein and Blue Ridge Limited Partnership disclaims beneficial ownership of the shares held by Blue Ridge Private Equity Fund, LLC. The address of each of Blue Ridge Limited Partnership and Blue Ridge Private Equity Fund, LLC is 660 Madison Avenue, New York, NY 10021.

(4)	Shares beneficially owned by Halyard Capital Fund, LP represent 2,146,929 shares held of record by Halyard Capital Fund, LP. Its general partner is Halyard Fund GP, LP, which has as its general partner Halyard Advisors, LLC. Halyard Advisors, LLC has as its investment member Halyard Principals, LLC. Each of such entities or persons may be deemed to be the beneficial owner and hold voting and dispositive power for the shares owned by Halyard Capital Fund, LP. Timothy M. Brown, one of our directors, is associated with certain entities affiliated with Halyard Capital Fund, LP. Mr. Brown disclaims beneficial ownership of these shares. The principal business address of each such entity or person is Halyard Capital Fund, LP, 3 Times Square, 29th Floor, New York, NY 10036.

(5)	Shares beneficially owned by The Abernathy Group represent (1) 1,115,880 shares held of record by Abernathy Aggressive Appreciation Fund, LP, (2) 208,554 shares held of record by The Abernathy Group Moderate Growth, LP, and (3) 142 shares held of record by Abernathy Financial Services, LLC.

Steven Abernathy holds voting and dispositive power for these shares. The address of The Abernathy Group is Wall Street Tower, 38th Floor, Twenty Exchange Place, New York, NY 10005.

(6)	Shares beneficially owned by Mr. Lo include (1) 199,171 shares held of record by The Patrick and Emily Lo Revocable Living Trust Dated 4-7-99, (2) 5,074 shares held of record by The Daphne T. W. Lo 2002 Irrevocable Education Trust, (3) 5,074 shares held of record by The Kai W. Lo 2002 Irrevocable Education Trust, and (4) 913,697 shares issuable pursuant to options exercisable within 60 days of June 29, 2003.

(7)	Includes 107,261 shares issuable pursuant to options exercisable within 60 days of June 29, 2003.

(8)	Includes 198,021 shares issuable pursuant to options exercisable within 60 days of June 29, 2003.

(9)	Includes 515,284 shares issuable pursuant to options exercisable within 60 days of June 29, 2003.

(10)	Includes 300,111 shares issuable pursuant to options exercisable within 60 days of June 29, 2003.

(11)	Shares beneficially owned by all executive officers and directors as a group include 2,034,374 shares issuable pursuant to options exercisable within 60 days of June 29, 2003 and 218,750 shares issuable pursuant to a warrant exercisable within 60 days of June 29, 2003.

DESCRIPTION OF CAPITAL STOCK

General Matters

      Upon consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following summary of certain provisions of the common stock and the preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

      As of March 30, 2003, there were no shares of common stock outstanding and there were 20,228,480 shares of preferred stock outstanding held by 77 stockholders of record, all of which will be converted into common stock upon the closing of this offering, and there was an outstanding warrant to purchase 218,750 shares of our common stock.

Common Stock

      Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for distribution at such times and in such amounts as the board of directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our certificate of incorporation and bylaws include provisions that require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock. Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights or sinking fund provisions and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of NETGEAR, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Preferred Stock

      The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of NETGEAR. After conversion of the preferred stock outstanding at the effective date, we have no current plans to issue any shares of preferred stock.

Warrants

      On March 13, 2002, we issued a warrant to Shamrock Capital Advisors, Inc. to purchase 218,750 shares of our common stock with an exercise price of $1.29 per share. The warrant is currently exercisable and will expire upon the closing of this offering, provided that the aggregate gross proceeds to us are not less than $35.0 million and our valuation is at least $250.0 million, and will otherwise expire on March 13, 2007. This warrant contains net exercise provisions which allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise.

Registration Rights

      Upon completion of this offering and for a term of up to three years thereafter, the holders of up to 20,228,480 shares of our common stock issuable upon conversion of our Series A, Series B and Series C preferred stock have the right to cause us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, based on:

•	Demand Registration Rights; S-3 Registration Rights. Six months following completion of this offering, one or more stockholders holding at least 10% of the registrable shares of our securities has the right to request us to register shares held by them if the shares have an aggregate value of at least $5 million (based on the then current market price or fair value).

•	Piggyback Registration Rights. One or more stockholders holding registrable shares may request us to have their shares registered anytime after our initial public offering if we file a registration statement to register any of our securities for our own account. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

      In addition, if we do not repay in full the $20.0 million subordinated unsecured convertible promissory note we issued to Nortel Networks, then Nortel Networks will hold certain registration rights in connection with any shares issuable upon conversion of the promissory note. We intend to repay the $20.0 million promissory note in full using a portion of the proceeds from this offering.

      Registration of shares of common stock because of the exercise of demand registration rights or piggyback registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, related to any registration. The registration rights terminate upon the earlier of (1) three years after completion of this offering, (2) with respect to the demand registration rights of an individual holder, when the holder holds less than 175,000 registrable shares, or (3) for an individual holder, when the holder can sell all of the holder’s shares in any 90-day period under Rule 144 under the Securities Act.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of NETGEAR by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of NETGEAR to first negotiate with us. We believe that the benefits of increased protection of NETGEAR’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure NETGEAR outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

      Our certificate of incorporation and bylaws include provisions that:

•	allow the board of directors to issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors; and

•	require that certain amendments to the certificate of incorporation and the bylaws require the approval of the holders of at least 66 2/3% of the voting power of all outstanding stock.

     The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control of NETGEAR. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of NETGEAR. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

Nasdaq National Market Listing

      Our common stock has been approved for quotation on the Nasdaq National Market under the trading symbol “NTGR,” subject to official notice of issuance.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. For the purpose of this discussion, a non-United States holder is any holder that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

      This discussion assumes that non-United States holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is other than the United States dollar, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States Holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

      We have not paid any dividends on our common stock and we do not plan to pay any dividends for the foreseeable future. However if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

      In addition to the graduated tax described above, dividends received by corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for United States federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 30%) unless the non-United States holder establishes an exemption, for example by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

      Upon completion of this offering, we will have outstanding an aggregate of 27,228,480 shares of common stock, assuming the issuance of 7,000,000 shares of common stock. Of these outstanding shares, the shares sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The 20,228,480 shares of common stock outstanding upon completion of the offering and held by existing stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

      We intend to obtain lock-up agreements from all of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly of indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. The lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement and that any such transfer shall not involve a disposition for value.

      Lehman Brothers Inc., in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at anytime with or without notice. We have been advised by Lehman Brothers Inc. that, when determining whether or not to release shares form the lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Lehman Brothers Inc. has advised us that they have no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

      As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date	Number of Shares
of this Prospectus	Eligible for Sale	Comment

Date of prospectus	0	Shares not locked up and eligible for sale under Rule 144
90 days	0	Shares not locked up and eligible for sale under Rule 144
180 days	20,228,480	Lock-up released; shares eligible for sale under Rule 144

Rule 144

      In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 272,284 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

      As of March 30, 2003, options to purchase 6,393,067 shares of common stock were issued and outstanding under our 2000 Stock Plan.

      Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Other Registration Rights

      Certain of our stockholders are parties to an agreement which obligates us to register their shares of our capital stock after this offering in specified circumstances. See “Description of Capital Stock — Registration Rights” for additional information.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.	3,016,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,667,000
UBS Securities LLC	1,667,000
Fidelity Capital Markets a Division of National Services LLC	100,000
Harris Nesbitt Gerard, Inc.	100,000
U.S. Bancorp Piper Jaffray Inc.	100,000
SG Cowen Securities Corporation	100,000
Chatsworth Securities LLC	50,000
Fahnestock & Co. Inc.	50,000
Needham & Company, Inc.	50,000
Pacific Growth Equities LLC	50,000
Wedbush Morgan Securities Inc.	50,000

Total	7,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 1,050,000 additional shares of common stock, exercisable to cover over-allotments at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Commissions and Expenses

      The following table summarizes the underwriting discounts that we will pay. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional

1,050,000 shares from us. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from us.

	No Exercise	Full Exercise

Per share	$0.98	$0.98
Total	$6,860,000	$7,889,000

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.58 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $2.2 million. We will pay all costs and expenses of this offering.

      In January 2003, we entered into an agreement with Lehman Brothers Inc. pursuant to which Lehman Brothers Inc. would provide financial advisory services to us. The agreement terminates upon the closing of the initial public offering. Under the terms of the agreement, Lehman’s right of first refusal to provide financial advisory services to us would survive termination of the agreement for a limited period of time following termination. The National Association of Securities Dealers has deemed the right of first refusal to act as our underwriter or placement agent to be compensation to Lehman Brothers Inc. in this offering.

Lock-up Agreements

      We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors, certain other officers, and certain others who hold significant amounts of our common stock, holding in the aggregate 20,105,400 shares of our common stock, have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Notice to Canadian Residents

Resale Restrictions

      The distribution of the common stock, or the securities, in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representation of Purchasers

      By purchasing securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the securities, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the securities. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the securities. If a purchase elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

Discretionary Sales

      The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Other Relationships

      Some of the underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

      The consolidated financial statements for the year ended December 31, 2000 included in this prospectus and the related consolidated financial statement schedule for the year ended December 31, 2000 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements as of December 31, 2001 and 2002 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to NETGEAR and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at www.NETGEAR.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, or SEC, free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

NETGEAR, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

NETGEAR, Inc.

      We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficit), and cash flows of NETGEAR, Inc. (“the Company”) for the year ended December 31, 2000 (prior to the stock split and the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as described in Notes 13 and 2, respectively). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and cash flows for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 9, 2001

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

of NETGEAR, Inc.

           In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of NETGEAR, Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the accompanying consolidated financial statements, in 2002 NETGEAR, Inc. changed its method of accounting for goodwill.

      The financial statements of NETGEAR, Inc. for the year ended December 31, 2000, were audited by other independent accountants. As described in Note 13, these financial statements have been adjusted to give effect to the stock split. We audited the adjustments described in Note 13 that were applied to restate the 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. In addition, as described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2000 financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 20, 2003, except for Note 13, as to which the date is July 29, 2003

NETGEAR, INC.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

				Pro forma
				Stockholders’
	December 31,			Equity at
			March 30,	March 30,
	2001	2002	2003	2003

				(unaudited)
			(unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	$9,152	$19,880	$21,755
Accounts receivable, net	18,752	42,492	46,173
Inventories	31,256	24,774	27,128
Prepaid expenses and other current assets	1,910	3,003	2,464

Total current assets	61,070	90,149	97,520
Property and equipment, net	1,274	3,144	3,338
Goodwill, net	558	558	558

Total assets	$62,902	$93,851	$101,416

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$11,929	$10,628	$16,206
Payable to related parties	12,578	13,687	16,003
Accrued employee compensation	971	3,375	4,006
Other accrued liabilities	14,745	29,419	27,365
Deferred revenue	366	5,059	2,907
Income taxes payable	4,302	934	1,875
Note payable to Nortel Networks	—	13,294	13,655

Total current liabilities	44,891	76,396	82,017

Commitments (Note 7)
Redeemable convertible preferred stock: $0.001 par value; shares authorized, 29,570,541 in 2001, and 40,508,038 in 2002 and 2003 (unaudited)
Series A, shares designated: 26,250,000; Shares issued and outstanding: 26,250,000 in 2001, 5,976,082 in 2002, 5,973,557 in 2003 (unaudited), and none pro forma (unaudited)	29,123	6,630	6,624	$—
Series B, shares designated: 3,320,538; Shares issued and outstanding: 3,320,537 in 2001, 2002 and 2003 (unaudited) and none pro forma (unaudited)	14,955	14,955	14,955	—
Series C, shares designated: 10,937,500; Shares issued and outstanding: none in 2001 and 10,937,406 in 2002, 10,934,386 in 2003 (unaudited) and none proforma (unaudited)	—	26,467	26,460	—

	44,078	48,052	48,039	—

Stockholders’ equity (deficit):
Common stock: $0.001 par value; shares authorized, 63,656,250; Shares issued and outstanding: none in 2001, 2002 and 2003 (unaudited) and 20,228,480 pro forma (unaudited)	—	—	—	20
Additional paid-in capital	2,601	12,810	13,111	61,130
Deferred stock-based compensation	—	(4,997)	(4,953)	(4,953)
Accumulated deficit	(28,668)	(38,410)	(36,798)	(36,798)

Total stockholders’ equity (deficit)	(26,067)	(30,597)	$(28,640)	$19,399

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$62,902	$93,851	$101,416

The accompanying notes are an integral part of these consolidated financial statements.

NETGEAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

				(unaudited)
Net revenue	$176,663	$192,440	$237,331	$45,528	$67,706

Cost of revenue:
Cost of revenue	145,531	172,795	176,972	34,685	49,246
Amortization (recovery) of deferred stock-based compensation	—	—	144	66	(11)

Total cost of revenue	145,531	172,795	177,116	34,751	49,235

Gross profit	31,132	19,645	60,215	10,777	18,471

Operating expenses:
Research and development	3,319	4,432	7,359	894	2,016
Sales and marketing	18,309	24,267	32,622	7,180	10,961
General and administrative	4,417	5,914	8,103	1,528	1,902
Goodwill amortization	335	335	—	—	—
Amortization of deferred stock-based compensation:
Research and development	—	—	306	143	96
Sales and marketing	—	—	346	143	109
General and administrative	—	—	867	200	151

Total operating expenses	26,380	34,948	49,603	10,088	15,235

Income (loss) from operations	4,752	(15,303)	10,612	689	3,236
Interest income	1,092	308	119	21	28
Interest expense	—	(939)	(1,240)	(18)	(361)
Other expenses, net	(1,322)	(478)	(19)	(68)	(78)

Income (loss) before taxes	4,522	(16,412)	9,472	624	2,825
Provision for income taxes	1,868	3,072	1,333	87	1,213

Net income (loss)	2,654	(19,484)	8,139	537	1,612
Deemed dividend on Preferred Stock	(2,601)	—	(17,881)	(17,881)	—

Net income (loss) attributable to common stockholders	$53	$(19,484)	$(9,742)	$(17,344)	$1,612

Net income (loss) per share attributable to common stockholders (Note 4):
Basic	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.08

Diluted	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.07

Pro forma net income per share (unaudited — Note 4):
Basic			$0.38		$0.08

Diluted			$0.36		$0.07

The accompanying notes are an integral part of these consolidated financial statements.

NETGEAR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
AND THE THREE MONTHS ENDED MARCH 30, 2003 (Unaudited)
(In Thousands, Except Share Data)

								Total
	Common Stock				Additional	Deferred		Stockholders’
					Paid-In	Stock-based	Accumulated	Equity
	Shares		Amount		Capital	Compensation	Deficit	(Deficit)

Balance at January 1, 2000		26,250,000		$33,366	$—	$—	$(9,237)	$24,129
Issuance of Series A Preferred Stock in exchange for common stock		(26,250,000)		(29,123)	—	—	—	(29,123)
Issuance of common stock warrants in connection with the issuance of Series B Preferred Stock		—		—	2,601	—	—	2,601
Dividend — beneficial conversion on Series B Preferred Stock		—		—	—	—	(2,601)	(2,601)
Capital distribution to Nortel Networks				(4,243)	—	—	—	(4,243)
Net income		—		—	—	—	2,654	2,654

Balance at December 31, 2000		—		—	2,601	—	(9,184)	(6,583)
Net loss		—		—	—	—	(19,484)	(19,484)

Balance at December 31, 2001		—		—	2,601	—	(28,668)	(26,067)
Forgiveness of payable by Nortel Networks		—		—	2,927	—	—	2,927
Deferred stock-based compensation		—		—	6,660	(6,660)	—	—
Amortization of deferred stock-based compensation				—	—	1,663	—	1,663
Deemed dividend related to repurchase of Series A Preferred Stock and issuance of Series C Preferred Stock		—		—	—	—	(17,881)	(17,881)
Issuance of common stock warrant in connection with issuance of Series C Preferred Stock		—		—	622	—	—	622
Net income		—		—	—	—	8,139	8,139

Balance at December 31, 2002		—		—	12,810	(4,997)	(38,410)	(30,597)
Deferred stock-based compensation (unaudited)		—		—	301	(301)	—	—
Amortization of deferred stock-based compensation (unaudited)		—		—	—	345	—	345
Net income (unaudited)		—		—	—	—	1,612	1,612

Balance at March 30, 2003 (unaudited)	$		$		$13,111	$(4,953)	$(36,798)	$(28,640)

The accompanying notes are an integral part of these consolidated financial statements.

NETGEAR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

				(unaudited)
Cash flows from operating activities:
Net income (loss)	$2,654	$(19,484)	$8,139	$537	$1,612
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	373	898	1,354	267	369
Goodwill amortization	335	335	—	—	—
Amortization of deferred stock-based compensation	—	—	1,663	552	345
Deferred income taxes	(3,472)	3,472	—	—	—
Accretion of note payable to Nortel Networks	—	—	1,220	—	361
Changes in assets and liabilities:
Accounts receivable	(4,016)	14,400	(23,740)	(6,965)	(3,681)
Inventories	(44,628)	31,259	6,482	11,164	(2,354)
Prepaid expenses and other current assets	(1,439)	(459)	(1,093)	(191)	539
Accounts payable	7,183	(7,402)	(1,301)	(4,947)	5,578
Payable to related parties	10,216	2,362	1,109	(227)	2,316
Accrued employee compensation	554	(463)	2,404	410	631
Other accrued liabilities	5,352	7,302	14,674	1,830	(2,054)
Deferred revenue	7,842	(27,286)	4,693	3,216	(2,152)
Income tax payable	5,409	(1,107)	(441)	156	941

Net cash provided by (used in) operating activities	(13,637)	3,827	15,163	5,802	2,451

Cash flows from investing activities:
Purchase of property and equipment	(1,055)	(1,122)	(3,224)	(540)	(563)

Net cash used in investing activities	(1,055)	(1,122)	(3,224)	(540)	(563)

Cash flows from financing activities:
Borrowing under line of credit	—	12,042	47,473	47,473	—
Repayments under line of credit	—	(12,042)	(47,473)	(47,458)	—
Proceeds from issuance of Series C Preferred Stock	—	—	4,700	4,700	—
Series C Preferred Stock issuance costs	—	—	(1,211)	(1,211)	—
Repurchase of Preferred Stock	—	—	(4,700)	(4,700)	(13)
Net capital distributions to Nortel Networks	(4,243)	—	—	—	—
Proceeds from sale of Preferred Stock and warrant, net	14,955	—	—	—	—

Net cash provided by (used in) financing activities	10,712	—	(1,211)	(1,196)	(13)

Net increase (decrease) in cash and cash equivalents	(3,980)	2,705	10,728	4,066	1,875
Cash and cash equivalents at beginning of year	10,427	6,447	9,152	9,152	19,880

Cash and cash equivalents at end of year	$6,447	$9,152	$19,880	$13,218	$21,755

Supplemental cash flow information:
Cash paid for income taxes	$—	$425	$1,903	$64	$256

Cash paid for interest	$—	$939	$18	$15	$—

The accompanying notes are an integral part of these consolidated financial statements.

NETGEAR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company

      NETGEAR, Inc. (“NETGEAR” or the “Company”) was incorporated in Delaware in January 1996. The Company designs, develops and markets networking products that address the specific needs of small businesses and homes, enabling customers to share Internet access, peripherals, files and digital content and applications among multiple personal computers. The Company’s products include Ethernet networking products, broadband products, and wireless networking products that are sold through traditional retailers, on-line retailers, direct marketing resellers, or DMRs, value added resellers, or VARs, and, recently, broadband service providers.

      The Company was a wholly-owned subsidiary of Nortel Networks NA Inc. (“Nortel Networks”) until March 2000. In March 2000, the Company sold Series B redeemable convertible preferred stock (“Preferred Stock”) to a third-party investor, thereby diluting Nortel Networks’ ownership in the Company. In September 2000, Nortel Networks sold a portion of its ownership in the Company to additional third-party investors, further diluting its ownership interest in the Company. In February 2002, the Company sold Series C Preferred Stock to third-party investors, and Nortel Networks sold to the Company its remaining ownership interest in the Company. See Note 8 for description of the change in capital structure of the Company. The Company also signed several arrangements with Nortel Networks to facilitate its transition to become an independent Company (see Note 3).

Basis of presentation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Any intercompany accounts and transactions have been eliminated.

Unaudited interim results

      The accompanying consolidated balance sheet as of March 30, 2003, the consolidated statements of income and of cash flows for the three months ended March 31, 2002 and March 30, 2003, and the consolidated statement of stockholders deficit for the three months ended March 30, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 30, 2003 and results of operations and cash flows for the three months ended March 31, 2002 and March 30, 2003. The financial data and other information disclosed in these notes to financial statements related to the three-month periods are unaudited. The results for the three months ended March 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or for any other interim period or for any other future year.

Fiscal periods

      The Company’s fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. Effective January 1, 2002, the Company began reporting its results on a fiscal quarter basis rather than on a calendar quarter basis. Under the fiscal quarter basis, each of the first three fiscal quarters is 13 weeks long, ending on Sundays closest to the calendar quarter end, with the fourth fiscal quarter covering the remaining part of the fiscal year.

Pro forma stockholders’ equity information (unaudited)

      Immediately prior to the effective date of an initial public offering, the Company’s outstanding Preferred Stock will automatically convert into 20,228,480 shares of common stock. The pro forma effects of this

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

transaction are unaudited and have been reflected in the accompanying Pro Forma Stockholders’ Equity as of March 30, 2003.

Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

      The Company considers all highly liquid investments with an original maturity, or a remaining maturity at the time of purchase, of three months or less to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.

      As at December 31, 2002, the Company held $360,000 in restricted cash for letters of credit (see Note 6).

Certain risks and uncertainties

      The Company’s products and services are concentrated in a single segment in the networking industry which is characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of the Company depends on management’s ability to anticipate or to respond quickly and adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards. Any significant delays in the development or introduction of products or services could have a material adverse effect on the Company’s business and operating results.

      The Company relies on a limited number of third parties to manufacture some of its products. If any of the Company’s third party manufacturers cannot or will not manufacture its products in required volumes, on a cost-effective basis, in a timely manner, or at all, the Company will have to secure additional manufacturing capacity. Any interruption or delay in manufacturing could have a material adverse effect on the Company’s business and operating results.

Concentration of credit risk

      Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company’s accounts receivable are derived from revenue earned from customers located in the U.S., mainly distributors and retailers, and international locations around the world. These distributors and retailers sell the product to a large group of end users. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The following table summarizes the balances from customers in excess of 10% of the total accounts receivable as of December 31, 2001 and 2002, and March 30, 2003.

	December 31,		March 30,

	2001	2002	2003

			(unaudited)
Company A	34%	30%	31%
Company B	16%	16%	15%

Fair value of financial instruments

      The carrying amounts of the Company’s financial instruments, including cash and cash equivalent, accounts receivable, prepaid expenses, accounts payable, including payable to Nortel Networks, accrued employee compensation and other accrued liabilities approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the note payable to Nortel Networks approximates its fair value.

Inventories

      Inventories consist primarily of finished goods and purchased components and are valued at the lower of cost or market, cost being determined using the first-in, first-out method.

Property and equipment

      Property and equipment are stated at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	2-3 years
Furniture and fixtures	5 years
Software	2-5 years
Machinery and equipment	1-3 years
Leasehold improvements	Shorter of the lease term or 5 years

      The Company accounts for impairment of property and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets,” which the Company adopted in 2002. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets. The carrying value of the asset is reviewed on a regular basis for the existence of facts, both internally and externally, that may suggest impairment. The Company did not recognize impairment charges in any of the periods presented.

Goodwill

      In 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization and the performance of an annual impairment test. As a result, a total of approximately $558,000 of goodwill will no longer be amortized. The standard also requires that goodwill be allocated to a company’s reporting units for purposes of impairment testing. The Company has only one reporting unit. In lieu of amortization, the Company performed an

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

impairment review of its goodwill balance upon the initial adoption of SFAS No. 142. The impairment review performed by the Company involves two-step process as follows:

      Step 1 — The Company compares the market value of its reporting unit to the carrying value, including goodwill, of the unit — if the carrying value of the reporting unit, including goodwill, exceeds the unit’s market value, the Company moves on to step 2. If the market value of the reporting unit exceeds the carrying value, no further work is performed and no impairment charge is necessary.

      Step 2 — The Company performs an allocation of the market value of the reporting unit to its identifiable tangible and intangible assets and liabilities. This derives an implied fair value of the reporting unit’s goodwill. The Company then compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of reporting unit’s goodwill is greater than the implied fair value of goodwill, an impairment charge is recognized for the excess. No impairment charge was recognized in 2002.

Product Warranties

      The Company provides for future warranty obligations upon product delivery. The warranties are generally for 1 year from the date of purchase by the end user. The Company’s liability under these warranties is to provide a replacement product or issue a credit to the customer. Because the Company’s products are manufactured by a contract manufacturer, in most cases the Company has recourse to the contract manufacturer for replacement or credit for the defective products. The Company accounts for warranty returns similar to stock rotation returns. That is, revenue on shipments is reduced for estimated returns for product under warranty. Factors that affect the Company’s warranty liability include the number of installed units, historical experience and the Company’s judgment regarding anticipated rates of warranty claims. The Company assesses the adequacy of its recorded warranty liabilities every quarter and makes adjustments to the liability if necessary. Changes in the Company’s warranty liability, which is included as a component of “Other accrued liabilities” on the Consolidated Balance Sheet, during the periods are as follows (in thousands):

	Year Ended	3 Months Ended
	December 31,	March 30,
	2002	2003

		(unaudited)
Balance as of beginning of the period	$4,720	$8,941
Provision for warranty liability for sales made during the period	12,587	2,450
Settlements made during the period	(8,366)	(3,186)

Balance as of end of period	$8,941	$8,205

Internal use software

      In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, the Company capitalized certain software development costs, that primarily relate to costs to purchase third party software. These capitalized software costs are amortized over the useful life of the software, not to exceed 60 months. The capitalized software costs are included in property and equipment on the balance sheet.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The following table summarizes the movements in capitalized software expenses for the year ended December 31, 2002 (in thousands):

Balance at December 31, 2001	$—
Additions	1,866
Amortization	(200)

Balance at December 31, 2002	$1,666

Revenue recognition

      Revenue from product sales is generally recognized at the time the product is shipped, provided that persuasive evidence of an arrangement exists, title and risk of loss has transferred to the customer, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. At the end of each quarter, the Company estimates and defers revenue related to the product in-transit to international and retail customers that purchase direct from the Company. The revenue is deferred until passage of title to the customer. Currently, for the international customers, title passes upon delivery to the port of destination. For the retailers to whom the Company sells directly, title passes upon their receipt of product. In addition, the Company defers revenue related to distributor and reseller channel inventory that the Company estimates may be returned under their stock rotation rights.

      In addition to warranty related returns, certain distributors and retailers generally have the right to return product for stock rotation purposes. Every quarter, stock rotation rights are limited to 10% of invoiced purchases by the distributor or retailer in the prior three months. Upon shipment of the product, the Company reduces revenue for an estimate of potential future product warranty and stock rotation returns related to current period product revenue. Management analyzes historical returns, channel inventory levels, current economic trends and changes in customer demand and acceptance of the Company’s products when evaluating the adequacy of the warranty and stock rotation returns allowances. Revenue on shipments is also reduced for estimated price protection programs, customer rebates and cooperative marketing expenses deemed to be a sales incentives under Emerging Issues Task Force (“EITF”) Issue 01-9.

      Prior to January 1, 2001, revenue on shipments to domestic distributors was deferred until resale by the distributors because the Company could not reasonably estimate the amount of future returns. Revenue on all shipments to international distributors was recognized upon cash collection, as the Company had not established a history of collection with foreign distributors. In 2001, the Company determined that it had accumulated sufficient historical evidence with respect to returns and cash collections with its distributors to enable the Company to make reasonable estimates and for all shipments on and after January 1, 2001.

Sales incentives

      The Company follows EITF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” As a consequence, the Company records channel marketing costs as a reduction of net revenue.

Shipping and handling fees and costs

      In September 2000, the EITF issued EITF Issue 00-10, “Accounting for Shipping and Handling Fees and Costs”. EITF Issue 00-10 requires shipping and handling fees billed to customers to be classified as revenue and shipping and handling costs to be either classified as cost of revenue or disclosed in the notes to the consolidated financial statements. The Company includes shipping and handling fees billed to customers in net revenue. Shipping and handling costs associated with inbound freight are included in cost of revenue.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Shipping and handling costs associated with outbound freight are included in sales and marketing expenses and totaled $1.0 million, $2.6 million, $2.7 million, $650,000 (unaudited) and $740,000 (unaudited) in 2000, 2001, 2002 and the three months ended March 31, 2002 and March 30, 2003, respectively.

Research and development

      Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred.

Advertising costs

      Advertising costs are expensed as incurred. Total advertising and promotional expenses were $2.0 million $4.9 million and $7.1 million in 2000, 2001 and 2002, respectively.

Income taxes

      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

Stock-based compensation

      Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for employee stock options under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and follows the disclosure-only provisions of SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company’s common stock and the exercise price of options to purchase that stock. For purposes of estimating the compensation cost of the Company’s option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

      Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company’s net

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

income (loss) would have been reduced (increased) to the amounts indicated below (in thousands, except per share data):

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

				(unaudited)
Net income (loss) attributable to common stockholders, as reported	$53	$(19,484)	$(9,742)	$(17,344)	$1,612
Add: Employee stock-based compensation included in reported net income (loss)	—	—	1,581	552	345
Less: Total employee stock-based compensation determined under fair value method	(6,710)	(5,723)	(5,558)	(1,886)	(1,378)

Adjusted net loss attributable to common stockholders	$(6,657)	$(25,207)	$(13,719)	$(18,678)	$579

Basic net income (loss) per share attributable to common stockholders:
As reported	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.08

Adjusted	$(0.23)	$(0.85)	$(0.65)	$(0.78)	$0.03

Diluted net income (loss) per share attributable to common stockholders:
As reported	$0.00	$(0.66)	$(0.46)	$(0.72)	$0.07

Adjusted	$(0.23)	$(0.85)	$(0.65)	$(0.78)	$0.02

Comprehensive income

      Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. For the years ended December 31, 2000, 2001 and 2002, there were no differences between the Company’s net income (loss) and its comprehensive income (loss).

Foreign currency translation

      The Company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the end-of-period exchange rates except for fixed assets which are translated at historical exchange rates. Expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts which are translated at historical exchange rates. Gains or losses from foreign currency transactions are included in net earnings and were immaterial for all periods.

Recent accounting pronouncements

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit and Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 was effective for exit or disposal activities initiated after December 31,

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

2002 and the adoption of SFAS No. 146 did not have a material impact on the Company’s financial position, results of operations or cash flows.

      FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued by the Company before December 31, 2002. The Company adopted FIN 45 disclosure requirements as of December 31, 2002 contained in Note 7. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company’s position, results of operations or cash flows.

      In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect the adoption of EITF Issue 00-21 to have a material impact on its financial position, results of operations or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and have been adopted by the Company, which has elected to continue to account for employee stock options under Accounting Principles Board Opinion (“APB”) No. 25. The disclosure only provisions of SFAS No. 123 are contained within “Stock-based compensation” in Note 1. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 2 – BALANCE SHEET COMPONENTS (In Thousands):

	December 31,

	2001	2002

Accounts receivable, net:
Gross accounts receivable	$25,501	$49,780

Less: Allowance for doubtful accounts	(1,500)	(873)
Reserve for sales returns	(2,947)	(3,363)
Reserve for price protection	(2,302)	(3,052)

	(6,749)	(7,288)

	$18,752	$42,492

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	December 31,
			March 30,
	2001	2002	2003

			(unaudited)
Inventories:
Purchased components	$2,504	$—	$—
Finished goods	28,505	21,719	25,390
Inventories in channel or in-transit to customer	247	3,055	1,738

	$31,256	$24,774	$27,128

Property and equipment, net:
Computer equipment	$1,405	$2,129
Furniture, fixtures and leasehold improvements	171	399
Software	1,086	2,878
Machinery	570	1,032
Construction in progress	23	41

	3,255	6,479
Less: Accumulated depreciation and amortization	(1,981)	(3,335)

	$1,274	$3,144

      Depreciation expense in 2000, 2001 and 2002 was $373,000, $950,000 and $1.4 million, respectively.

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill amortization was discontinued as of January 1, 2002. The carrying value of goodwill at December 31, 2001 and 2002 was $558,000, net of $1.1 million of accumulated amortization, and has been determined by the Company to not be impaired.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The following table reflects consolidated results of operations adjusted as though the adoption of SFAS No. 142 occurred as of January 1, 2000 (in thousands):

	Year Ended December 31,

	2000	2001	2002

Reported net income (loss) attributable to common stockholders	$53	$(19,484)	$(9,742)
Goodwill amortization	335	335	—

Adjusted net income (loss) attributable to common stockholders	$388	$(19,149)	$(9,742)

Basic net income (loss) per share attributable to common stockholders	$0.00	$(0.66)	$(0.46)
Goodwill amortization	0.01	0.01	—

Adjusted basic net income (loss) per share attributable to common stockholders	$0.01	$(0.65)	$(0.46)

Diluted net income (loss) per share attributable to common stockholders	$0.00	$(0.66)	$(0.46)
Goodwill amortization	0.01	0.01	—

Adjusted diluted net income (loss) per share attributable to common stockholders	$0.01	$(0.65)	$(0.46)

	December 31,

	2001	2002

Other accrued liabilities (in thousands):
Sales and marketing	$6,237	13,855
Warranty obligation	4,720	8,941
Other	3,788	6,623

	$14,745	$29,419

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 3 – RELATED PARTY TRANSACTIONS:

TRANSACTIONS WITH NORTEL NETWORKS

      In 2000, the Company’s costs and expenses include allocations from Nortel Networks for centralized legal accounting, treasury, real estate, information technology, distribution, customer service, sales and marketing, engineering, and other corporate services and infrastructure costs provided by Nortel Networks. These allocations have been determined on bases that Nortel Networks and NETGEAR considered to be reasonable reflections of the utilization of services provided or the benefit received by NETGEAR. The allocation methods include net assets, headcount, square footage and direct effort expended. In addition, the Company has derived certain revenue and purchased certain products from Nortel Networks during the period. The allocated amounts may not represent the actual costs and expenses incurred by the Company if operated on a stand alone basis.

      Revenues and products purchased from Nortel Networks, allocated costs and other intercompany transactions included in the accompanying statements of operations are as follows (in thousands):

	Year Ended December 31,

	2000	2001	2002

Net revenue	$(538)	$(23)	$—
Cost of revenue	1,500	—	—
Research and development	224	—	—
Sales and marketing	3,390	—	—
General and administrative	1,430	—	—

      As discussed in Note 8, the Company changed its capital structure on March 10, 2000. For purposes of governing the ongoing relationship between NETGEAR and Nortel Networks on and after March 10, 2000, and to provide for an orderly transition, NETGEAR and Nortel Networks entered into various agreements. The results of those agreements are disclosed in the table above. A brief description of each of the agreements follows:

Contribution agreement

      Nortel Networks transferred to the Company its rights in and to the NETGEAR and GearGuy trademarks and certain technical trade secrets, its interest in executory contracts with distributors and suppliers of the Company’s products, equipment, personal property and fixtures used by employees and contractors dedicated to the Company’s business and the records relating to the Company’s business.

Transition services agreement

      Nortel Networks agreed to provide administrative, financial, management and other services for a period of six months ended September 10, 2000. Additionally, Nortel Networks agreed to provide property and casualty insurance for as long as it maintained a 50% or greater ownership interest in NETGEAR. In the opinion of management, fees associated with this agreement were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practical for management to determine the level of, expenses which might have been incurred had NETGEAR been operating as a separate stand-alone company. This agreement was terminated as a result of the change in the Company’s capital structure (see Note 8).

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Intellectual property license agreement

      The Company received a perpetual, non-exclusive, royalty-free license to continue to use Nortel Networks’ world-wide intellectual property rights underlying the Company’s products, other than those rights transferred pursuant to the contribution agreement, for use in the production, distribution and sale of the Company’s products.

Loaned employee agreement

      Nortel Networks agreed in March 2000 to provide the Company with the services of 16 persons employed by Nortel Networks in exchange for fees, based upon allocation of its current costs associated with such personnel, including all of the international sales and marketing personnel that provided services to the Company. This agreement was terminated with the employment of most of these individuals by the Company at December 31, 2000.

Tax sharing agreement

      In February 2002, as part of the change in capital structure of the Company (Note 8), the Company signed a Tax Sharing Agreement with Nortel Networks. As part of the agreement, Nortel Networks agreed that the Company would not be liable for any outstanding taxes relating to periods before September 2000. As a result, in February 2002, the Company reversed $2.9 million of accrued taxes payable and the credit was taken to additional paid in capital.

Intercompany balance

      Prior to March 10, 2000, the net intercompany borrowings from Nortel Networks were considered a contribution to the capital of NETGEAR. The following table presents intercompany transactions and balances between NETGEAR and Nortel Networks for the period from January 1, 2000 through March 10, 2000 (in thousands):

Period from
January 1,
2000 to
March 10,
2000

Balance at beginning of the period	$33,366
Distribution to Nortel Networks — working capital	(1,083)
Intercompany purchases	711
Intercompany revenue	(204)
Allocation of corporate services	815
Net cash transfer to Nortel Networks	(4,482)

Net capital distributions to Nortel Networks	(4,243)
Effect of stock purchase	(29,123)

Balance at end of the period	$—

Average balance during the period	$14,562

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      Subsequent to March 10, 2000, NETGEAR reimbursed Nortel Networks for services described above. The following table presents intercompany transactions and balances between NETGEAR and Nortel Networks subsequent to March 10, 2000 (in thousands):

			Three Months Ended
	Year Ended December 31,
			March 31,	March 30,
	2001	2002	2002	2003

			(unaudited)
Beginning balance	$4,245	$4,162	$4,162	$662
Intercompany revenue	(23)	—
Other	(60)	—
Net cash transfer to Nortel Networks	—	(3,500)	(2,500)	(500)

Balance (included in payable to related parties)	$4,162	$662	$1,662	$162

      On January 23, 2002, the Board of Directors of the Company approved the Trade Payable Letter Agreement. Per the terms of the agreement, the Company paid back immediately $2.0 million of the $4.2 million balance payable to Nortel Networks at December 31, 2001 and the remaining balance of $2.2 million to be paid back in quarterly installments of $0.5 million. The outstanding amounts do not accrue interest.

MANUFACTURING AGREEMENT

      A substantial majority of the Company’s products are manufactured by Delta Electronics, which is associated with Delta International Holding Ltd., a shareholder in NETGEAR. Product purchases from Delta Electronics amounted to $6.0 million, $81.0 million and $121.3 million during the years ended December 31, 2000, 2001 and 2002, respectively, and $26.5 million (unaudited) and $30.2 million (unaudited) during the three months ended March 31, 2002 and March 30, 2003, respectively. Payables related to these purchases amounted to $8.4 million, $13.0 million and $15.8 million (unaudited) at December 31, 2001 and 2002 and March 30, 2003, respectively, and are included in payables to related parties in the accompanying balance sheets.

OTHER RELATED PARTY TRANSACTIONS

      As consideration for services received in relation to the issuance of Series C Preferred Stock (see Note 8), the Company in March 2002, issued a warrant to one of its shareholders to purchase 218,750 shares of common stock. The warrant is fully exercisable on the day of grant. The warrant will expire in the event of an initial public offering provided that the aggregate gross proceeds from the offering are not less than $35.0 million and the valuation of the Company is at least $250.0 million, and will otherwise expire on March 13, 2007. The Company determined the fair value of the warrant using Black-Scholes option pricing model using the following assumptions: exercise price — $1.29 per share, estimated fair value of the common stock — $6.24, volatility — 71%, dividend rate — 0%, risk free interest rate — 4.30%. The fair value of the warrant of $622,000 was recorded against the proceeds of Series C Preferred Stock.

NOTE 4 – NET INCOME (LOSS) PER SHARE:

      The holders of Series A, B and C Preferred Stock are entitled to participate in all dividends paid on common stock, as and when declared by the Board of Directors, on an as-if converted basis. In accordance with EITF Topic D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” the Company has included the impact of Preferred Stock in the computation of basic earnings

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

per share using the “two class” method. Under this method, an earnings allocation formula is used to determine the amount of net income (loss) attributable to common stockholders to be allocated to each class of stock (the two classes being common stock and Preferred Stock). Basic net income (loss) per share attributable to common stockholders is calculated by dividing the amount of net income (loss) attributable to common shareholders that is apportioned to common stock by the weighted average number of shares of common stock outstanding during the period. Although there were no common shares outstanding during 2001 and 2002, basic net loss per share attributable to common stockholders is presented as there were potential common shares outstanding (representing Preferred Stock) during the period. This per share data is based on the net loss which would be attributable to one share of common stock during each period, after apportioning the loss to reflect the participation rights of the preferred stockholders.

      Net income (loss) per share applicable to each class of stock (common stock and Preferred Stock) is as follows (in thousands, except per share data):

	Year Ended December 31, 2000

	Common Stock	Preferred Stock

Basic net income per share:
Apportioned net income after deemed dividend to Preferred Stock	$9	$44
Deemed dividend to Preferred Stock	—	2,601

Total numerator for basic net income per share	$9	$2,645

Weighted average basic shares outstanding	5,020	23,915

Basic net income per share	$0.00	$0.11

	Year Ended December 31, 2001

	Common Stock		Preferred Stock

Basic net loss per share:
Apportioned net loss			$(19,484)

Total numerator for basic net loss per share			$(19,484)

Weighted average basic shares outstanding			29,571

Basic net loss per share	$(0.66	)(A)	$(0.66)

	Year Ended December 31, 2002

	Common Stock		Preferred Stock

Basic net income (loss) per share:
Apportioned net loss after deemed dividend to Preferred Stock			$(9,742)
Deemed dividend to Preferred Stock			17,881

Total numerator for basic net income (loss) per share			$8,139

Weighted average basic shares outstanding			21,181

Net income (loss) per share	$(0.46	)(A)	$0.38

(A):	As described above, these amounts represent the amount of net loss after deemed dividend to Preferred Stock which would be apportioned to one share of common stock.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	Three Months Ended
	March 31, 2002 (unaudited)

	Common Stock		Preferred Stock

Basic net income (loss) per share:
Apportioned net loss after deemed dividend to Preferred Stock			$(17,344)
Deemed dividend to Preferred Stock			17,881

Total numerator for basic net income (loss) per share			$537

Weighted average basic shares outstanding			24,072

Basic net income (loss) per share	$(0.72	)(A)	$0.02

	Three Months Ended
	March 30, 2003 (unaudited)

	Common Stock		Preferred Stock

Basic net income per share:
Apportioned net income			$1,612

Total numerator for basic net income per share			$1,612

Weighted average basic shares outstanding			20,231

Basic net income per share	$0.08	(A)	$0.08

	Three Months Ended
	March 30, 2003 (unaudited)

	Common Stock		Preferred Stock

Diluted net income per share:
Apportioned net income			$1,612

Total numerator for diluted net income per share			$1,612

Weighted average shares outstanding:
Basic			20,231
Options and warrants			3,719

Total diluted			23,950

Diluted net income per share	$0.07	(A)	$0.07

           Diluted net income (loss) per share attributable to common stockholders for 2000, 2001, 2002 and for three months ended March 31, 2002 is same as basic net income (loss) per share attributable to common stockholders because the impact of including common stock equivalents would not be dilutive.

      Anti-dilutive common stock options and warrants amounting to none, 6,695,592, 3,021,893, 5,426,454 (unaudited) and none (unaudited) were excluded from the weighted average shares outstanding from the diluted per share calculation for 2000, 2001, 2002 and three months ended March 31, 2002 and March 30, 2003, respectively.

(A):	As described above, these amounts represent the amount of net loss after deemed dividend to Preferred Stock which would be apportioned to one share of common stock.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      Pro forma basic and diluted net income per share is presented for 2002 and three months ended March 30, 2003 to reflect per share data assuming the automatic conversion of all outstanding shares of Preferred Stock into common stock, which will occur upon the closing of a qualified initial public offering, as if the conversion had taken place at the beginning of the year, or at the date of issuance, if later. Basic pro forma per share data for 2002 was calculated by dividing net loss attributable to common stockholders, adding back the deemed dividend on preferred stock, by 21.1 million which is the weighted average number of shares of common stock into which the Preferred Stock outstanding during the periods was convertible. Diluted pro forma net income per share data for 2002 was calculated the same as basic pro forma net income per share except that the denominator was adjusted to 22.5 million shares to include weighted average potential common shares (representing warrants and stock options) outstanding during the period. Anti-dilutive common stock options amounting to 652,428, were excluded from the weighted average shares outstanding for the diluted per share calculation in 2002. For the three months ended March 30, 2003, pro forma basic and diluted income per share did not differ from actual basic and diluted income per share.

NOTE 5 – INCOME TAXES:

      The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,

	2000	2001	2002

Current:
U.S. federal	$4,162	$(546)	$378
State and local	1,178	(154)	662
Foreign	—	300	293

	5,340	(400)	1,333

Deferred:
U.S. federal	(2,702)	2,702	—
State and local	(770)	770	—

	$1,868	$3,072	$1,333

      Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Net operating loss carryforwards	$2,868	$182
Accruals and reserves	10,134	9,275
Deferred revenue	146	—
Tax credits	210	33

	13,358	9,490

Deferred tax liabilities:
Depreciation and goodwill amortization	(359)	(317)

	(359)	(317)

Gross deferred tax assets	12,999	9,173
Valuation allowance	(12,999)	(9,173)

Net deferred tax assets	$—	$—

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      As of December 31, 2002, the Company had approximately $3.1 million of state net operating loss carryforwards available to offset future taxable income. These net operating losses will begin to expire in 2013.

      Management believes that, given the Company’s historical cumulative losses and the uncertainty regarding future profitability, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded for 2002 deferred tax assets.

      The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Year Ended December 31,

	2000	2001	2002

U.S. statutory federal tax rate	35.0%	(34.0)%	34.0%
State taxes, net of federal benefit	5.8%	(4.6)%	9.6%
Permanent and other items	0.5%	0.6%	10.9%
Change in valuation allowance	—	57.9%	(40.4)%

Effective tax rate	41.3%	18.7%	14.1%

NOTE 6 – BORROWINGS:

Lines of credit

      On March 22, 2001, the Company entered into a revolving line of credit agreement that provided for a maximum line of credit of $20.0 million, which included both direct loans and letters of credit. Availability under the line of credit was based on a formula of eligible accounts receivable balances. Interest on direct borrowings was at the bank’s prime rate plus applicable margin. Borrowings were collateralized by all of the Company’s assets. No amounts were outstanding under the credit line as of December 31, 2001. In 2002, the Company signed an amendment to the credit line agreement to terminate the credit agreement effective July 28, 2002.

      On July 25, 2002, the Company entered into a revolving line of credit agreement with another bank that provides for a maximum line of credit of up to $20.0 million including amounts drawn under letters of credit. Availability under the line of credit is equal to 75% of eligible accounts receivable balances as determined in the agreement. The annualized interest rate of prime rate plus 0.75% is charged on the outstanding credit balance, calculated on a daily basis. Substantially all the Company’s assets are collateralized under the line of credit. Per the line of credit agreement, the bank can issue letters of credit up to aggregate face amount of $2 million. During the term of the line of credit agreement the Company has to follow various financial and non-financial covenants. During the year 2002, the Company was in compliance with all the covenants. The Company did not draw down on the lines of credit during 2002 and the three months ended March 30, 2003, however, the Company utilized $396,000 of the available credit line in the form of letters of credit. The revolving line of credit expires in July 2004.

Letters of credit

      As collateral for our payment obligations to certain third parties who provide inventory warehousing and distribution services, the Company is contingently liable under letters of credit for an aggregate of $746,000, $756,000 and $756,000 (unaudited), at December 31, 2001 and 2002 and March 30, 2003, respectively. No amount has been drawn under these letters of credit as of December 31, 2001 and 2002 and March 30, 2003.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

NOTE 7 – COMMITMENTS:

Employments Agreements

      The Company has signed various employment agreements with key executives pursuant to which if their employment is terminated without cause, the employees are entitled to receive their base salary (and commission or bonus, as applicable) for 52 weeks (for the Chief Executive Officer), 39 weeks (for Chief Financial Officer and for President) or 26 weeks (for other key executives), and will continue to have stock options vest for a one year period following the termination.

Leases

      The Company leases office space and equipment under noncancelable operating leases with various expiration dates through December 2004. Rent expense in 2000, 2001 and 2002 was $1.8 million, $1.2 million and $959,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

      Future minimum lease payments under noncancelable operating and capital leases are as follows (in thousands):

Year Ending	Operating
December 31,	Leases

2003	$1,047
2004	634

Total minimum lease payments	$1,681

Guarantees, Indemnifications

      The Company enters into various inventory related purchase agreements with suppliers. Under these agreements, orders are cancelable by giving notice 30 to 60 days prior to the expected shipment date and payment of a 5% cancellation fee. Orders are noncancelable within 30 days prior to the expected shipment date. At March 30, 2003, the Company had $16.8 million in noncancelable purchase commitments with suppliers and $22.8 million subject to the 5% cancellation fees. The Company expects to sell all products which it has committed to purchase from suppliers.

      During 2001, the Company entered into an agreement with a service provider with respect to legal consultative and other services in international jurisdictions. Under the agreement, the Company agreed to indemnify the service provider to the fullest extent permitted by law against claims, suits and legal and other expenses incurred by the service provider in the course of providing such services. The terms of the indemnity agreement remain in effect until modified by the parties to the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not received any claims against this agreement and believes the fair value of the indemnification agreement is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of March 30, 2003.

      The Company also, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum amount of potential future indemnification is unlimited; however, the Company has a Director and Officer Insurance Policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

fair value of these indemnification agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of March 30, 2003.

      In its sales agreements, the Company typically agrees to indemnify its distributors and resellers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims or defend lawsuits. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of March 30, 2003.

NOTE 8 – REDEEMABLE CONVERTIBLE PREFERRED STOCK (“PREFERRED STOCK”):

      The following table summarizes the activity of Preferred Stock (in thousands, except share data):

	Series A		Series B		Series C		Total

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 1999	—	$—	—	$—	—	$—	—	$—
Issuance of Preferred Stock in exchange for common stock	26,250,000	29,123	—	—	—	—	26,250,000	29,123
Issuance of Preferred Stock for cash (net of issuance cost $35)	—	—	3,320,537	12,354	—	—	3,320,537	12,354
Deemed Preferred Stock dividend	—	—	—	2,601	—	—	—	2,601

Balances at December 31, 2000 and 2001	26,250,000	29,123	3,320,537	14,955	—	—	29,570,537	44,078
Issuance of Preferred Stock (net of issuance cost $1,833)	—	—	—	—	10,937,406	3,368	10,937,406	3,368
Repurchase of Preferred Stock	(20,273,918)	(17,275)	—	—	—	—	(20,273,918)	(17,275)
Deemed Preferred Stock dividend	—	(5,218)	—	—	—	23,099	—	17,881

Balances at December 31, 2002	5,976,082	6,630	3,320,537	14,955	10,937,406	26,467	20,234,025	48,052
Repurchase of Preferred Stock (unaudited)	(2,525)	(6)	—	—	(3,020)	(7)	(5,545)	(13)

Balances at March 30, 2003 (unaudited)	5,973,557	$6,624	3,320,537	$14,955	10,934,386	$26,460	20,228,480	$48,039

      Preferred Stock at December 31, 2002 consists of the following (in thousands, except share data):

	Shares
			Liquidation
Series	Authorized	Outstanding	Amount

A	26,250,000	5,976,082	$26,978
B	3,320,538	3,320,537	14,990
C	10,937,500	10,937,406	19,587

	40,508,038	20,234,025	$61,555

Change in capital structure of the Company

      The Company was a wholly-owned subsidiary of Nortel Networks NA, Inc. (“Nortel Networks”) until March 10, 2000. On March 10, 2000, the Company sold Series B Preferred Stock representing approximately 11% of the Company’s outstanding shares of preferred stock to a third-party investor. The Company also

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

signed several arrangements with Nortel Networks to facilitate its transition to become an independent Company (see Note 3).

      During September 2000, Nortel Networks transferred part of its holdings in Series A Preferred Stock to certain third party investors. This transfer did not have an impact to the financial statements of the Company. As part of the transfer, Nortel Networks granted additional liquidation preference rights to the transferees (“Nortel Liquidation Preference Obligation.”) Under the Nortel Liquidation Preference Obligation, Nortel Networks is obligated to pay to each transferee of Series A Preferred Stock an amount based on the distribution amount to the Series A Preferred Stockholders upon liquidation of the Company.

      On February 7, 2002, the Company issued 10,937,406 shares of Series C Preferred Stock to holders of the Company’s outstanding shares of Series A and Series B Preferred Stock, other than Nortel Networks. Consideration for the issuance of the shares was received partly in cash for $4.7 million and partly, in the form of transfer of the right to receive 75% of the amounts payable by Nortel Networks under the Nortel Liquidation Preference Obligation.

      Upon closing of the sale of Series C Preferred Stock, the Company entered into a Series A Preferred Stock Purchase Agreement with Nortel Networks. Under the terms of the agreement, the Company repurchased from Nortel Networks 20,273,918 shares of Series A Preferred Stock (which represented the entirety of stock held by Nortel Networks). In consideration for the repurchase of the shares, the Company paid Nortel Networks $4.7 million in cash, surrendered the right to receive 75% of the amount payable by Nortel Networks under the Nortel Liquidation Preference Obligation and entered into a Subordinated Unsecured Convertible Promissory Note Payable to Nortel Networks (the “Note”).

      The Note has a principal amount of $20.0 million. Principal and accrued but unpaid interest are due on February 7, 2009. The Note bears interest at 7% per year, starting to accrue on February 7, 2005. Upon a change in control of the Company, the holder of the Note has the right to demand immediate repayment of principal and accrued interest under the Note. Upon closing of a public equity financing (other than corporate re-organization and transaction on Form S-4), the Company shall pay Nortel the lesser of (i) the principal then outstanding and accrued but unpaid interests or (ii) 66.66% of the net proceeds from such equity financing in excess of $10.0 million. In the event the proceeds of the public equity financing are not sufficient to repay the Note, then Nortel Networks has the right to convert the outstanding balance and accrued but unpaid interest into shares of common stock of the Company for a period starting upon the closing of a Company’s initial public offering (“IPO”) and for two years after the IPO date. The conversion price will be the price per share equal to the gross offering price in the IPO. The $20.0 million Note is carried at its net present value of $13.3 million, at December 31, 2002, calculated using borrowing rates currently available to the Company for loans with similar terms.

      In connection with the issuance of Series C Preferred Stock and repurchase of Series A Preferred Stock, the Company determined that the holders of Preferred Stock received a beneficial conversion feature in the amount of $17.9 million. This amount was determined by comparing the Preferred Stock issuance price to the fair value of the common stock that would be received by the preferred stockholders if they exercised their right to convert their Preferred Stock into the common stock. The beneficial conversion feature has been recorded as dividend to the preferred stockholders.

      The holders of Preferred Stock have various rights and preferences as follows:

Voting

      Each share of Series A, B and C Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The Company must obtain approval from at least 60% of the outstanding shares of Preferred Stock in order to alter the Company’s Certificate of Incorporation, authorize any shares of capital stock with preference over the Preferred Stock, or authorize any shares of capital stock on a parity with Preferred Stock. The Company must obtain approval from not less than 60% of the then outstanding shares of Preferred Stock in order to pay, declare any dividend or distribute any shares of common stock, sell the Company with gross proceeds of less than $300.0 million, liquidate, dissolve or wind-up the Company acquire all or a portion of the properties, assets or capital stock of any other company for consideration greater than $5.0 million and incur indebtedness in excess of $30.0 million.

Dividends

      The holders of Series A, B and C Preferred Stock will also be entitled to participate in non-cumulative dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends on Preferred Stock or common stock have been declared by the Board from inception through December 31, 2002.

Liquidation

      In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and Preferred Stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B and C Preferred Stock are each entitled to receive an amount of $4.51, $4.51 and $1.79 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed to holders of Preferred Stock and common stock with equal priority and pro rata based on the number of shares held by each such holder. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences the funds will be distributed pro rata to the holders of Series A, B and C Preferred Stock.

Conversion

      Each share of Series A, B and C Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A, B and C Preferred Stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the closing of a public offering of common stock resulting in at least $35.0 million gross proceeds at a valuation of the Company of $250.0 million.

      At December 31, 2002, the Company reserved 5,976,082, 3,320,538 and 10,937,500 shares of common stock for the conversion of Series A, B and C Preferred Stock, respectively.

NOTE 9 – COMMON STOCK:

      The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 63,656,250 shares of $0.001 par value common stock. There were no shares of common stock outstanding at December 31, 2001 or 2002.

Warrants for common stock

      In connection with the issuance of Series B Preferred Stock, the Company issued warrants to purchase 2,625,000 shares of common stock for $5.71 per share. Such warrants were outstanding at December 31, 2000 and expired unexercised on May 15, 2001. The Company determined the fair value of warrants of $2.6 million at the date of grant, using the Black-Scholes pricing model with the following assumptions: no dividends, risk-free rate of 6.4%, volatility at 71% and contractual life of one year.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      The Company received $15.0 million in proceeds from the issuance of Series B Preferred Stock, of which $2.6 million was allocated to the common stock warrants resulting in a beneficial conversion feature in the Series B Preferred Stock of $2.6 million, which has been recorded as a dividend to the holders of Series B Preferred Stock.

      As discussed in Note 3, the Company issued warrants to a related party to purchase 218,750 shares of the Company’s common stock.

NOTE 10 – STOCK OPTION PLANS:

Nortel Networks Stock Option Plans

      Until March 2000, certain employees of the Company received grants of nonqualifying stock options under Nortel Networks stock option plans. The stock options were granted at the market price on the date of grant and expire on the tenth anniversary date. The stock options granted generally vested over three years.

      As discussed in the Note 8, on February 7, 2002 the Company repurchased all shares held by Nortel Networks. As a result, the Nortel Networks stock option holders had to exercise the options within 90 days after the close of the transaction or the options were to be cancelled. As a result, 393,718 options of Nortel Networks stock were cancelled in 2002.

      Additional information with respect to stock options under the Nortel Networks plans is as follows:

	2000		2001		2002

		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Options outstanding at January 1	575,806	$9.91	408,048	$12.56	393,718	$12.47
Options granted	5,600	65.49	—	—	—	—
Employee transfers	38,370	14.53	—	—	—	—
Exercised	(207,269)	6.89	(8,349)	11.23	—	—
Canceled	(4,459)	8.13	(5,981)	20.05	(393,718)	12.47

Outstanding at December 31	408,048	12.56	393,718	12.47	—	—

Options exercisable at December 31	266,869	$11.06	353,732	$11.64	—	$—

2000 Stock Option Plan

      In April 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants. The Company has reserved 7,350,000 shares of Common Stock for issuance under the Plan.

      Options under the Plan may be granted for periods of up to ten years and at prices no less than the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over four years.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Voluntary Stock Option Exchange Program

      On January 23, 2002, the Board of Directors of the Company authorized the Voluntary Stock Option Exchange Program. Under the terms of the program, each eligible employee was offered the opportunity to exchange all or some of their outstanding stock options of the Company’s at an exchange ratio of 0.684 for new stock options to be granted by the Company. The exercise price of the new stock options was the fair value of the common stock on date of grant. Grant date was the expiration of 6 months and one day following the stock options offering period. As a result of the program 321,825 shares were cancelled on March 15, 2002 and 220,129 shares were subsequently issued related to the program.

Stock based compensation

      For financial reporting purposes, the Company has determined that the estimated value of the common stock determined in anticipation of the Company’s initial public offering was in excess of the exercise price, which was deemed to be fair market as of the dates of grant. In connection with the grants of such options, the Company recorded deferred stock based compensation of $6.7 million in 2002. For the year ended December 31, 2002 the amortization of non-cash deferred stock-based compensation was $1.6 million.

      On April 22, 2002, the Company issued a stand-alone nonstatutory stock option to a former director associated with Nortel Networks, to purchase 43,750 shares of the Company’s common stock at an exercise price of $3.31 per share. The option is fully vested and expires on April 22, 2006, or earlier in connection with a change of control of the Company. The Company issued the stock option to the former director pursuant to a settlement agreement and release in connection with this individual’s termination of service in February 2002 on the Company’s board of directors. The fair value of the options was determined at the date of the grant using the Black-Scholes option pricing model. The determined fair value of $82,000 was expensed in the year ended December 31, 2002.

      Activity under the 2000 Stock Option Plan is set forth as follows:

							Three Months
	Year Ended December 31,						Ended March 30,

	2000		2001		2002		2003

		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

							(unaudited)
Options outstanding at January 1	—	$—	5,134,900	$5.39	4,706,349	$5.40	6,433,092	$4.68
Options granted	5,211,900	5.38	514,937	8.57	2,470,041	3.99	129,500	8.57
Options exercised	—	—	—	—	—	—	—	—
Options cancelled	(77,000)	4.62	(943,488)	7.09	(743,298)	6.88	(169,525)	4.39

Outstanding at end of period	5,134,900	5.39	4,706,349	5.40	6,433,092	4.68	6,393,067	4.77

Options exercisable at end of period	573,133	4.51	2,188,058	5.17	3,256,417	4.69	3,494,169	4.66

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

      Additional information regarding options outstanding under the Company’s 2000 Stock Option Plan as of December 31, 2002 is as follows:

	Options Outstanding

		Weighted		Options Exercisable
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Number	Life (in	Exercise	Number	Exercise
Price	Outstanding	Years)	Price	Outstanding	Price

$1.29-$1.29	818,665	9.2	$1.29	254,377	$1.29
$3.31-$4.21	244,720	9.5	$3.73	—	$—
$4.51-$5.10	3,962,006	7.7	$4.61	2,564,893	$4.54
$5.54-$6.00	755,273	9.9	$5.96	120,310	$6.00
$7.25-$8.57	652,428	8.2	$8.29	316,837	$8.16

$1.29-$8.57	6,433,092	8.3	$4.68	3,256,417	$4.69

      The fair value of each option grant under the Company’s stock option plan is estimated on the date of grant using the fair value method, using the following weighted average assumptions:

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

				(unaudited)
Risk free interest rate	6.2%	4.81%	3.14%	3.14%	2.68%
Expected life (years)	4	4	4	4	4
Expected dividends	$—	$—	$—	$—	$—
Volatility	71%	71%	71%	71%	71%

      The weighted average fair value of options granted during 2000, 2001, 2002 and the three months ended March 31, 2002 and March 30, 2003 was $3.12, $4.86, $4.45, $2.71 and $7.72 (unaudited), respectively.

      Under the Nortel Networks Stock Option Plans, the Company calculated the fair value of each option grant on the date of grant using the Black-Scholes pricing model with the following assumptions in 2000: dividend yield at 0.16%; weighted average expected option term of four years; risk-free interest rate of 6.0%. The weighted average fair value of options granted and employee transfers during 2000 was $17.02 and $3.19, respectively. No options were granted under the Nortel Networks Stock Option Plans in 2001 and 2002.

NOTE 11 –	SEGMENT INFORMATION, OPERATIONS BY GEOGRAPHIC AREA AND SIGNIFICANT CUSTOMERS:

      Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. By this definition, the Company primarily operates in one business segment, which is the development, marketing and sale of networking products for the small business and home markets. NETGEAR’s headquarters and most of its operations are located in the United States. The Company also conducts sales, marketing and customer service activities through several small sales offices in Europe and Asia. Geographic revenue information is based on the location of the reseller or distributor. Long-lived assets, primarily fixed assets, are reported below based on the location of the asset.

NETGEAR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Geographic information

      Net revenue consist of (in thousands):

				Three Months Ended
	Year Ended December 31,
				March 31,	March 30,
	2000	2001	2002	2002	2003

				(unaudited)
United States	$118,422	$121,688	$150,096	$25,279	$36,661
Europe	38,935	52,977	68,006	15,951	24,455
Asia Pacific	17,899	16,294	18,053	4,065	6,436
Rest of the world	1,407	1,481	1,176	233	154

	$176,663	$192,440	$237,331	$45,528	$67,706

      Long-lived assets consist of (in thousands):

	December 31,		March 30,

	2001	2002	2003

			(unaudited)
United States	$1,214	$3,074	$3,210
Europe	31	12	41
Asia Pacific	29	58	87

	$1,274	$3,144	$3,338

      Significant customers (as a percentage of net revenue):

	Year Ended			Three Months Ended
	December 31,
				March 31,	March 30,
Customer	2000	2001	2002	2002	2003

				(unaudited)
A	33%	36%	32%	30%	32%
B	20%	23%	20%	28%	20%

NOTE 12 – EMPLOYEE BENEFIT PLAN:

      Until March 2000, Nortel Networks offered participation in a 401(k) retirement savings plan to employees of the Company. Under the plan, employees could defer up to 15% of their compensation to a tax-deferred savings account, up to the maximum allowable IRS deduction, and Nortel Networks matched one half of each dollar contributed up to the first 5% of compensation, limited to a maximum of $1,500. Nortel Networks charged the Company expenses of $16,000 for the three months ended March 31, 2000. In April 2000, the Company adopted the NETGEAR 401(k) Plan to which employees could contribute up to 15% of salary subject to the legal maximum. The Company contributes an amount equal to 50% of the first 5% of the employees’ contribution. The maximum Company contribution is $1,500 per year. The Company expensed $54,000, $80,000 and $130,000 related to the NETGEAR 401(k) Plan in 2000, 2001 and 2002, respectively.

NOTE 13 – SUBSEQUENT EVENTS:

      In April 2003, the Company’s board of directors approved a 1.75-for-1 stock split, which became effective on July 29, 2003, for both preferred and common stock. All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

7,000,000 Shares

Common Stock

PROSPECTUS
July 30, 2003

LEHMAN BROTHERS

MERRILL LYNCH & Co.

UBS INVESTMENT BANK